Exhibit 99.2

LEDDARTECH HOLDINGS INC.

NOTICE OF MEETING AND

MANAGEMENT INFORMATION CIRCULAR

FOR THE ANNUAL GENERAL AND SPECIAL MEETING

OF SHAREHOLDERS OF LEDDARTECH HOLDINGS INC.

TO BE HELD ON MARCH 26, 2025

February 7, 2025

LEDDARTECH HOLDINGS INC.

NOTICE OF ANNUAL GENERAL AND SPECIAL MEETING OF SHAREHOLDERS

Notice is hereby given that the annual general and special meeting (the “Meeting”) of the holders (the “Shareholders”) of common shares (the “Common Shares”) in the capital of LeddarTech Holdings Inc. (the “Company”) will be conducted in virtual-only format on March 26, 2025 at 11:00 a.m. (Eastern Time) via live audio webcast at www.virtualshareholdermeeting.com/LDTC2025 for the following purposes:

1)	to receive the Company’s audited annual consolidated financial statements for the fiscal year ended September 30, 2024, together with the auditors’ reports thereon;

2)	to elect the six (6) directors named in the Company’s management information circular in respect of the Meeting (the “Circular”) who will serve until the end of the next annual shareholders meeting of the Company or until their successors are elected or appointed;

3)	to appoint Richter LLP as the independent auditor of the Company and to authorize the Company’s board of directors to fix its remuneration;

4)	to approve an amendment to the Company’s omnibus equity-based incentive plan (the “Incentive Plan”) to increase the number of Common Shares available for issuance thereunder;

5)	to approve a second and separate amendment to the Incentive Plan for the adoption of an evergreen provision to the Incentive Plan providing for an automatic annual increase in the Common Shares available for issuance thereunder over the next five (5) years; and

6)	to consider such other business that may properly be brought before the Meeting or any postponement or adjournment thereof.

The Company’s board of directors has fixed the close of business on February 14, 2025, as the record date for determining Shareholders entitled to receive notice of, and to vote at, the Meeting, or any postponement or adjournment thereof (the “Record Date”). No person who becomes a Shareholder of record after that time will be entitled to vote at the Meeting or any postponement or adjournment thereof.

The Company is holding the Meeting as a completely virtual meeting, which will be conducted via live audio webcast at www.virtualshareholdermeeting.com/LDTC2025, to make the Meeting more accessible to all Shareholders regardless of their geographic location and to maximize shareholder attendance. All Shareholders, regardless of geographic location and equity ownership, will have an equal opportunity to participate in the Meeting and engage with the directors and management of the Company. Shareholders will not be able to attend the Meeting in person.

Proxy Materials

As permitted by Canadian securities regulators, the Company is using notice-and-access to deliver its Circular and audited annual consolidated financial statements for the fiscal year ended September 30, 2024, together with the independent auditors’ reports thereon and related management’s discussion and analysis (collectively, the “Proxy Materials”) to both its registered and non-registered Shareholders. Under the notice-and-access procedures, instead of receiving paper copies of the Proxy Materials, Shareholders will receive a notice of the availability of proxy materials (the “Notice-and-Access Letter”), which provides information on how to access copies of the Proxy Materials, how to request a paper copy of the Proxy Materials and details about the Meeting. The Notice-and-Access Letter and form of proxy or voting instruction form have been sent to both registered and non-registered Shareholders. Notice and access substantially reduces the Company’s printing and mailing costs and is more environmentally friendly as it reduces paper and energy consumption. The Proxy Materials are available on the Company’s website at investors.leddartech.com and under its profiles on SEDAR+ at www.sedarplus.ca and EDGAR at www.sec.gov.

You may request a paper copy of this Circular, the audited annual consolidated financial statements of the Company and related management’s discussion and analysis, at no cost to you, up to one year from the date this Circular was filed on SEDAR+. Shareholders may make such a request at any time prior to the Meeting online at www.proxyvote.com or by calling Broadridge Investor Communications Corporation (“Broadridge”) at 1-877-907-7643 (Canada and U.S.). Shareholders will be asked to enter the sixteen (16) digit control number indicated on the form of proxy or voting instruction form they received with the Notice of Meeting. After the Meeting, requests may be made by calling 1-877-907-7643 (Canada and U.S.). To receive the Proxy Materials in advance of the voting deadline and the Meeting date, we estimate that requests for paper copies must be received by no later than March 10, 2025. If a Shareholder requests a paper copy of the Proxy Materials, please note that no other form of proxy or voting instruction form will be sent. Please retain the one received with the Notice of Meeting for voting purposes.

All Shareholders are reminded to review the Circular before voting their Common Shares.

Dated at Québec City, Québec, this 7th day of February, 2025.

BY ORDER OF THE BOARD OF DIRECTORS

David Torralbo (Signed)

Chief Legal Officer and Corporate Secretary

TABLE OF CONTENTS

Introduction	1

Notice to United States Shareholders	3

Voting Information	4
What will I be voting on?	4
Who is soliciting my proxy?	4
Who is entitled to vote?	4
How many Common Shares are issued and outstanding and who are the principal Shareholders?	4
What are the quorum requirements for the Meeting?	5
How do I know if I am a registered Shareholder or a non-registered (beneficial) Shareholder?	5
How do I attend the Meeting online?	6
How do I vote if I am a registered Shareholder?	8
How do I vote if I am a non-registered Shareholder?	9
How do I attend the Meeting as a guest?	10
How do I change or revoke my vote?	10
How will my proxy be voted?	11
What votes are required to determine the matters being considered at the Meeting?	11
Is my vote confidential?	11
How do I ask questions at the Meeting?	11
Who should I contact if I have questions?	12

Business of the Meeting	13
1. Receiving the Audited Annual Financial Statements	13
2. Election of Directors	13
3. Appointment of Auditors	13
4. Approval of the LTIP Pool Increase Resolution	14
5. Approval of the LTIP Evergreen Resolution	15

About the Director Nominees	17
Description of Proposed Director Nominees	17
Cease Trade Orders	23

Compensation Discussion and Analysis	24
Overview of Compensation of Executive Officers	24
Principal Elements of Executive Compensation	26
Equity Plans	28
LeddarTech Holdings Inc. Incentive Plan	28
Compensation of Members of the Board	34

- i -

Corporate Governance Policies and Practices	36
Introduction	36
Election of Directors	36
Director Term Limits and Other Mechanisms of Board Renewal	36
Director Independence	36
Mandate of the Board	37
Meetings of Independent Directors	37
Position Descriptions	37
Orientation and Continuing Education	38
Code of Business Conduct and Ethics	38
Monitoring Compliance with the Code of Conduct	38
Complaint Reporting	39
Diversity	39
Committees of the Board	40
Audit Committee	40
Compensation and Human Capital Committee	40
Nominating and Corporate Governance Committee	40
Disclosure Policy	41
Advance Notice Provisions	41
Choice of Forum	41

General and Additional Information	42
Interests of Certain Persons or Companies on Matters to be Acted Upon	42
Interest of Informed Persons in Material Transactions	42
Indebtedness of Directors, Officers and Employees	43
Shareholder Proposals for Next Annual Meeting of Shareholders	43
Other Matters	43
Additional Information	43
Approval by Directors	43

Schedule A Mandate for the Board of Directors	A-1

Schedule B Audit Committee Charter	B-1

Schedule C Company’s Omnibus Equity-Based Incentive Plan	C-1

- ii -

MANAGEMENT INFORMATION CIRCULAR

INTRODUCTION

This management information circular (the “Circular”) is furnished in connection with the solicitation of proxies by and on behalf of the management of LeddarTech Holdings Inc. (the “Company” or “LeddarTech”) for use at the annual general and special meeting (the “Meeting”) of holders (the “Shareholders”) of common shares (the “Common Shares”) in the capital of LeddarTech to be conducted in virtual-only format on March 26, 2025 at 11:00 a.m. (Eastern time) via live audio webcast at www.virtualshareholdermeeting.com/LDTC2025, and at any adjournment(s) or postponement(s) thereof, for the purposes set forth in the accompanying notice of the Meeting (the “Notice of Meeting”).

No person has been authorized to give any information or make any representation in connection with the matters to be considered at the Meeting other than those contained in this Circular and, if given or made, any such information or representation must not be relied upon as having been authorized.

Meeting Information

The Company is holding the Meeting as a completely virtual meeting, which will be conducted via live audio webcast at www.virtualshareholdermeeting.com/LDTC2025, with a view to make the Meeting more accessible to all Shareholders regardless of their geographic location and to maximize shareholder attendance. All Shareholders, regardless of geographic location and equity ownership, will have an equal opportunity to participate in the Meeting and engage with the directors and management of the Company. Shareholders will not be able to attend the Meeting in person.

For additional details on how to attend and participate in the Meeting, please see “Voting Information”.

Information Contained in this Circular

Unless otherwise noted or the context requires otherwise, all information provided in this Circular is given as of February 7, 2025, and references in this Circular to “LeddarTech”, “we”, “us”, “our”, or “the Company” include LeddarTech and all of its subsidiaries, on a consolidated basis. Words importing the singular, where the context requires, include the plural and vice versa and words importing any gender include all genders.

We publish our consolidated financial statements in Canadian dollars. In this Circular, unless otherwise specified, all monetary amounts are in Canadian dollars, all references to “$,” “dollars,” “C$,” “CDN$,” and “CAD$” mean Canadian dollars, and all references to “US$” and “USD” mean U.S. dollars.

Information contained on, or that can be accessed through, our website does not constitute a part of this Circular and is not incorporated by reference herein.

Explanatory Note: Completion of Business Combination with Prospector Capital Corp.

On June 12, 2023, LeddarTech Holdings Inc. (as a predecessor to the Company, “NewCo”) entered into a business combination agreement (as amended on September 25, 2023, the “Business Combination Agreement”) with LeddarTech Inc. and Prospector Capital Corp. (“Prospector”), a Cayman Islands exempted company trading on Nasdaq Stock Market LLC (“Nasdaq”). Under the terms of the Business Combination Agreement, the following transactions were completed on December 21, 2023, on the terms set forth in a statutory plan of arrangement (the “Plan of Arrangement”) under Section 192 of the Canada Business Corporations Act (the “CBCA”):

1)	Prospector completed a continuance into the laws of Canada (the “Continuance” and Prospector as so continued, “Prospector Canada”);

2)	Prospector Canada and NewCo amalgamated (the “Prospector Amalgamation” and Prospector Canada and NewCo as so amalgamated, “AmalCo”);

3)	the preferred shares of LeddarTech Inc. converted into common shares of LeddarTech Inc. and AmalCo acquired all of the issued and outstanding common shares of LeddarTech Inc. from LeddarTech Inc.’s shareholders in exchange for common shares of AmalCo having an aggregate equity value of US$200 million (at a negotiated value of US$10.00 per share) plus an amount equal to the aggregate exercise price of the LeddarTech Inc.’s outstanding “in the money” options immediately prior to the Prospector Amalgamation plus additional AmalCo “earnout” shares (with the terms set forth in the Business Combination Agreement) (the “Share Exchange”);

4)	LeddarTech Inc. and AmalCo amalgamated (the “LeddarTech Amalgamation”); and

5)	in connection with the foregoing, the securities of AmalCo converted into an equivalent number of corresponding securities in the Company, each equity award of LeddarTech Inc. that was not canceled pursuant to the Business Combination Agreement and the Plan of Arrangement became an equity award of the Company, and the Incentive Plan (as defined herein) adopted by LeddarTech Inc. immediately prior to the completion of the Business Combination was assumed by the Company (together with the Continuance, the Prospector Amalgamation, the Share Exchange, the LeddarTech Amalgamation and the other transactions contemplated under the Business Combination Agreement, the “Business Combination”).

Following the Business Combination, the Common Shares and Public Warrants (as defined herein) were listed and posted for trading on the Nasdaq under the symbols “LDTC” and “LDTCW”, respectively.

Forward-Looking Statements

Some of the statements in this Circular that do not directly or exclusively relate to historical facts constitute forward-looking statements within the meaning of Section 27A of the U.S. Securities Act of 1933, as amended (the “U.S. Securities Act”), Section 21E of the U.S. Securities Exchange Act of 1934, as amended (the “U.S. Exchange Act”), and applicable Canadian securities laws. Our forward-looking statements include, but are not limited to, statements regarding our or our management team’s expectations, hopes, beliefs, intentions or strategies regarding the future. In addition, any statements that refer to projections, forecasts or other characterizations of future events or circumstances, including any underlying assumptions, are forward-looking statements. The words “anticipate,” “believe,” “continue,” “could,” “estimate,” “expect,” “intends,” “may,” “might,” “plan,” “possible,” “potential,” “predict,” “project,” “should,” “would” and similar expressions may identify forward-looking statements, but the absence of these words does not mean that a statement is not a forward-looking statement. Forward-looking statements in this Circular may include, but are not limited to, statements about:

●	the Company’s ability to timely access sufficient capital and financing on favorable terms or at all;

●	our ability to maintain compliance with our debt covenants, including our ability to enter into any forbearance agreements, waivers or amendments with, or obtain other relief from, our lenders as needed;

●	our ability to execute on our business model, achieve design wins and generate meaningful revenue;

●	our ability to successfully commercialize our product offering at scale, whether through the collaboration agreement with Texas Instruments, a collaboration with a Tier 2 supplier or otherwise;

●	changes in our strategy, future operations, financial position, estimated revenues and losses, projected costs, projects, prospects and plans;

●	changes in general economic and/or industry-specific conditions;

●	our ability to retain, attract and hire key personnel;

●	potential adverse changes to relationships with our customers, employees, suppliers or other parties;

●	legislative, regulatory and economic developments; and

●	the outcome of any known and unknown litigation and regulatory proceedings.

Readers are cautioned not to place undue reliance on these forward-looking statements, which speak only as of the date of this Circular. Although we believe that the expectations reflected in such forward-looking statements are reasonable, there can be no assurance that such expectations will prove to be correct. These statements involve known and unknown risks and are based upon a number of assumptions and estimates which are inherently subject to significant uncertainties and factors relating to our operations and business environment, including those discussed under the section titled “Item 3.D Risk Factors” in the Company’s Annual Report on U.S. Form 20-F filed with the U.S. Securities and Exchange Commission (the “SEC”) and the Autorité des marchés financiers (Québec) on December 26, 2024, for the financial year ended September 30, 2024 (the “Annual Report”), all of which are difficult to predict and many of which are beyond our control. Actual results may differ materially from those expressed or implied by such forward-looking statements. We undertake no obligation to publicly update or revise any forward-looking statements contained in this Circular, the Annual Report or the documents incorporated by reference in the Annual Report to reflect any change in our expectations with respect to such statements or any change in events, conditions or circumstances upon which any such statement is based.

NOTICE TO UNITED STATES SHAREHOLDERS

LeddarTech is a corporation organized under the CBCA and is a foreign private issuer within the meaning of Rule 3b -4 under the U.S. Exchange Act. The solicitation of proxies for the Meeting is not subject to the proxy requirements of Section 14 of the U.S. Exchange Act, and the related regulations thereunder, by virtue of an exemption available to proxy solicitations by foreign private issuers. Accordingly, the solicitation contemplated herein is being made to U.S. Shareholders only in accordance with Canadian corporate and securities laws and this Circular has been prepared solely in accordance with disclosure requirements applicable in Canada. United States Shareholders should be aware that such requirements are different from those of the United States applicable to proxy statements under the U.S. Exchange Act. Specifically, information contained or incorporated by reference herein has been prepared in accordance with Canadian disclosure standards, which are not comparable in all respects to U.S. disclosure standards.

In addition, as a “foreign private issuer,” we are permitted to follow certain corporate governance rules that conform to Canadian requirements in lieu of certain Nasdaq corporate governance rules.

U.S. Shareholders should be aware that the corporate governance rules of the Nasdaq are different in certain respects from Canadian corporate governance requirements.

The enforcement by Shareholders of civil liabilities under the U.S. federal and state securities laws may be affected adversely by the fact that the Company is incorporated or organized outside the United States, that some of its officers and directors are residents of a country other than the United States, and that a substantial portion of the assets of the Company and such persons are located outside the United States. As a result, it may be difficult or impossible for the U.S. Shareholders to effect service of process within the United States upon the Company, its officers and directors or to realize against them upon judgments of courts of the United States predicated upon civil liabilities under the federal securities laws of the United States or any state securities laws. In addition, U.S. Shareholders should not assume that the courts of Canada: (a) would enforce judgments of U.S. courts obtained in actions against such persons predicated upon civil liabilities under the federal securities laws of the United States or any state securities laws or (b) would enforce, in original actions, liabilities against such persons predicated upon civil liabilities under the federal securities laws of the United States or any state securities laws.

VOTING INFORMATION

What will I be voting on?

You will be voting on:

(a)	the election of the six (6) directors named in this Circular who will serve until the end of the next annual shareholders meeting of the Company or until their successors are elected or appointed;

(b)	the appointment of Richter LLP (PCAOB ID No. 989) Canada (“Richter”) as independent auditor of the Company and the authorization of the Company’s board of directors (the “Board”) to fix its remuneration;

(c)	to approve an amendment to the Company’s omnibus equity-based incentive plan (the “Incentive Plan”) to increase the number of Common Shares available for issuance thereunder (the “LTIP Pool Increase Resolution”);

(d)	to approve a second and separate amendment to the Incentive Plan for the adoption of an evergreen provision to the Incentive Plan providing for an automatic annual increase in the Common Shares available for issuance thereunder over the next five (5) years (the “LTIP Evergreen Resolution”); and

(e)	any other business that may properly come before the Meeting.

Who is soliciting my proxy?

The management of LeddarTech is soliciting your proxy. The Company’s management requests that you sign and return the form of proxy or voting instruction form, as applicable, so that your votes are exercised at the Meeting. The solicitation of proxies will be primarily by mail. However, the directors, officers or regular employees of the Company (who will receive no compensation in addition to their regular remuneration) may also solicit proxies by telephone, by Internet, in writing, or in person. The Company may also use the services of outside firms to solicit proxies and reimburse brokers and other persons holding Common Shares in their name or in the name of nominees for the costs incurred in sending proxy materials to their principals in order to obtain their proxies. The cost of soliciting proxies is expected to be nominal and will be borne by the Company.

Who is entitled to vote?

Only registered holders of Common Shares as at the close of business on February 14, 2025 (the “Record Date”), or their duly appointed proxyholders or representatives, are entitled to receive Notice of and vote at the Meeting or any postponement or adjournment thereof. No person becoming a Shareholder after the Record Date will be entitled to receive Notice of, and vote at, the Meeting or any postponement or adjournment thereof. The failure of a Shareholder to receive Notice of the Meeting does not deprive the Shareholder of the right to vote at the Meeting to which the Shareholder would have otherwise been entitled.

How many Common Shares are issued and outstanding and who are the principal Shareholders?

The authorized share capital of the Company consists of (i) an unlimited number of Common Shares, (ii) an unlimited number of Class A Non-Voting Special Shares, (iii) an unlimited number of Class B Non-Voting Special Shares, (iv) an unlimited number of Class C Non-Voting Special Shares, (v) an unlimited number of Class D Non-Voting Special Shares, (vi) an unlimited number of Class E Non-Voting Special Shares, (vii) an unlimited number of Class F Non-Voting Special Shares, and (viii) an unlimited number of preferred shares, issuable in series. As of February 7, 2025, 37,591,562 Common Shares, 2,031,250 Class A Non-Voting Special Shares, 999,963 Class B Non-Voting Special Shares, 999,963 Class C Non-Voting Special Shares, 999,963 Class D Non-Voting Special Shares, 999,963 Class E Non-Voting Special Shares, 999,963 Class F Non-Voting Special Shares and no preferred shares were issued and outstanding. Each Common Share is entitled to one vote at the Meeting. The Non-Voting Special Shares are not entitled to vote at the Meeting.

The following table sets forth the only persons who, to the knowledge of the directors and senior executive officers of the Company, directly or indirectly beneficially own or exercise control or direction over more than ten percent (10%) of the Common Shares, the approximate number of Shares owned, controlled or directed by each such person and the percentage of the Common Shares so owned, controlled or directed as of February 7, 2025:

Name of Shareholder	Number of Common Shares Owned, Controlled or Directed(1)	Percentage of Common Shares Owned, Controlled or Directed(2)
Prospector Sponsor, LLC(3)	7,615,015	20.3%
FS LT Holdings LP(4)	5,963,325	15.9%
Investissement Québec(5)	4,364,838	11.6%

Notes:

(1)	Figures represent issued and outstanding voting securities (i.e., Common Shares) held by the applicable Shareholder.
(2)	Figures represent ownership on a non-diluted basis.
(3)	The Common Shares reported above are held in the name of Prospector Sponsor, LLC (the “Sponsor”). Derek Aberle, Nick Stone, Steve Altman, and Mike Stone are among the members of the Sponsor and are its managers. Each manager has one vote, and the unanimous approval of the managers is required for approval of an action of the Sponsor. No individual manager exercises voting or dispositive control over any of the securities held by the Sponsor, even those in which he directly owns a pecuniary interest. Accordingly, none of the individuals is deemed to have or share beneficial ownership of such Common Shares.
(4)	The Common Shares reported above are held in the name of FS LT Holdings LP (“FS Investors”), a Delaware limited partnership. FS Investment Management, L.P., a Delaware limited partnership, is the general partner of FS LT Holdings LP and exercises sole voting and dispositive control of the securities held by FS LT Holdings LP. Nick Stone Management II, LLC, a Texas limited liability company, is the general partner of FS Investment Management, L.P. Nick Stone is the manager of Nick Stone Management II, LLC.
(5)	Investissement Québec (“IQ”) is a mandatary of the Government of the Province of Quebec, Canada. Decisions to vote or dispose Company’s securities are made (i) by the Government of Québec, through the adoption of a decree of the Cabinet or by the Minister of the Economy, Innovation and Energy, in both cases under recommendations of the personnel at the ministry and of IQ or (ii) with respect to securities acquired by IQ acting for its own account (and not as mandatary of the Government of Québec), by IQ’s Credit Committee (which is typically comprised of six (6) persons) upon recommendations of IQ’s personnel. Accordingly, no person individually can exercise voting or investment power over the shares held by IQ, and none are deemed to have or share beneficial ownership of such securities.

What are the quorum requirements for the Meeting?

The by-laws of the Company provide that a quorum of Shareholders is present at a meeting of shareholders if the holders of not less than a third (33 1/3%) of the shares entitled to vote at the meeting are present in person or represented by proxy, irrespective of the number of persons actually present at the meeting.

How do I know if I am a registered Shareholder or a non-registered (beneficial) Shareholder?

You are a registered Shareholder if your Common Shares are registered directly in your name with our transfer agent, Continental Stock Transfer & Trust Company.

You are a non-registered Shareholder (also called a beneficial Shareholder) if your Common Shares are held in the name of a nominee (also called an intermediary), such as a securities broker, trustee, or other financial institution (an “Intermediary”).

Only registered Shareholders or duly appointed proxyholders are permitted to vote at the Meeting.

How do I attend the Meeting online?

This year’s Meeting will be a completely “virtual meeting” of Shareholders, conducted online via live audio webcast. Shareholders will not be able to attend the Meeting in person. In order to participate online in real-time, submit questions and vote at the Meeting, Shareholders and duly appointed proxyholders must follow the instructions below.

The steps you need to follow to participate and vote at the Meeting will depend on whether you are a registered Shareholder or a non-registered Shareholder.

Registered Shareholders	Non-Registered Shareholders	Proxyholders (including non-registered Shareholders who have duly appointed themselves as proxyholder)

If you are a registered Shareholder, you will receive a form of proxy containing the relevant details concerning the business of the Meeting, including a sixteen (16) digit control number that must be used to vote by proxy in advance of the Meeting or join the live audio webcast on the day of the Meeting.

If you wish to participate and vote at the Meeting, do not complete the form of proxy; and instead, follow these steps:

First, log into www.virtualshareholdermeeting.com/LDTC2025 fifteen (15) minutes before the Meeting starts. You should allow ample time to check into the virtual Meeting and complete the related procedures.

If you are a non-registered Shareholder and wish to participate and vote at the Meeting yourself:

First, you need to appoint yourself as a proxyholder. You may appoint yourself as proxyholder by (i) following the instructions on your voting instruction form, completing the voting instruction form and returning it to your Intermediary, (ii) visiting www.proxyvote.com, or (iii) telephone if your Intermediary provides you with this option. You must follow the instructions and deadlines provided by your Intermediary in order to do so.

If you have been appointed as a third-party proxyholder for a registered or non-registered Shareholder, or if you are a non-registered Shareholder and have duly appointed yourself as a proxyholder, you can access the Meeting, and participate and vote at the Meeting during the live audio webcast, by following these steps:

First, log into www.virtualshareholdermeeting.com/LDTC2025 fifteen (15) minutes before the Meeting starts. You should allow ample time to check into the virtual Meeting and complete the related procedures.

Registered Shareholders	Non-Registered Shareholders	Proxyholders (including non-registered Shareholders who have duly appointed themselves as proxyholder)

Second, enter the sixteen (16) digit control number included on your form of a proxy into the “Shareholder Login” section and click “Enter Here”.

Third, follow the instructions to access the Meeting, and vote when prompted.

Second, given the Meeting will take place virtually, the process for you to appoint yourself to participate and vote at the Meeting is different than it would be for an in-person Meeting. In addition to the first step above, you must follow the additional instructions on your voting instruction form very carefully, including (i) inserting your name as the “Appointee Name”, and (ii) designating an eight (8)-character “Appointee Identification Number” in the spaces provided in your voting instruction form or online at www.proxyvote.com. Such appointee information is required for you to participate and vote at the Meeting.

Such steps must be completed prior to 11:00 a.m. (Eastern Time) on March 24, 2025 (or, if the Meeting is adjourned or postponed, at least forty-eight (48) hours, excluding Saturdays, Sundays and holidays, before the rescheduled meeting) or you cannot participate and vote at the Meeting.

If you are a non-registered Shareholder, have duly appointed yourself to participate and vote at the Meeting and want to know how to access the Meeting to participate and vote thereat, see the column to the right entitled “Proxyholders (including non-registered Shareholders who have duly appointed themselves as proxyholder)”.

Second, enter the Appointee Name and the Appointee Identification Number exactly as it was provided on the applicable form of proxy or voting instruction form or through www.proxyvote.com and click on “Enter Here.” If this information is not available to you, or if you do not enter it exactly as provided, you will not be able to participate and vote at the Meeting as a proxyholder.

Third, follow the instructions to access the Meeting and submit your vote when prompted.

If you have been appointed as a proxyholder for more than one Shareholder, you will be asked to enter the Appointee Name and the Appointee Identification Number for each separate Shareholder in order to vote the applicable shares on their behalf.

Third-party proxyholders will be informed of the Appointee Name and eight (8)-character Appointee Identification Number prior to the Meeting by the Shareholder who appointed them to act as proxyholder at the Meeting. Third-party proxyholders who have forgotten or misplaced the applicable Appointee Name and/or the Appointee Identification Number should contact the Shareholder who appointed them as quickly as possible. Shareholders who have forgotten or misplaced the applicable Appointee Name and/or the Appointee Identification Number must create a new one through www.proxyvote.com.

If you attend the Meeting, you should ensure you have a strong, preferably high-speed, internet connection. It is your responsibility to ensure connectivity for the duration of the Meeting. The Meeting will begin promptly at 11:00 a.m. (Eastern Time) on March 26, 2025. Online check-in will begin fifteen (15) minutes prior to that time. You should allow ample time for check-in procedures. If you encounter any difficulties accessing the Meeting online during the check-in or during the Meeting time, please call the technical support number posted on the Meeting log-in page.

How do I vote if I am a registered Shareholder?

Voting by proxy before the Meeting

Registered Shareholders can vote their Common Shares online at the Meeting or by proxy. However, even if you currently plan to participate in the webcast for the Meeting, you are encouraged to consider voting your Common Shares in advance, so that your vote will be counted if you later decide not to, or are unable to, attend the Meeting for any reason.

You can vote in advance of the Meeting as follows:

By Internet – Go to www.proxyvote.com and follow the instructions. You will need the sixteen (16) digit control number found on your form of proxy.

By mail – Complete, date and sign your form of proxy in accordance with the instructions set out on such form and return it in the prepaid envelope provided to Data Processing Centre, P.O. Box 3700, STN Industrial Park, Markham (ON), L3R 9Z9 Canada.

By telephone – Call 1-800-474-7493 (English) or 1-800-474-7501 (French). You will need the sixteen (16) digit control number found on your form of proxy.

Your duly completed form of proxy or your Internet or telephone voting instructions, as applicable, must be received by 11:00 a.m. (Eastern Time) on March 24, 2025 (or, if the Meeting is adjourned or postponed, at least forty-eight (48) hours, excluding Saturdays, Sundays and holidays, before the rescheduled meeting).

Appointment of a third-party proxyholder

If you vote by proxy, the individuals named on the form of proxy will vote your shares for you unless you appoint someone else to be your proxyholder. You have the right to appoint another person of your choice who need not be a Shareholder to represent you at the Meeting (a “third party proxyholder”) other than the persons designated in the form of proxy. A registered Shareholder may appoint a third-party proxyholder as follows:

First, you need to appoint the third-party proxyholder by (i) following the instructions on your form of proxy, completing, and returning your form of proxy to Broadridge, or (ii) visiting www.proxyvote.com.

Second, given the Meeting will take place virtually, the process for you to appoint a third-party proxyholder to participate and vote at the Meeting on your behalf is different than it would be for an in-person meeting. In addition to the first step above, you must follow the additional instructions on your form of proxy very carefully, including inserting an “Appointee Name” and designating an eight (8)-character “Appointee Identification Number” in the spaces provided in your form of proxy or online at www.proxyvote.com. Such appointee information is required to participate and vote at the Meeting on your behalf.

Third, you must inform your third-party proxyholder of the exact Appointee Name and eight (8)-character Appointee Identification Number before the Meeting. Your third-party proxyholder will require your Appointee Name and your Appointee Identification Number to participate and vote on your behalf at the Meeting.

The first and second steps above must be completed by 11:00 a.m. (Eastern Time) on March 24, 2025 (or, if the Meeting is adjourned or postponed, at least forty-eight (48) hours, excluding Saturdays, Sundays and holidays, before the rescheduled meeting) or neither you nor your third-party proxyholder will be able to participate and vote at the Meeting.

If you fail to provide the exact Appointee Name and Appointee Identification Number to your third-party proxyholder appointed to participate and vote at the Meeting on your behalf, neither you nor your third-party proxyholder will be able to participate and vote at the Meeting.

If you wish to appoint a third -party proxyholder, you are encouraged to do so online at www.proxyvote.com, as this will allow you to share the Appointee Name and the Appointee Identification Number with your third-party proxyholder easily.

Voting Online at the Meeting

If you are a registered Shareholder and choose to vote online at the Meeting, you do not need to complete and return your form of proxy. Simply log into the Meeting and complete a ballot online during the Meeting. See “How do I attend the Meeting online?” above.

How do I vote if I am a non-registered Shareholder?

Voting by proxy before the Meeting

Non-registered Shareholders can vote their Common Shares online at the Meeting or by proxy. However, even if you currently plan to participate in the webcast for the Meeting, you are encouraged to consider voting your Shares in advance so that your vote will be counted if you later decide not to, or are unable to, attend the Meeting for any reason.

You can vote in advance of the Meeting as follows:

By Internet – Go to www.proxyvote.com and follow the instructions. You will need the sixteen (16) digit control number found on your voting instruction form.

By mail – Complete, date and sign your voting instruction form in accordance with the instructions set out on such form and return it in the prepaid envelope provided to Data Processing Centre, P.O. Box 3700, STN Industrial Park, Markham (ON), L3R 9Z9 Canada.

By telephone – Call 1-800-474-7493 (English) or 1-800-474-7501 (French). You will need the sixteen (16) digit control number found on your voting instruction form.

Your duly completed voting instruction form or your Internet or telephone voting instructions, as applicable, must be received by 11:00 a.m. (Eastern Time) on March 24, 2025 (or, if the Meeting is adjourned or postponed, at least forty-eight (48) hours, excluding Saturdays, Sundays and holidays, before the rescheduled meeting).

Appointment of a Third-Party Proxyholder

As a non-registered Shareholder, you may appoint a third-party proxyholder to participate and vote at the Meeting on your behalf (other than the persons designated by management as set out on your voting instruction form) as follows:

First, you need to appoint the third-party proxyholder by (i) following the instructions on your voting instruction form, completing the voting instruction form and returning it to your Intermediary, (ii) visiting www.proxyvote.com, or (iii) telephone if your Intermediary provides you with this option. You must follow the instructions and deadlines provided by your Intermediary in order to do so.

Second, given the Meeting will take place virtually, the process for you to appoint a third-party proxyholder to participate and vote at the Meeting on your behalf is different than it would be for an in-person meeting. In addition to the first step above, you must follow the additional instructions on your voting instruction form very carefully, including (i) inserting an “Appointee Name” (i.e., the name of your third-party proxyholder), and (ii) designating an 8-character “Appointee Identification Number” in the spaces provided in your voting instruction form or online at www.proxyvote.com. Such appointee information is required to participate and vote at the Meeting on your behalf.

Third, you must inform your third-party proxyholder of the exact Appointee Name and eight (8)-character Appointee Identification Number before the Meeting. Your third-party proxyholder will require your Appointee Name and your Appointee Identification Number to participate and vote on your behalf at the Meeting.

The first and second steps above must be completed by 11:00 a.m. (Eastern Time) on March 24, 2025 (or, if the Meeting is adjourned or postponed, at least forty-eight (48) hours, excluding Saturdays, Sundays and holidays, before the rescheduled meeting) or neither you nor your third-party proxyholder will be able to participate and vote at the Meeting.

If you fail to provide the exact Appointee Name and Appointee Identification Number to your third-party proxyholder appointed to participate and vote at the Meeting on your behalf, neither you nor your third-party proxyholder will be able to participate and vote at the Meeting.

If you wish to appoint a third-party proxyholder, proxyholder, you are encouraged to do so online at www.proxyvote.com, as this will allow you to share the Appointee Name and the Appointee Identification Number with your third-party proxyholder easily.

Voting Online at the Meeting

See “How do I attend the Meeting online?” for additional information on how to log in and attend the Meeting. If you do not duly appoint yourself as proxyholder then you will only be able to attend the Meeting as a guest. Guests will be able to attend the Meeting but cannot submit questions, vote their Common Shares (if any) or otherwise participate in the Meeting.

How do I attend the Meeting as a guest?

If you wish to attend the Meeting as a guest, you can log into www.virtualshareholdermeeting.com/LDTC2025 fifteen (15) minutes before the Meeting starts. You should allow ample time to check into the virtual Meeting and complete the related procedures. Complete the “Guest Login” section and click “Enter Here”. Guests will be able to attend the Meeting but cannot submit questions, vote their Common Shares (if any) or otherwise participate in the Meeting.

How do I change or revoke my vote?

A Shareholder who executes and returns the form of proxy or voting instruction form may revoke it in any manner permitted by law.

If you are a registered Shareholder and you change your mind about how you voted before the Meeting and/or you want to revoke your proxy, you may do so by providing new voting instructions or proxyholder appointment information at www.proxyvote.com at a later time, or a new form of proxy to www.proxyvote.com at a later date, or by delivering a signed written notice specifying your instructions to the registered office of the Company, Attention: Chris Stewart, Chief Financial Officer (“CFO”), at any time up to and including the last business day before the date of the Meeting or any adjournment or postponement thereof. A registered Shareholder may also access the Meeting via the live audio webcast to participate and vote at the Meeting, which will revoke any previously submitted proxy.

If you are a non-registered Shareholder and changed your mind about how you voted before the Meeting and/or want to revoke your proxy, contact your Intermediary to find out what to do. Please note that your Intermediary will need to receive any new instructions in enough time to act on them.

How will my proxy be voted?

You can choose to vote “For,” or “Withhold,” or “Against,” as applicable, on the items listed on the form of proxy or voting instruction form. When you sign the form of proxy, you authorize the directors and/or officers of the Company who are named in the form of proxy to vote your Common Shares for you at the Meeting according to your instructions, unless you have appointed a third-party proxyholder. If you return your form of proxy and do not indicate how you want to vote your Common Shares, your shares will be voted (i) FOR electing each of the six (6) nominee directors who are named in this Circular; (ii) FOR appointing Richter as the independent auditor of the Company and authorizing the Board to set its remuneration; (iii) FOR the LTIP Pool Increase Resolution, and (iv) FOR the LTIP Evergreen Resolution. If you do not specify how you want your Common Shares voted, your proxyholder will vote your shares as they see fit on each item and on any other matter that may properly come before the Meeting.

In addition, the enclosed form of proxy gives the persons named on it authority to use their discretion in voting on amendments or variations, to matters identified in the Notice of Meeting or on any matter that may properly come before the Meeting or at any adjournment(s) or postponement(s) of the Meeting. As of the date of this Circular, management is not aware of any such amendments, variations or other matters to be presented for action at the Meeting. If, however, other matters properly come before the Meeting, the persons named on the enclosed form of proxy will vote on them in accordance with their judgment, pursuant to the discretionary authority conferred by the form of proxy.

What votes are required to determine the matters being considered at the Meeting?

The election of directors, the appointment of the Company’s independent auditor and the ratification and approval of the LTIP Pool Increase Resolution and LTIP Evergreen Resolution will each be determined by a majority of votes cast at the Meeting by proxy or in person.

Is my vote confidential?

The confidentiality of individual Shareholder votes are preserved, except (a) where the Shareholder clearly intends to communicate their individual position to management, (b) where the validity of the form of proxy is in question, or (c) as necessary to comply with legal requirements.

How do I ask questions at the Meeting?

Only registered Shareholders and duly appointed proxyholders are permitted to ask questions during the Meeting. If a registered Shareholder or a duly appointed proxyholder has a question about one of the matters on the agenda to be voted on at the Meeting, such question should be submitted as soon as possible during the Meeting so that it can be addressed at the appropriate time. Questions may be asked during the Meeting by writing through the live audio webcast at www.virtualshareholdermeeting.com/LDTC2025 after logging in, typing the question into the “Ask a Question” field, and clicking “Submit.” Guests will not be able to submit questions either before or during the Meeting.

The Chair of the Board and other members of management present at the Meeting will answer questions relating to matters to be voted on before a vote is held on each matter, if applicable. General questions will be addressed by them at the end of the Meeting during the question period. Questions from multiple Shareholders on the same topic or that are otherwise related may be grouped, summarized, and answered together.

All Shareholder questions are welcome. However, the Company does not intend to address questions that: are irrelevant to the Company’s operations or to the business of the Meeting; are related to non-public information about the Company; are related to personal grievances; constitute derogatory references to individuals or that are otherwise offensive to third parties; are repetitious or have already been asked by other Shareholders; are in furtherance of a Shareholder’s personal or business interest; or are out of order or not otherwise appropriate as determined by the Chair or Secretary of the Meeting in their reasonable judgment.

Who should I contact if I have questions?

If you have questions regarding the information contained in this Circular contact Chris Stewart, CFO by email at chris.stewart@leddartech.com.

If you require assistance in completing the form of proxy you may contact Broadridge by telephone toll-free at:

●	Canada and U.S.: 1-844-916-0609 for English and 1-844-973-0593 for French

●	International: 1-303-562-9305 for English and 303-562-9306 for French

If you are a non-registered Shareholder and have questions about your voting instruction form, please contact your Intermediary.

BUSINESS OF THE MEETING

1. Receiving the Audited Annual Financial Statements

At the Meeting, the Company’s audited annual consolidated financial statements for the fiscal year ended September 30, 2024 (“Fiscal 2024”), including the auditors’ reports thereon, will be placed before the Meeting. No formal action will be taken at the Meeting to approve the financial statements. If any Shareholder has questions regarding the financial statements, such questions may be brought forward at the Meeting.

2. Election of Directors

Our articles provide that the Board will consist of a minimum of three (3) and a maximum of eleven (11) directors. The Board has nominated six (6) directors for election at the Meeting.

The directors are elected by our Shareholders at each annual general meeting of Shareholders and will hold office for a term expiring at the close of the next annual meeting of Shareholders or until their respective successors are elected or appointed.

Set forth in the section entitled “About the Director Nominees” are the names of the six (6) individuals who are proposed as nominees for election as directors of the Company. Each individual nominated for election as directors is currently a member of the Board. All nominees have established their eligibility and willingness to serve as directors, if elected.

Nick Stone and Michelle Sterling, who are currently members of the Board, have advised the Company that they have decided not to stand for reelection.

The election of directors at the meeting will be governed by the majority voting requirements under the CBCA. These require that in an uncontested election of directors, such as the one planned for the Meeting, a nominee must receive a majority of the total votes cast in favor of their election to be elected as a director. If a nominee fails to receive that level of support, they will not be elected, though they may continue to serve up to ninety (90) days after the election.

The Board recommends that you vote FOR the election of the six (6) individuals nominated.

If you do not specify how you want your Common Shares voted, the management nominees named in the form of proxy and voting instruction form for the Meeting intend to vote FOR the election of each of the director nominees listed in this Circular.

Advance Notice Provisions

Our by-laws include advance notice provisions with respect to the nomination of directors. See “Advance Notice Provisions” in the “Corporate Governance Policies and Practices” section.

3. Appointment of Auditors

The audit committee of the Board (the “Audit Committee”) conducted a review process to consider the selection of the Company’s independent registered public accounting firm for its 2025 fiscal year, which has resulted in the decision to nominate, for appointment by Shareholders, Richter as the external auditor of the Company. Richter was first appointed as Company’s auditor upon closing of the Business Combination.

On December 17, 2024, the Board, acting on the recommendation of the Audit Committee, appointed Richter as the Company’s independent auditor for its 2025 fiscal year. The appointment of Richter is subject to Shareholder approval at the Meeting.

The Board recommends that you vote FOR the appointment of Richter as independent auditor of the Company and the authorization of the Board to fix the remuneration of the Company’s independent auditor.

If you do not specify how you want your Common Shares voted, the management nominees named in the form of proxy and voting instruction form for the Meeting intend to vote FOR the appointment of Richter as independent auditor of the Company and the authorization of the Board to fix the remuneration of the Company’s independent auditor.

Auditor Service Fees

As Richter was first appointed as Company’s auditor upon closing of the Business Combination, the following table represents aggregate fees billed to us for professional services rendered by our independent registered public accounting firm, Richter, for the fiscal year ended September 30, 2024, and Ernst & Young LLP (PCAOB ID No. 1263) Canada (LeddarTech Inc.’s auditor up to closing of the Business Combination), for the fiscal year ended September 30, 2023. The fees were billed and are presented in Canadian dollars.

	For the Year Ended September 30,
	2024	2023
	($)	($)
Audit Fees	761,514	2,195,256
Audit-Related Fees	0	0
Tax Fees	0	34,531
All Other Fees	0	587,414
Total	761,514	2,817,201

4. Approval of the LTIP Pool Increase Resolution

We are seeking approval by Shareholders of two resolutions to approve two separate amendments to our Incentive Plan: (i) one resolution (the LTIP Pool Increase Resolution) to approve an amendment to increase the number of Common Shares available for issuance under the Incentive Plan, and (ii) a second resolution (the LTIP Evergreen Resolution) to approve a separate amendment to adopt an evergreen provision to the Incentive Plan providing for an automatic annual increase in the Common Shares available for issuance under the Incentive Plan over the next five (5) years. Each amendment will be voted on separately, and the approval of either amendment is not contingent upon the approval of the other. This section addresses the LTIP Pool Increase Resolution.

The Incentive Plan was originally adopted as part of the Business Combination and, at that time, we initially reserved five million (5,000,000) Common Shares for issuance thereunder. As of February 7, 2025, we have issued Company Options and Company RSUs (as defined below) representing a total of three million five hundred sixty-nine thousand two hundred twenty-six (3,569,226) Common Shares under the Incentive Plan.

The Board has reviewed the Incentive Plan and the lack of available Common Shares thereunder and determined that the Incentive Plan requires additional Common Shares to provide the flexibility with respect to equity-based compensation that the Board believes is necessary to establish appropriate long-term incentives to achieve our objectives.

Specifically, the Board believes that it is advisable to increase the share limit in the Incentive Plan in order to attract and retain employees, officers, directors and others upon whose judgment, initiative and effort we depend. The issuance of awards to eligible participants is designed to align the interests of such participants with those of our Shareholders.

The LTIP Pool Increase Resolution call for the increase in the number of Common Shares that may be issued under the Incentive Plan by one million (1,000,000) Common Shares, or approximately two and seven tenths percent (2.7%) of the thirty-seven million five hundred ninety-one thousand five hundred sixty-two (37,591,562) Common Shares outstanding on February 7, 2025. Pursuant to LTIP Pool Increase Resolution, Section 2.4(2) of the Incentive Plan will be amended and shall read as follows:

“Subject to adjustment pursuant to Article 10 hereof, the number of Shares available for issuance, in the aggregate, under this Plan shall not exceed at any time six million (6,000,000) Shares (the “Share Reserve”) . It is understood to this effect that all such Shares constituting the Share Reserve as of the effective date of this Plan shall be available for issuance pursuant to ISOs granted under this Plan, and that cancelled Awards shall be returned to the Share Reserve for reissuance should a Participant cease to be an Eligible Participant and surrender any vested and/or unvested Awards or otherwise fail to exercise their Awards before the expiration date.”

This summary of the Incentive Plan amendment contemplated by the LTIP Pool Increase Resolution is qualified in its entirety by reference to the full text of the current Incentive Plan, a copy of which is attached to this Circular as Schedule C. The principal features of the current Incentive Plan are summarized in the section entitled “Compensation Disclosure and Analysis – Equity Plans” below.

The Board recommends that you vote FOR the LTIP Pool Increase Resolution.

If you do not specify how you want your Common Shares voted, the management nominees named in the form of proxy and voting instruction form for the Meeting intend to vote FOR the LTIP Pool Increase Resolution.

5. Approval of the LTIP Evergreen Resolution

In addition to the increase in the number of Common Shares available for issuance under the Incentive Plan as contemplated by the LTIP Pool Increase Resolution, we are seeking approval by Shareholders of a resolution for the adoption of an evergreen provision to the Incentive Plan providing for an automatic annual increase in the Common Shares available for issuance under Incentive Plan over the next five (5) years. Please note that the two amendments contemplated by the LTIP Pool Increase Resolution and the LTIP Evergreen Resolution will be voted on separately, and the approval of either amendment is not contingent upon the approval of the other.

The Incentive Plan was originally adopted as part of the Business Combination and, at that time, we initially reserved five million (5,000,000) Common Shares for issuance thereunder. As of February 7, 2025, we have issued Company Options and Company RSUs representing a total of three million five hundred thirty-three thousand five hundred three (3,533,503) Common Shares under the Incentive Plan.

The LTIP Evergreen Resolution calls for the adoption of an evergreen provision to provide for an automatic annual increase in the Common Shares available for issuance under the Incentive Plan over the next five (5) years. Pursuant to the evergreen provision, the number of Common Shares available for issuance under the Incentive Plan shall automatically increase on October 1st of each year for a period of five (5) years, commencing on October 1, 2025 and ending on (and including) September 30, 2030, in an amount equal to five percent (5%) of the total number of Common Shares outstanding on September 30th of the preceding fiscal year, provided that our Board may decide, prior to the first day of any fiscal year, to provide that there shall be no increase in the Common Shares available for issuance under the Incentive Plan for such fiscal year or that the increase shall be a lesser number of Common Shares than otherwise provided under the evergreen provision.

The Board believes that the Incentive Plan amendment contemplated by the LTIP Evergreen Resolution is an effective and cost-efficient means to ensure that we maintain under the Incentive Plan the flexibility with respect to equity-based compensation necessary to establish appropriate long-term incentives to achieve our objectives. Specifically, the Board believes that it is advisable to ensure annual increases in the share limit under the Incentive Plan in order to attract and compensate employees, officers, directors and others upon whose judgment, initiative and effort we depend.

Pursuant to the Incentive Plan amendment contemplated by the LTIP Evergreen Resolution, a new Section 2.4(7) to the Incentive Plan will be included, as follows:

“In addition to Section 2.4(2) above, the number of Shares in the Share Reserve available for issuance under the Plan shall automatically increase on October 1st of each year for a period of five (5) years commencing on October 1, 2025 and ending on (and including) September 30, 2030, in an amount equal to five percent (5%) of the total number of the Shares outstanding on September 30th of the preceding fiscal year. Notwithstanding the foregoing, the Board may act prior to the first day of any fiscal year, to provide that there shall be no increase in the Share Reserve for such calendar year or that the increase in the Share Reserve for such calendar year shall be a lesser number of Shares than would otherwise occur pursuant to the preceding sentence.”

This summary of the Incentive Plan amendment contemplated by the LTIP Evergreen Resolution is qualified in its entirety by reference to the full text of the current Incentive Plan, a copy of which is attached to this Circular as Schedule C. The principal features of the current Incentive Plan are summarized in the section entitled “Compensation Disclosure and Analysis – Equity Plans” below.

The Board recommends that you vote FOR the LTIP Evergreen Resolution.

If you do not specify how you want your Common Shares voted, the management nominees named in the form of proxy and voting instruction form for the Meeting intend to vote FOR the LTIP Evergreen Resolution.

ABOUT THE DIRECTOR NOMINEES

Description of Proposed Director Nominees

The following sets out certain information regarding our director nominees.

FRANTZ SAINTELLEMY
Age: 51 Québec, Canada Director Since: December 21, 2023 Non-Independent by reason of the fact that he is our President and Chief Executive Officer

President and Chief Executive Officer of LeddarTech Holdings Inc.

Frantz Saintellemy, C.M., has served as President and Chief Executive Officer and a Director of the Company since the closing of the Business Combination on December 21, 2023, having previously served as President and Chief Operating Officer of LeddarTech Inc. since October 2017. Mr. Saintellemy is an internationally recognized expert in deep technologies in automotive, IoT, sensing, semiconductors, and artificial intelligence. He is the 14th Chancellor and Chair of the Board of the University of Montreal.

Mr. Saintellemy is also the co-founder and chair of the board at Groupe 3737, a non-profit organization and entrepreneurial innovation hub across Canada. Groupe 3737 helps entrepreneurs and tech founders start, grow, accelerate, and succeed, with the strategic objective  of  developing  more entrepreneurs, creating more successful companies, more jobs and sustainable financial independence across Canada.

Prior to joining LeddarTech, Mr. Saintellemy founded and co- founded several start-ups with multiple exits and has several published patents and papers to his credit. Mr. Saintellemy is also a founder member of the Quebec Innovation Council and served as vice-president of the board for the past four years.

Mr. Saintellemy is a member of the Order of Canada, awarded Québec Innovation Prize (2024), received the Medals of the National Assembly of Quebec and the Canadian Senate, named as Top 6 Canadian Innovators by the Canadian Senate, Top 15 Real Influencers (2023 - La Presse), Global Top 50 Exec. MBAs (2020 – Poets & Quants), MBA of the Year (2021 – AMBAQ), Canadians to Watch (Automotive News 2021), Top Performing Executive (2020 – World Executive Forum), Boston Consulting Group’s (BCG) Top 10 Young Tech Leaders to Watch and various other awards and distinctions.

Board/Committee Membership	Attendance (1)	Attendance
		Total

Board	12 of 12	100%

Securities Held (2)

Common Shares	Options	RSUs	PSUs

60,165	863,985	107,900	359,600

Other Public Board Directorships and Committee Memberships

Company		Committee

None		–

Public Board Interlocks

None

(1)	Attendance for meetings held from the closing of the Business Combination on December 21, 2023, to and including September 30, 2024.

(2)	Securities held as of September 30, 2024.

CHARLES BOULANGER
Age: 67 Québec, Canada Director Since: December 21, 2023 Non-Independent by reason of the fact that he was LeddarTech Inc.’s Chief Executive Officer prior to the closing of the Business Combination

Corporate Director

Charles Boulanger has served as a Director of the Company since the closing of the Business Combination on December 21, 2023. Mr. Boulanger previously served as the Chief Executive Officer of LeddarTech from 2012 through the closing of the Business Combination. Mr. Boulanger is a seasoned board member with over 25 years of CEO experience who has served on over 15 boards with public and private companies having international operations in various industries such as deep tech (AI, software, microelectronics), automotive, software, life sciences, energy and environmental industries. Since 2008, he has served as President of Moody Management Inc., a private investment firm. Before LeddarTech, Mr. Boulanger was the Founder, President and Chief Executive Officer of Groupe Unipex SAS as of 2008. He was President of the Active Ingredients and Specialty Chemicals Division of Atrium Innovations (TSE: ATB) from 2004 to 2008. Before joining Atrium, Mr. Boulanger was the Founder and President of Quebec International following a partnership with Phénix Capital. Mr. Boulanger is a long time active investor, with a direct investment portfolio of about 15 companies and his participation as a sponsor/limited investor in five separate investment funds. He is currently on the boards of Pieridae Energy (TSE: PEA), Averna Technologies, LeddarTech and Fonds Innovexport Limited Partners committee. Mr. Boulanger is a graduate of Université Laval in mechanical engineering and holds a degree from the International Centre for Research and Studies in Management (CIREM).

Board/Committee Membership	Attendance (1)	Attendance
		Total

Board	11 of 12	91 ⅔%

Compensation and Human Capital Committee	3 of 3	100%

Securities Held (2)

Common Shares	Options (3)	RSUs

34,517	353,245	59,210

Other Public Board Directorships and Committee Memberships

Company	Committee

Pieridae Energy (TSE : PEA)	Audit and Risk Committee

Reserves, Health, Safety & Environment Committee

Public Board Interlocks

None

(1)	Attendance for meetings held from the closing of the Business Combination on December 21, 2023, to and including September 30, 2024.
(2)	Securities held as of September 30, 2024.
(3)	Options include warrants to purchase 350,000 Common Shares at an exercise price of C$0.01 per share.

DEREK ABERLE
Age: 54 California, United States Director Since: December 21, 2023 Independent	Corporate Director and Chairman of the Board of the Company

Derek Aberle has served as Chairman of the Board of the Company since the closing of the Business Combination on December 21, 2023 and was a member of the LeddarTech board of directors since November 2021. Mr. Aberle was Chief Executive Officer of Prospector. Since March 2022, Mr. Aberle has served on the Board of the Company. Mr. Aberle’s experience includes senior executive roles in large, global technology companies, early-stage technology companies as well as the investment community. Mr. Aberle spent 17 years at Qualcomm Incorporated, a global leader in mobile and related technologies and products, in a variety of senior executive roles. From 2014 to 2018, he served as President of Qualcomm with responsibility for all business units, including its licensing and semiconductor businesses, as well as its marketing organization and regional offices worldwide. Prior to that, Mr. Aberle served as EVP and Group President and as EVP and President of Qualcomm Technology Licensing. He was a member of Qualcomm’s executive committee for over a decade, helping to drive the company’s overall strategy. He led many of Qualcomm’s global growth initiatives, including in markets beyond smartphones as well as its expansion in China. During is tenure at Qualcomm, he also led Qualcomm’s technology and IP licensing business, established its 4G and 5G licensing programs, and structured and negotiated Qualcomm’s major license and other strategic agreements. Since leaving Qualcomm, Mr. Aberle co-founded Virewirx, Inc. (formerly XCOM Labs), a company focused on developing and commercializing advanced wireless technologies, where he presently serves as Executive Vice Chairperson. Mr. Aberle holds a B.A. in business economics from the University of California, Santa Barbara and a J.D. from the University of San Diego School of Law. In addition to LeddarTech, he is a board member for InterDigital, Inc. (IDCC), Virewirx, Inc. and EvoNexus (a Southern California incubator).

Board/Committee Membership	Attendance (1)	Attendance
		Total

Board (Chair)	12 of 12	100%

Compensation and Human Capital Committee	3 of 3	100%

Nominating and Corporate Governance Committee (Chair)	1 of 1	100%

Audit Committee	1 of 1 (2)	100%

Securities Held (3) (4)

Common Shares	Options	RSUs

128,678	-	59,210

Other Public Board Directorships and Committee Memberships

Company	Committee

InterDigital (Nasdaq: IDCC)	Human Capital Committee

Finance Committee

Public Board Interlocks

None

(1)	Attendance for meetings held from the closing of the Business Combination on December 21, 2023, to and including September 30, 2024.
(2)	Derek Aberle was a member of the Audit Committee from the closing of the Business Combination on December 21, 2023 until January 29, 2024 and was appointed again to the Audit Committee as of February 10, 2025.
(3)	Derek Aberle may be considered an associate or affiliate of the Sponsor, which beneficially owns more than ten percent (10%) of the Common Shares, for the purposes of applicable Canadian securities laws. See “How many Common Shares are issued and outstanding and who are the principal Shareholders?” for more information.
(4)	Securities held as of September 30, 2024.

YANN DELABRIÈRE
Age: 74 Île-de-France, France Director Since: December 21, 2023 Independent	Corporate Director

Yann Delabrière has served as a Director of the Company since the closing of the Business Combination on December 21, 2023 and was a member of the LeddarTech Board since February 2021. Mr. Delabrière possesses over 30 years of experience in senior executive positions in the aerospace, identity, security and automotive industries. He was a Non-Executive Director of ST Microelectronics until May 2024. He was Chairman of the Board of IDEMIA until April 2023, a global leader in augmented reality, where he previously served as President and CEO. Until June 2024, Mr. Delabrière also served as Lead Independent Director of Alstom S.A., which develops and markets integrated systems that provide sustainable foundations for the future of transportation.

Mr. Delabrière served as Chairman and CEO of Faurecia (now FORVIA), a worldwide leader in automotive equipment, from February 2007 to June 2016, and as Chairman through May 2017, where his leadership led to the growth of the organization, particularly in North America and Asia, and helped restore its profitability and cash generation capabilities. Prior to Faurecia, Mr. Delabrière held the Chief Finance Officer position at PSA Peugeot Citroën (now Stellantis), beginning in 1990. In parallel to his position as CFO, Mr. Delabrière later became Chairman and Chief Executive Officer of PSA’s consumer finance unit. Mr. Delabrière served as non-executive director and chairman of the audit committee for Capgemini SE, a leading IT services company.

Between 2017 and 2020, Mr. Delabrière also lent his executive experience to the aerospace, identity and security industries. From 2017 to 2018, he was advisor to the board then CEO of Zodiac Aerospace, and oversaw the company’s sale to Safran Group in 2018. From 2018 to 2020 he was president and CEO for IDEMIA. Mr. Delabrière also previously occupied the roles of Non-Executive Director at Société Générale, Group CFO for the high-end retail group Printemps (now known as Kering) and CFO for the French export credit agency Coface after a term with the French Court of Auditors and three years within the French Foreign Trade Ministry beginning in 1983.

Mr. Delabrière holds a PhD in Mathematics, having graduated from the École Normale Supérieure and the École Nationale d’Administration. He is also a Chevalier de la Légion d’Honneur (Knight of the Legion of Honor) and Officier de l’Ordre National du Mérite (Officer of the National Order of Merit).

Board/Committee Membership	Attendance (1)	Attendance
		Total

Board	12 of 12	100%

Audit Committee (Chair)	4 of 4	100%

Securities Held (2)

Common Shares	Options (3)	RSUs

24,345	22,515	59,210

Other Public Board Directorships and Committee Memberships

Company	Committee

None	None

Public Board Interlocks

None

(1)	Attendance for meetings held from the closing of the Business Combination on December 21, 2023, to and including September 30, 2024.
(2)	Securities held as of September 30, 2024.
(3)	Options include warrants to purchase 22,503 Common Shares at an exercise price of C$0.01 per share.

SYLVIE VEILLEUX
Age: 59 South Dakota, United States Director Since: January 29, 2024 Independent	Corporate Director

Sylvie Veilleux was appointed as a Director of the Company effective as of January 29, 2024. She is a strategic global technology leader and former CIO with over three decades of experience, holding top management positions at several global technology firms. She served as the first Chief Information Officer at Dropbox (Nasdaq: DBX), where she developed the organization’s first global strategic IT function, enabling it to expand and scale before and after its IPO. Ms. Veilleux served in several critical technology roles at multinational firms such as Apple (Nasdaq: AAPL), Salesforce (NYSE : CRM), Mozilla Corporation and Franklin Templeton Investments (NYSE: BEN) where her expertise includes driving various digital transformation efforts at different points of maturity in both public and private companies, scaling for growth at inflection points such as IPO, M&A, and robust operations and cyber security leadership.

Ms. Veilleux serves on the Leddartech (NASDAQ : LDTC) board as an independent director and member of the Audit Committee, and as an independent director and member of the audit committee for Softchoice (TSE : SFTC). Ms. Veilleux serves on several private companies as non-executive Board Chair and Compensation and Nomination Committee chair for Cinchy, an independent director for Prezi, and an independent director and member of the audit committee for QScale. Previous board service includes Europcar Mobility Group when it was a publicly traded company as an independent director and member of the Strategy Committee, the Nomination and Compensation and Human Capital Committee and Chair of the Tech and Cyber Committee, and as an independent director on the board of H1.

Ms. Veilleux was recognized by Forbes CIO NEXT 2021 Top 50, by Technology Magazine Top 100 Women in Technology 2021 and by the California Diversity Council in 2017 as a Distinguished Chief Information Officer. Ms. Veilleux studied Computer Science at the College de Limoilou in Quebec City, Canada.

Board/Committee Membership	Attendance (1)	Attendance
		Total

Board	11 of 11	100%

Audit Committee	3 of 3	100%

Securities Held (2)

Common Shares	Options	RSUs

8,055	-	59,210

Other Public Board Directorships and Committee Memberships

Company	Committee

Softchoice (TSE : SFTC)	Audit Committee

Public Board Interlocks

None

(1)	Since Sylvie Veilleux was appointed to the Board as of January 29, 2024, the attendance is for meetings held from January 29, 2024, to and including September 30, 2024.
(2)	Securities held as of September 30, 2024.

LIZABETH ARDISANA
Age: 73 Michigan, United States Director Since: January 29, 2024 Independent	Corporate Director

Lizabeth Ardisana was appointed as a Director of the Company effective January 29, 2024. Ms. Ardisana is the CEO and the principal owner of the firm ASG Renaissance, LLC, which she founded in 1987. ASG Renaissance is a technical and communication services firm with experience providing services to clients in the automotive, environmental, defense, construction, healthcare, banking, and education sectors. As CEO of ASG Renaissance, she has worked on numerous alternative fuel, electric vehicle and advanced technology projects. Ms. Ardisana is also CEO of Performance Driven Workforce, LLC, a scheduling and staffing firm founded in 2015 and has since expanded into five states. Prior to starting ASG Renaissance, Ardisana worked at Ford Motor Company as an engineer.

Ms. Ardisana, a Hispanic and female business owner, is an active business and civic leader in Michigan. Ms. Ardisana has been a member of the board of directors of Huntington Bancshares Inc. from 2016 to 2023, a member of the board of directors of Clean Energy Fuels Corp. since December 2019 and a member of the board of directors of FirstMerit Corporation from 2013 to 2016. Ms. Ardisana has also held numerous leadership positions in various non-profit organizations, including the United Way for Southeastern Michigan, Skillman Foundation, CS Mott Foundation, Kettering University, Metropolitan Affairs Coalition and Focus: Hope. The governor of Michigan appointed her to the Executive Committee of the Michigan Economic Development Corporation, where she serves on its finance subcommittee. Ms. Ardisana is vice chair of the Wayne Health board of directors, serving on the audit committee.

Ms. Ardisana holds a bachelor’s degree in Mathematics and Computer Science from the University of Texas, a master’s degree in Mechanical Engineering from the University of Michigan and a master’s degree in Business Administration from the University of Detroit.

Board/Committee Membership	Attendance (1)	Attendance
		Total

Board	11 of 11	100%

Nominating and Corporate Governance Committee	1 of 1	100%

Securities Held (2)

Common Shares	Options	RSUs

8,055	-	59,210

Other Public Board Directorships and Committee Memberships

Company	Committee

HASI (NYSE : HASI)	Audit Committee and Compensation Committee

Clean Energy (NASDAQ : CLNE)	Compensation Committee & Nominating and Corporate Governance Committee

Public Board Interlocks

None

(1)	Since Lizabeth Ardisana was appointed to the Board as of January 29, 2024, the attendance is for meetings held from January 29, 2024, to and including September 30, 2024.
(2)	Securities held as of September 30, 2024.

Cease Trade Orders

To the knowledge of LeddarTech and based on information provided by the proposed director nominees, none of the proposed director nominees are, as of the date of this Circular, or have been, within the last ten (10) years before the date of this Circular, a director, chief executive officer (“CEO”) or CFO of any company, including LeddarTech, that: (i) was subject to a cease trade order, an order similar to a cease trade order or an order that denied the relevant company access to any exemptions under securities legislation, that was in effect for a period of more than thirty (30) consecutive days (collectively, an “Order”) and that was issued while the proposed director nominee was acting in the capacity of a director, CEO or CFO; or (ii) was subject to an Order that was issued after the proposed director nominee ceased to be a director, CEO or CFO and which resulted from an event that occurred while that person was acting in the capacity as director, CEO or CFO.

Bankruptcy

To the knowledge of LeddarTech and based on information provided by the proposed director nominees, other than as disclosed in this Circular, none of the proposed director nominees are, as at the date of this Circular, or have been within the ten (10) years before the date of this Circular, a director or executive officer of any company, including LeddarTech that, while that person was acting in that capacity or within a year of that person ceasing to act in that capacity, became bankrupt, made a proposal under any legislation relating to bankruptcy or insolvency or was subject to or instituted any proceedings, arrangement or compromise with creditors or had a receiver, receiver manager or trustee appointed to hold its assets.

To the knowledge of LeddarTech and based on information provided by the proposed director nominees, none of the proposed director nominees are, as of the date of this Circular, or have been within the last ten (10) years before the date of this Circular, become bankrupt, made a proposal under any legislation relating to bankruptcy or insolvency, or become subject to or instituted any proceedings, arrangement or compromise with creditors or had a receiver, receiver manager or trustee appointed to hold the assets of the proposed director nominee.

Securities Penalties or Sanctions

Except as set out below, to the knowledge of LeddarTech and based upon information provided by the proposed director nominees, none of the proposed director nominees have (i) been subject to any penalties or sanctions imposed by a court relating to securities legislation or by a securities regulatory authority or has entered into a settlement agreement with a securities regulatory authority, or (ii) been subject to any other penalties or sanctions imposed by a court or regulatory body that would likely be considered important to a reasonable securityholder in deciding whether to vote for a proposed nominee director.

In December 2014, the Enforcement Committee of the French Financial Markets Authority (the “FFMA”) found that Faurecia SA (“Faurecia”) and its Chairman and Chief Executive Officer, Mr. Yann Delabrière, had failed to meet certain obligations defined in Articles 223-1, 223-2 and 223-10-1 of the FFMA’s General Regulation pertaining to information related to Faurecia’s objectives for 2012. The FFMA fined Faurecia and Mr. Yann Delabrière € 2 million and €100,000, respectively. Supported by Faurecia’s board of directors, in February 2015, Faurecia SA and Mr. Delabrière lodged an appeal against this decision with the Paris Court of Appeal. The Paris Court of Appeal found no evidence of personal wrongdoing by Mr. Delabrière and maintained the penalty solely in his capacity as legal representative of Faurecia. In August 2016, Faurecia and Mr. Delabrière lodged an appeal against this ruling before the French Supreme Court. The appeal was withdrawn, and the French Supreme Court recorded this withdrawal by a judgment dated September 26, 2018.

COMPENSATION DISCUSSION AND ANALYSIS

Overview of Compensation of Executive Officers

The Company operates in a dynamic and rapidly evolving industry. To succeed in this environment and to achieve its business and financial objectives, the Company must be able to attract, retain and motivate a highly talented team of executive officers. The Company’s compensation philosophy is designed to align the compensation provided to its executives, including the Named Executive Officers as described below, with the achievement of business objectives, while also enabling the Company to attract, motivate and retain individuals who contribute to the Company’s long-term success. The Company continues to evaluate its philosophy and compensation program as circumstances require and plans to continue to review compensation on an annual basis. As part of this review process, the Company expects to be guided by the philosophy and objectives outlined above, as well as other factors, such as market competitiveness of its executive compensation relative to our publicly traded peers.

Currently, our executive officers and senior management receive fixed and variable compensation, as well as benefits that we believe are in line with comparable, technology-focused companies in our market and with whom we compete for talent. The fixed component of their compensation consists primarily of base salary and is reviewed at least annually. The variable component typically consists of annual cash and equity incentives. During fiscal year 2024, equity incentives were granted in the form of options to purchase our Common Shares (“Company Options”) and restricted stock units (“Company RSUs”), which vest based on the passage of time or the achievement of specified performance goals. The Company expects to continue to award equity -based long- term incentives, which may be in the form of stock options, restricted stock units and other time-vesting or performance-based equity incentives under its Incentive Plan, as further described below.

The Company qualifies as a “SEC Issuer” for the purposes of Canadian securities laws and is hereby providing the information required to be disclosed under Item 402 “Executive compensation” of Regulation S-K under the U.S. Exchange Act, as permitted under Item 8.1 of Form 51-102F6 – Statement of Executive Compensation.

Summary Compensation Table

The following table shows the total compensation awarded to, earned by, or paid during each of the years ended September 30, 2024 and September 30, 2023, to LeddarTech’s CEO and LeddarTech’s two most highly compensated executive officers (other than the CEO) who were serving as executive officers on the last day of the fiscal year ended September 30, 2024. Those individuals are referred to collectively in this Circular as “Named Executive Officers.” All amounts set forth in the Summary Compensation Table are denominated in US dollars rather than Canadian dollars.

Name and Principal Position (1)	Year	Salary (2) (US$)	Bonus	Stock Awards(3) (US$)	Option Award(4) (US$)	Non-Equity Incentive Plan Compensation(5) (US$)	Non-qualified Deferred Compensation Earnings (US$)	All Other Compensation (US$)	Total (US$)
Frantz Saintellemy	2024	351,880	–	1,566,125	1,805,352	123,158	–	–	3,846,515
President and CEO	2023	284,746	–	–	–	78,305	–	–	363,051
Charles Boulanger (6)	2024	114,935	–	134,998	–	–	–	–	249,933
Former CEO	2023	344,246	–	–	–	212,297	–	–	556,543
David Torralbo	2024	259,280	–	481,730	240,755	64,042	–	–	1,045,807
Chief Legal Officer	2023	244,068	–	–	–	99,665	–	–	343,733
Christopher Stewart	2024	305,210	–	626,450	300,997	70,579	–	–	1,303,236
CFO	2023	8,183	–	–	–	–	–	–	8,183

(1)	Titles reflect principal positions with LeddarTech as of September 30, 2024. Mr. Boulanger’s service as CEO ended upon the closing of the Business Combination and remained an employee of the Company until January 26, 2024. Mr. Stewart commenced his position with LeddarTech on September 20, 2023. During fiscal year 2023, Mr. Saintellemy served as President and Chief Operating Officer.

(2)	Represents base salary amounts earned for the applicable fiscal year. Base salary values have been converted from C$ to US$ using the daily average exchange rate published by the Bank of Canada for September 27, 2024 of 0.7408, with respect to 2024 base salary values, and for September 29, 2023 of 0.7396 to 2023 base salary values.

(3)	The 2024 amounts in this column represent the aggregate grant date fair values of restricted stock units granted during the 2024 fiscal year estimated using the Black-Scholes model. Values have been converted from C$ to US$ using the daily average exchange rate published by the Bank of Canada for September 27, 2024 of 0.7408.

(4)	The 2024 amounts in this column represent the aggregate grant date fair values of options granted during the 2024 fiscal year estimated using the Monte Carlo option pricing model assuming an expected life of 10 years, exercise price of C$4.19, a risk-free interest rate of 4.02%, dividend yield of 0%, and an expected volatility of 68,73% based on historical or implied volatility of similar listed entities over a period similar to the life of the options. For 2024, the Monte Carlo weighted average value assigned is C$2.84 per option, or US$2.12 using the daily average exchange rate published by the Bank of Canada of 0.7472 for the January 8, 2024 grants. Values have been converted from C$ to US$ using the daily average exchange rate published by the Bank of Canada for September 27, 2024 of 0.7408.

(5)	Amounts represent cash awards earned for fiscal year 2024 and 2023 under the Company’s bonus incentive plan. Values have been converted from C$ to US$ using the daily average exchange rate published by the Bank of Canada on September 27, 2024 of 0.7408 for 2024 awards and September 29, 2023 of 0.7396 for 2023 awards.

(6)	Amounts reported for Mr. Boulanger for 2024 exclude amounts received as a non-employee director following the closing of the Business Combination which are reported under “Compensation of Members of the Board of Directors” below.

Outstanding Equity Awards at Fiscal Year-End

The following table provides certain information regarding the outstanding equity awards granted to the Named Executive Officers that were outstanding as of September 30, 2024. In connection with the Business Combination, all outstanding LeddarTech option grants (other than options to purchase LeddarTech’s Class M shares) were cancelled for no compensation or consideration, LeddarTech’s existing equity plans were terminated, and the options to purchase LeddarTech’s Class M shares became Company Options. All dollar amounts set forth in the following table are denominated in US dollars rather than Canadian dollars.

	(1)Option Awards				Stock Awrds
Name	Number of Securities Underlying Unexercised Options (#) Exercisable	Number of Securities Underlying Unexercised Options (#) Unexercisable	Option Exercise Price (US$)	Option Expiration Date	Number of Shares or Units of Stock That Have Not Vested (#)		Market Value of Shares or Units of Stock That Have Not Vested(1) (US$)
	—	863,100	4.19	01/08/2034
Frantz Saintellemy					215,760	(2)	63,649
					143,840	(2)	42,433
					107,900	(3)	31,831
Charles Boulanger	—	—	—	—
					59,210	(4)	17,467
	—	115,100	4.19	01/08/2034
					28,750	(2)	8,481
David Torralbo					28,750	(2)	8,481
					28,800	(2)	8,496
					57,500	(3)	16,963
	—	143,900	4.19	01/08/2034
					28,750	(2)	8,481
					28,750	(2)	8,481
Christopher Stewart					72,000	(2)	21,240
					57,500	(3)	16,963

(1)	Based on the closing price of the Common Shares on September 30, 2024 of $0.2950 per share.
(2)	Reflects time vesting RSUs with performance-based conditions. See “Principal Elements of Executive Compensation—Equity Awards” for a discussion of the terms of the RSUs.
(3)	Reflects time vesting RSUs. See “Principal Elements of Executive Compensation—Equity Awards” for a discussion of the terms of the RSUs.
(4)	Reflects time vesting RSUs granted to Charles Boulanger in his capacity as a non-employee director following the closing of the Business Combination. See “Principal Elements of Executive Compensation—Equity Awards” for a discussion of the terms of the RSUs.

Principal Elements of Executive Compensation

Base Salaries

Annual base salaries provide a fixed element of compensation to the Company’s Named Executive Officers, reflecting their skill sets, experience, roles and responsibilities. Base salaries for the Company’s executive officers have generally been set at levels deemed advisable to attract and retain individuals within the market in which the Company competes for talent. Adjustments to base salaries are generally determined annually and may be adjusted based on factors such as performance, merit, experience, achievement of objectives and market competitiveness. Additionally, the Company also may adjust base salaries throughout the year to reflect promotions or other changes in the scope or breadth of a Named Executive Officer’s role or responsibilities.

Annual Incentive Bonuses

The Company’s Named Executive Officers and other executive officers also are eligible to earn annual bonuses based on the achievement of corporate and departmental performance objectives that are determined and established by the Board at the beginning of each fiscal year. For fiscal year 2024, Messrs. Saintellemy, Stewart and Torralbo were eligible to receive a cash bonus of up to one hundred percent (100%), fifty percent (50%) and fifty percent (50%) of their base salary, respectively. For fiscal year 2024, the corporate objectives under the incentive bonus plan applicable to Messrs. Saintellemy, Stewart and Torralbo were (i) business development goals, including entering into contracts with at least one major Tier 1 or OEM customer, (ii) software product development goals, (iii) financing objectives related to completing additional financing for the Company; and (iv) execution of cash management strategies.

Following a review of the level of achievement of the various performance measures, the Board determined that the aggregate level of achievement for Messrs. Saintellemy, Stewart and Torralbo was thirty-five percent (35%), forty-six and one quarter percent (46.25%) and forty-nine and four tenths percent (49.40%), respectively, of target, with the corresponding payouts reflected above in the Summary Compensation Table.

Equity Awards

The Company’s Named Executive Officers and other executive officers are eligible for grants of equity awards under the Company’s Incentive Plan, which for fiscal year 2024 consisted of stock options and RSUs. RSUs awarded to Named Executive Officers in fiscal 2024, which consisted of time -based and performance-based RSUs, represent the right to receive Common Shares upon vesting. Fully time-based RSUs vest over a three or four-year service period in equal annual installments, subject to continued service as of the applicable vesting date. RSUs that also contain performance criteria, or “PSUs,” vest in equal annual installments over a four-year service period and are subject to the attainment of specified performance goals. RSUs are used to encourage retention while aligning management with stockholders’ interests through stock ownership, and with respect to the PSUs, incentivize senior management to achieve important Company goals and milestones. Stock options are used to incentivize longer term performance as they provide opportunities to profit from an increase in the equity value of the Company while also serving as an additional retention measure.

With respect to the PSUs granted in fiscal 2024, the Board chose the following performance criteria: (A) for Mr. Saintellemy, (i) sixty percent (60%) of his PSUs are subject to the Company achieving, within two years after grant, its first customer win with an OEM or Tier-1 supplier that will create production of a specified number of units for the Company’s fusion and perception products, and (ii) forty percent (40%) of his PSUs are subject to the Company achieving, within four (4) years after grant, certain production levels and revenues under a contract with an OEM or Tier-1; and (B) for each of Messrs. Stewart and Torralbo, (i) one grant of PSUs is subject to the same performance objectives as Mr. Saintellemy above, except at a weighting of fifty percent (50%) for each component, and (ii) a second grant of PSUs is subject to the Company achieving new financing at certain levels by March 31, 2025. Following any achievement of the PSU performance measures, the award will remain subject to the time-vesting conditions noted above.

The compensation and human capital committee (the “Compensation and Human Capital Committee”) has the discretion to grant equity awards at such times as it determines appropriate. Executive officers generally will be awarded an initial equity grant in connection with their commencement of employment, and all executive officers are entitled to receive annual equity grants in the form and amount as determined by the Compensation and Human Capital Committee in order to incentivize executive officers with respect to achieving certain corporate goals or to reward them for exceptional performance.

Other Benefits

The Named Executive Officers are eligible to participate in benefits available generally to salaried employees, including benefits under the Company’s health and welfare plans and arrangements, and vacation pay or other benefits under the Company’s medical insurance plan.

Equity Plans

Effective upon the closing of the Business Combination, LeddarTech’s existing equity plans were terminated. The principal features of the Company’s current equity incentive plan are summarized below. This summary is qualified in its entirety by reference to the actual text of the plan, which has been filed on the Company’s SEDAR+ profile at www.sedarplus.ca and is attached to this Circular as Schedule C.

LeddarTech Holdings Inc. Incentive Plan

The purpose of the Company’s Incentive Plan is to increase the interest in the welfare of our qualified directors, executive officers, employees and consultants, who share responsibility for the management, growth and protection of our business, and to provide an incentive to such eligible participants to continue their services for the Company and to encourage such eligible participants whose skills, performance and loyalty to the objectives and interests of the Company are necessary or essential to its business. Through the Incentive Plan, the Company seeks to reward participants for their performance while working for the Company and provide a means through which the Company may attract and retain able employees to enter its employment or service.

Eligibility and Administration

The Company’s directors, executive officers, employees and consultants, and directors, executive officers, employees and consultants of the Company’s subsidiaries are eligible to receive awards under the Incentive Plan. The Incentive Plan is administered by the Board with respect to awards to non-employee directors and by the Compensation and Human Capital Committee or plan administrator with respect to other participants (referred to collectively as the “plan administrator” below).

The plan administrator has the authority to make such determinations and such interpretations and take such steps and actions in connection with, the proper administration and operations of the Incentive Plan as it may deem necessary or advisable. The plan administrator will also set the terms and conditions of all awards under the Incentive Plan, including any vesting and vesting acceleration conditions.

Shares Available under the Incentive Plan

The securities that may be acquired by participants under the Incentive Plan consist of authorized but unissued shares. The current maximum number of shares available for issuance under the Incentive Plan shall not exceed at any time five million (5,000,000) Common Shares issued and outstanding from time to time (the “Share Reserve”). The Share Reserve increases as cancelled awards will be returned to the Share Reserve for reissuance if a participant ceases to be an eligible participant and surrenders any vested and/or unvested awards or otherwise fails to exercise their awards before the expiration date. We are seeking approval by Shareholders at the Meeting of two resolutions to approve two separate amendments to our Incentive Plan: (i) one resolution (the LTIP Pool Increase Resolution) to approve an amendment to increase the number of Common Shares available for issuance under the Incentive Plan, and (ii) a second resolution (the LTIP Evergreen Resolution) to approve a separate amendment to adopt an evergreen provision to the Incentive Plan providing for an automatic annual increase in the Common Shares available for issuance under the Incentive Plan over the next five (5) years. See the sections entitled “Business of the Meeting – Approval of the LTIP Pool Increase Resolution” and “Business of the Meeting – Approval of the LTIP Evergreen Resolution” for more information.

Under the Incentive Plan, if an outstanding award (or portion thereof) expires or is forfeited, surrendered, cancelled or otherwise terminated for any reason without having been exercised or settled in full, or if the Common Shares acquired pursuant to an award subject to forfeiture are forfeited, the Common Shares covered by such award, if any, will again be available for issuance under the Incentive Plan. Common Shares will not be deemed to have been issued pursuant to the Incentive Plan with respect to any portion of an award that will be settled in cash.

Awards

The Incentive Plan allows for the grant of unvested Common Shares (“Company Unvested Shares”), Company Options, Company RSUs, deferred share units (“Company DSUs”) and share appreciation rights (“Company SARs”). No determination has been made in the Incentive Plan as to the types or amounts of awards that will be granted to certain individuals pursuant to the Incentive Plan. Certain awards under the Incentive Plan may constitute or provide for a deferral of compensation, subject to Section 409A of the United States Internal Revenue Code, which may impose additional requirements on the terms and conditions of such awards. All awards under the Incentive Plan are set forth in award agreements, which detail all terms and conditions of the awards, including any applicable vesting and payment terms and post-termination exercise limitations. Awards are generally settled in Common Shares, but the plan administrator may provide for cash settlement (or a combination thereof) of any award (other than Company Options). A brief description of each award type follows.

●	Company Unvested Shares. The Company Unvested Shares consist of Common Shares with such restrictions and vesting and other conditions placed upon such Common Shares as the plan administrator may determine at the time of grant (including a restriction on or prohibition against the right to receive any dividend or other right or property with respect thereto), which restrictions may lapse separately or in combination at such time or times, in such installments or otherwise as the plan administrator may determine, the whole subject to the terms and conditions of the Incentive Plan.

●	Company Options. Company Options provide for the purchase of Common Shares in the future at an exercise price set on the grant date. The number and exercise price of the Company Options issued to eligible participants under the Incentive Plan are set by the plan administrator. The term of a Company Option may not be longer than ten years from the date that such Company Option is granted and unless otherwise determined by the plan administrator, all unexercised Company Options will be cancelled at the expiry of their respective term.

●	Company RSUs. Company RSUs entitle, upon settlement, the participant to receive Common Shares issued from treasury or purchased on the open market at such purchase price (which may be zero (0)) as determined by the plan administrator. The plan administrator may also elect to grant dividend equivalents in respect of unvested Company RSUs on the same basis as cash dividends declared and paid on Common Shares as if the participant was a shareholder of records of Common Shares on the relevant record date.

●	Company DSUs. Company DSUs entitle, upon settlement, the participant to receive Common Shares issued from treasury or purchased on the open market at such purchase price (which may be zero (0)) as determined by the plan administrator. Subject to the Company’s director compensation policy determined by the Company Board from time to time and the terms and conditions of the Incentive Plan, each eligible director (i) may receive one hundred percent (100%) of his or her equity retainer in the form of Company DSUs, and (ii) may elect to receive any percentage, up to one hundred percent (100%), of his or her cash retainer in the form of Company DSUs. The plan administrator may also elect to grant dividend equivalents in respect of unvested Company DSUs on the same basis as cash dividends declared and paid on Common Shares as if the participant was a shareholder of records of Common Shares on the relevant record date.

●	Company SARs. Each Company SAR will entitle the participant to receive Common Shares having a value equal to the excess of the market value (as determined in accordance with the terms of the Incentive Plan) of a Common Share on the date of exercise over the price per Common Share to be payable upon vesting of each Company SAR, as determined by the plan administrator (which price shall not be less than one hundred percent (100%) of the market value of the Common Share on the date of grant) multiplied by the number of Common Shares with respect to which the Company SAR shall have been exercised. No dividend equivalents shall be granted in connection with a Company SAR. The term of a Company SAR may not be longer than ten (10) years from the date that such Company SAR is granted and unless otherwise determined by the plan administrator, all unexercised Company SARs will be cancelled at the expiry of their respective term.

Vesting

Vesting conditions determined by the plan administrator may apply to each award and may include continued service, performance and/or other conditions. The plan administrator will also have the right to accelerate the date upon which any award becomes exercisable, notwithstanding the vesting schedule set forth for such award, regardless of any adverse or potentially adverse tax consequence resulting from such acceleration.

Trigger Events

Except as otherwise provided in a grant agreement, employment agreement or other written agreement between the Company (including any affiliates) and the participant, or otherwise determined by the plan administrator, each award granted under the Incentive Plan will be subject to the following conditions:

●	Company Options and SARs. The Incentive Plan provides that upon the termination for cause of a participant, any Company Options or Company SARs granted to such participant, whether vested or unvested, will automatically terminate. The Incentive Plan further provides that upon a participant’s termination of employment without cause, (i) any unvested Company Option or Company SAR granted to such participant shall terminate and (ii) any vested Company Option or Company SAR granted to such participant may be exercised by such participant within the earlier of ninety (90) days after the termination date and the expiry date of the award set forth in the grant agreement. If a participant ceases to be an eligible participant under the Incentive Plan as a result of participant’s resignation, the Incentive Plan will provide that (i) each unvested Company Option or Company SAR granted to such participant shall terminate and become void immediately upon resignation and (ii) each vested Company Option or Company SAR granted to such participant will cease to be exercisable on the earlier of ninety (90) days following the termination date and the expiry date of the award set forth in the grant agreement.

●	Company RSUs and DSUs. The Incentive Plan provides that upon termination for cause or upon the resignation of a participant, such participant’s Company RSUs and Company DSUs that have not vested shall be forfeited and cancelled on the termination date. The Incentive Plan further provides that upon a participant ceasing to be an eligible participant as a result of death, retirement or his or her employment or service relationship being terminated without cause, (i) if, on the applicable vesting date, the plan administrator determines that the vesting conditions were not met, then all unvested Company RSUs and Company DSUs granted to such participant shall be forfeited and cancelled, and (ii) if, on the applicable vesting date, the plan administrator determines that the vesting conditions were met, provided that all unvested Company RSUs and Company DSUs granted to such participant as of such date relating to a restriction period in progress shall remain outstanding and in effect until the applicable vesting date, the participant shall be entitled to receive that number of Common Shares or cash equivalent (or a combination thereof) as calculated based on the number of completed months of service of such participant in accordance with the Incentive Plan.

●	Company Unvested Shares. The Incentive Plan provides that upon a participant ceasing to be an eligible participant for any reason, any Company Unvested Shares that have not vested at such time will automatically and without any requirement of notice to such participant, or other action by or on behalf of the Company, be deemed to have been reacquired by the Company from such participant, and thereafter shall cease to represent any ownership in the Company by the participant or rights of the participant as a shareholder of the Company.

Adjustments

The Incentive Plan provides that the plan administrator shall, subject to the required approval of any stock exchange, determine the appropriate adjustments or substitutions to be made in the following circumstances: (i) subdivision of Common Shares, (ii) consolidation of Common Shares, (ii) reclassification, reorganization or other change affecting the Common Shares, (iv) merger, amalgamation or consolidation of the Company with another corporation, or (v) transactions such as the distribution to all holders of securities in the capital of the Company or other assets of the Company. Such adjustments include adjustments to the exercise price of the awards, the number of shares to which a participant is entitled upon exercise of such awards, the immediate exercise of outstanding awards that are not otherwise exercisable or the number of kind of Common Shares reserved for issuance in order to maintain the economic rights of such participant.

Change of Control

In the event of a potential change of control, the plan administrator will have the power to modify the terms of the Incentive Plan and/or the awards (including causing the vesting of all unvested awards) to assist the participants to tender into a take-over bid or participating in any other transaction leading to a change of control, including to (i) terminate any or all awards provided that outstanding awards that have vested remain exercisable until the closing of the change of control, and (ii) permit participants to conditionally exercise their Company Options or Company SARs, such conditional exercise to be conditional upon the take-up by the offeror of the Common Shares and other securities tendered to the take-over bid in accordance with the terms of the take-over bid (or the effectiveness of such other transaction leading to a change of control). If, however, the change of control is not completed within the timeframe specified therein, then (i) any conditional exercise of vested Company Options and/or Company SARs will be deemed to be null, void and of no effect, and such conditionally exercised Awards will be deemed not to have been exercised, (ii) Common Shares which were issued pursuant to exercise of Company Options and/or Company SARs which vested in connection with the change of control will be returned by the participant to the Company and reinstated as authorized but unissued Common Shares, and (iii) the original terms applicable to awards which vested in connection with the change of control shall be reinstated.

Termination

The Incentive Plan will provide that the plan administrator may suspend, terminate, amend, or revise the Incentive Plan at any time without the consent of the participants, provided that such suspension, termination, amendment or revision will (i) not adversely alter or impair the rights of the participant without the consent of such participant (except as permitted by the provisions of the Incentive Plan), (ii) be in compliance with the applicable law and with the prior approval, if required, of the shareholders of the Company, the Nasdaq or any other regulatory body having authority over the Company, and (iii) be subject to shareholder approval, where required by law or the other requirements of the Nasdaq (subject to certain exceptions).

The following table sets out the information as of February 7, 2025 with respect to the Incentive Plan:

	(a) Number of securities to be issued upon exercise of outstanding Options or vesting of	(b) Weighted- average exercise price of outstanding Options or average grant price of outstanding		(c) Number of securities remaining available for future issuance under equity compensation plans (excluding securities reflected in
Plan Category	RSUs (1)	RSUs (2)		column (a))
Equity compensation plans approved by Shareholders
Incentive Plan	3,311,008	US$	4.19	1,430,774
Equity compensation plans not approved by Shareholders
-	-		-	-
TOTAL	3,311,008	US$	4.19	1,430,774

(1)	Reflects the number of Common Shares to be issued upon exercise of outstanding Options and RSUs.

(2)	With respect to the Options only. No exercise price is attributed to the RSUs. This table does not include the grant price of such RSUs.

As of February 7, 2025, the following Awards were outstanding under the Incentive Plan: (i) 1,395,400 Options, with the underlying Common Shares representing approximately three and eight tenths percent (3.8%) of the outstanding Common Shares number (of which none were exercisable as at February 7, 2025), (ii) no Unvested Common Shares, representing zero percent (0%) of the outstanding Common Shares number (none of which were vested as at February 7, 2025), (iii) 1,915,608 RSUs, with the underlying Common Shares representing approximately five and one tenth percent (5.1%) of the outstanding Common Shares number (none of which were vested as at February 7, 2025), and (iv) no DSUs, with the underlying Common Shares representing zero percent (0%) of the outstanding Common Shares number (none of which were vested as at February 7, 2025). As of February 7, 2025, an aggregate of 1,430,774 Common Shares remained available for issuance under the Incentive Plan, representing approximately three and eight tenths percent (3.8%) of the issued and outstanding Common Shares as of that date.

Employment Arrangements, Termination and Change in Control Benefits

The Company has entered into employment agreements with each of its Named Executive Officers who continues to serve as an executive officer as of the date of this Circular, as summarized below.

Frantz Saintellemy. Mr. Saintellemy and the Company are currently party to an employment agreement dated as of October 1, 2023, pursuant to which Mr. Saintellemy has served as President and CEO of the Company since the closing of the Business Combination. The agreement further provides that Mr. Saintellemy will be nominated for election as a director at each meeting of shareholders in which directors are to be elected for so long as he serves as President and CEO.

Under his employment agreement, Mr. Saintellemy is entitled to receive an annual base salary which was initially set at C$475,000 and other benefits as may be adjusted annually in accordance with the terms of the employment agreement. In addition, and subject to approval of the Board, Mr. Saintellemy is entitled to receive an annual performance-based cash bonus at target level of achievement equal to one hundred percent (100%) of base salary and is eligible for equity grants as may be determined by the Board. In connection with his appointment as President and CEO, Mr. Saintellemy received (i) a one-time option grant under the Incentive Plan equal to three percent (3.0%) of the aggregate number of shares of the Company immediately following the closing of the Business Combination, which Company Options time-vest over a four-year period, and (ii) a one-time restricted share unit grant equal to one and six hundred twenty-five thousandths percent (1.625%) of the aggregate number of shares of the Company immediately following the closing of the Business Combination, of which approximately a quarter (1/4) time-vest over a three (3)- year period and the remaining amount are subject to time-based and performance-based vesting as provided for in the agreement.

Under his employment agreement, Mr. Saintellemy is subject to certain non-competition and non-solicitation obligations during and for twelve (12) months following termination of his employment, including restrictions on engaging in business in the Company’s industry sector and soliciting the Company’s clients and employees within certain territories. Mr. Saintellemy is also subject to confidentiality and intellectual property assignment covenants under his employment agreement. In the event that Mr. Saintellemy’s employment is unilaterally terminated without a serious reason, Mr. Saintellemy will be entitled to receive prior notice of twelve (12) months or, at the Company’s discretion, pay in lieu of such notice. In the event Mr. Saintellemy’s employment is terminated without serious reason or by Mr. Saintellemy for a good reason (as defined in the agreement), in either case, ninety (90) days before or twelve (12) months after a change in control (as defined in the agreement), any unvested equity awards granted under the Incentive Plan shall vest and become immediately exercisable in accordance with and subject to the Incentive Plan and the applicable award agreement.

The foregoing description of Mr. Saintellemy’s employment agreement is a summary of the material features of such agreement and is qualified in its entirety by reference to the employment agreement, which has been filed as an exhibit to the Annual Report.

David Torralbo. Mr. Torralbo and the Company are currently party to an employment agreement dated as of June 20, 2022, pursuant to which Mr. Torralbo is employed as Chief Legal Officer and Corporate Secretary of the Company. Mr. Torralbo is entitled to receive an annual base salary as well as equity grants and other benefits as may be adjusted annually in accordance with the terms of the employment agreement and as determined by the Board. Subject to approval of the Board, Mr. Torralbo is entitled to receive an annual performance-based cash bonus at target level of achievement equal to fifty percent (50%) of base salary. In connection with the Business Combination, Mr. Torralbo received (i) a one-time option grant under the Incentive Plan equal to forty hundredths percent (0.40%) of the aggregate number of shares of the Company immediately following the closing of the Business Combination, which Company Options time-vest over a four (4)-year period, and (ii) a one-time restricted share unit grant equal to a half percent (0.50%) of the aggregate number of shares of the Company immediately following the closing of the Business Combination, of which approximately one-third (1/3) time-vest over a four (4)-year period and the remaining amount is subject to performance-based and time-based vesting as provided for in the agreement.

In the event the Company terminates Mr. Torralbo’s employment without just and sufficient cause or in the event of a dismissal, Mr. Torralbo is entitled to receive a notice of twelve (12) months. The Company may, at its sole discretion, pay to Mr. Torralbo in lieu of such notice, in whole or in part, a salary indemnity equivalent to the portion not covered by such notice. Under his employment agreement, Mr. Torralbo is subject to certain non-competition obligations for twelve (12) months during and following the termination of his employment and subject to certain non-solicitation obligations for eighteen (18) months during and following the termination of his employment, including restrictions on engaging in business in the Company’s industry sector and soliciting the Company’s clients and employees within certain territories. Mr. Torralbo is also subject to confidentiality and intellectual property assignment covenants under his employment agreement. This description of Mr. Torralbo’s employment agreement is a summary of the material features of such agreement and is qualified in its entirety by reference to the employment agreement, which has been filed as an exhibit to the Annual Report.

Chris Stewart. Mr. Stewart and the Company are currently party to an employment agreement effective as of September 20, 2023, pursuant to which Mr. Stewart serves as CFO of the Company. Under his employment agreement, Mr. Stewart is entitled to an annual base salary which was initially set at US$300,000 and other benefits as may be adjusted annually in accordance with the terms of the employment agreement. In addition, and subject to approval of the Board, Mr. Stewart is entitled to receive an annual performance-based cash bonus at target level of achievement equal to fifty percent (50%) of base salary and Mr. Stewart is eligible for equity grants as may be determined by the Board. In connection with his hiring, Mr. Stewart received (i) a one-time option grant under the Incentive Plan equal to a half percent (0.5%) of the aggregate number of shares of the Company immediately following the closing of the Business Combination, which Company Options time-vest over a four (4)-year period, and (ii) a one-time restricted share unit grant equal to sixty- five hundredths percent (0.65%) of the aggregate number of shares of the Company immediately following the closing of the Business Combination, of which approximately one-third (1/3) time-vest over a four (4)-year period, and the remaining amount is subject to performance-based and time-based vesting as provided for in the agreement.

Under his employment agreement, Mr. Stewart is subject to confidentiality and intellectual property assignment covenants. In the event that Mr. Stewart’s employment is terminated without cause (as defined in the agreement) or by Mr. Stewart for good reason (as defined in the agreement), Mr. Stewart will be entitled to receive continued payments of his base salary for twelve (12) months following his termination along with other benefits. In the event Mr. Stewart’s employment is terminated without cause or by Mr. Stewart for good reason, in either case, ninety (90) days before or twelve (12) months after a change in control (as defined in the agreement), any unvested equity awards granted under the Incentive Plan shall vest and become immediately exercisable in accordance with and subject to the Incentive Plan and the applicable award agreement.

The foregoing description of Mr. Stewart’s employment agreement is a summary of the material features of such agreement and is qualified in its entirety by reference to the employment agreement, which has been filed as an exhibit to the Annual Report.

Charles Boulanger. Prior to the closing of the Business Combination, LeddarTech was party to an employment agreement with Charles Boulanger in connection with his service as CEO, that terminated effective as of the closing of the Business Combination, a copy of which has been filed as an exhibit to the Annual Report.

Compensation of Members of the Board

During the fiscal year 2024, non-employee members of the Board received a fixed annual cash retainer of US$45,000 and an annual grant of RSUs with a grant date value of US$135,000 in connection with their service as directors. In addition, the chair of the Board received a retainer of US$45,000, the chair of each committee respectively received a retainer of US$ 10,000 (Audit Committee), US$7,500 (Compensation and Human Capital Committee) and US$5,000 (nominating and corporate governance committee (the “Nominating and Corporate Governance Committee”)) and the chair and non-chair members of board committees each received a retainer of US$10,000 (Audit Committee), US$7,500 (Compensation and Human Capital Committee) and US$5,000 (Nominating and Corporate Governance Committee). Management members of the Board received no additional compensation for their service as director or for attendance at meetings of the Board.

The table below summarizes the compensation paid by LeddarTech to each non-employee director, for service on LeddarTech’s Board during the fiscal year ended September 30, 2024. All amounts set forth in the table below are denominated in US dollars rather than Canadian dollars.

Name	Fees Earned or Paid in Cash (US$) (1)	Stock Awards (US$) (2)	Total (US$)
Derek Aberle	97,293	179,248	276,541
Lizabeth Ardisana	33,516	168,185	201,701
Charles Boulanger (3)	35,192	168,185	203,377
Yann Delabrière (4)	66,344	179,248	245,592
Nick Stone	41,250	179,248	220,498
Michelle Sterling	48,750	179,248	227,998
Sylvie Veilleux	36,868	168,185	205,053

(1)	Values have been converted from C$ to US$ using the daily average exchange rate published by the Bank of Canada for September 27, 2024, of 0.7408.

(2)	Values represent the aggregate grant date fair value estimated using the Black-Scholes model.

(3)	Amounts for Mr. Boulanger exclude compensation received as CEO, which is reported in the Summary Compensation Table, as well as warrants to purchase 350,000 Common Shares at an exercise price of C$0.01 per share that were granted in connection with and in recognition of his service with LeddarTech Inc. (predecessor company) with an aggregate grant date fair value of US$1,169,000.

(4)	Amounts for Mr. Delabriere exclude warrants to purchase 22,503 Common Shares at an exercise price of C$0.01 per share granted in connection with and in recognition of his service with LeddarTech Inc. (predecessor company) with an aggregate grant date fair value of US$75,160.

CORPORATE GOVERNANCE POLICIES AND PRACTICES

Introduction

We are a “foreign private issuer” under applicable U.S. federal securities laws. As a result, we are permitted to follow certain corporate governance rules that conform to Canadian requirements in lieu of certain Nasdaq corporate governance rules.

The Canadian Securities Administrators have issued corporate governance guidelines pursuant to Policy Statement 58-201 to Corporate Governance Guidelines (the “Corporate Governance Guidelines”), together with certain related disclosure requirements pursuant to Regulation 58-101 respecting Disclosure of Corporate Governance Practices (“Regulation 58-101”). The Corporate Governance Guidelines are recommended as “best practices” for issuers to follow. We recognize that good corporate governance plays an important role in our overall success and in enhancing shareholder value, and accordingly, we have adopted certain corporate governance policies and practices which the Board and management believe comply in all material respects with the Corporate Governance Guidelines.

The disclosure below, setting forth our key governance practices, includes disclosure required by Regulation 58-101 describing our approach to corporate governance in relation to the Corporate Governance Guidelines.

Election of Directors

At any general meeting of our shareholders at which directors are to be elected, a separate vote of shareholders entitled to vote will be taken with respect to each candidate nominated for director. Pursuant to the CBCA, any casual vacancy occurring on our Board may be filled by a quorum of the remaining directors, subject to certain exceptions.

Director Term Limits and Other Mechanisms of Board Renewal

We have not adopted director term limits or other automatic mechanisms of board renewal. Rather than adopting formal term limits, mandatory age-related retirement policies and other mechanisms of board renewal, the Nominating and Corporate Governance Committee, in preparation for the proxy circular in connection with the annual general meeting of the Company’s shareholders, annually will complete a skills and competencies matrix for the Board as a whole and for individual directors. The Nominating and Corporate Governance Committee will also conduct a process for the assessment of the Board, each committee and each director regarding his, her or its effectiveness and contribution, and will report evaluation results to our Board on a regular basis.

Director Independence

Under general Nasdaq listing standards, independent directors must comprise a majority of a listed company’s board of directors; however, as a foreign private issuer, the Company is permitted to follow its home country practices in lieu of this requirement. For purposes of Nasdaq rules, an independent director generally means a person other than an executive officer or employee of the Company or any other individual having a relationship which, in the opinion of the Company’s Board, would interfere with the exercise of independent judgment in carrying out the responsibilities of a director. Under Regulation 58-101, a director is considered to be independent if he or she is independent within the meaning of Section 1.4 of Regulation 52-110.

Our Board has determined that each of the directors on the Board other than Messrs. Boulanger and Saintellemy qualify as independent directors, and therefore our Board consists of a majority of “independent directors,” as defined under the rules of Regulation 58-101 and Nasdaq relating to director independence requirements. In addition, our Board is subject to Regulation 52-110 and the rules of the Nasdaq relating to the membership, qualifications, and operations of the Audit Committee, as discussed below. Mr. Boulanger is not independent by reason of the fact that he was LeddarTech Inc.’s CEO prior to the closing of the Business Combination, and Mr. Saintellemy is not independent by reason of the fact that he is currently President and CEO of the Company.

Mandate of the Board

The Board is responsible for supervising the management of the Company’s business and affairs, including providing guidance and strategic oversight to management. The Board has adopted a formal mandate that includes the following:

●	appointing the Company’s CEO;

●	developing the corporate goals and objectives that our CEO is responsible for meeting and reviewing the performance of our CEO against such corporate goals and objectives;

●	taking steps to satisfy itself as to the integrity of our CEO and other executive officers and that our CEO and other executive officers create a culture of integrity throughout the organization;

●	reviewing and approving our code of conduct and reviewing and monitoring compliance with the code of conduct and our enterprise risk management processes;

●	reviewing and approving management’s strategic and business plans and our financial objectives, plans and actions, including significant capital allocations and expenditures; and

●	reviewing and approving material transactions not in the ordinary course of business.

Meetings of Independent Directors

The Board will hold regularly scheduled quarterly meetings as well as ad hoc meetings from time to time. The independent members of the Board will also meet, as required, without the non-independent directors and members of management before or after each regularly scheduled Board meeting.

A director who has a material interest in a matter before the Board or any committee on which he or she serves is required to disclose such interest as soon as the director becomes aware of it. In situations where a director has a material interest in a matter to be considered by the Board or any committee on which he or she serves, such director may be required to absent himself or herself from the meeting while discussions and voting with respect to the matter are taking place. Directors will also be required to comply with the relevant provisions of the CBCA regarding conflicts of interest.

Position Descriptions

Derek Aberle is the Chair of the Board. The Board has adopted a written position description for the Chair which sets out his key responsibilities, including duties relating to determining the frequency, dates and locations of meetings and setting Board meeting agendas, chairing Board and shareholder meetings and carrying out any other or special assignments or any functions as may be requested by the Board or management of the Company, as appropriate.

The Board has adopted a written position description for each of the committee chairs, which set out each of the committee chair’s key responsibilities, including duties relating to determining the frequency, dates and locations of meetings and setting committee meeting agendas, chairing committee meetings, reporting to the Board and carrying out any other special assignments or any functions as may be requested by the Board.

In addition, the Board, in conjunction with the CEO, has adopted a written position description for the role of CEO of the Company.

Orientation and Continuing Education

Following the closing of the Business Combination, the Company has implemented an orientation program for new directors under which they will meet separately with the Chair of the Board and members of the senior executive team and receive a briefing on various aspects of the Company, including product development, corporate strategy, human resources, business development and intellectual property strategy.

The chair of each committee is responsible for coordinating orientation and continuing director development programs relating to the committee’s mandate. The Nominating and Corporate Governance Committee is responsible for overseeing director continuing education designed to maintain or enhance the skills and abilities of our directors and to ensure that their knowledge and understanding of our business remains current.

Code of Business Conduct and Ethics

In connection with the closing of the Business Combination, the Company adopted a Code of Conduct applicable to all of our directors, officers and employees, including our President and CEO, CFO, controller or principal accounting officer, or other persons performing similar functions, which is a “code of ethics” as defined in Item 16B of Form 20-F promulgated by the SEC and which is a “code” under Regulation 58-101. The Code of Conduct sets out our fundamental values and standards of behaviour that are expected of directors, officers and employees with respect to all aspects of the Company’s business. The objective of the Code of Conduct is to provide guidelines for maintaining our integrity, reputation and honesty with a goal of honouring others’ trust in us at all times.

The full text of the Code of Conduct is posted on our website at www.LeddarTech.com. Information contained on, or that can be accessed through, our website does not constitute a part of this Circular and is not incorporated by reference herein. If we make any amendment to the Code of Conduct or grant any waivers, including any implicit waiver, from a provision of the Code of Ethics, we will disclose the nature of such amendment or waiver on our website to the extent required by the rules and regulations of the SEC and the Canadian Securities Administrators. Under Item 16B of the SEC’s Form 20-F, if a waiver or amendment of the Code of Conduct applies to our principal executive officer, principal financial officer, principal accounting officer or controller and relates to standards promoting any of the values described in Item 16B(b) of Form 20 -F, we will disclose such waiver or amendment on our website in accordance with the requirements of Instruction 4 to such Item 16B.

Monitoring Compliance with the Code of Conduct

The Nominating and Corporate Governance Committee is responsible for reviewing and evaluating the Code of Conduct at least annually and will recommend any necessary or appropriate changes to the Board for consideration. The Nominating and Corporate Governance Committee assists the Board with the monitoring of compliance with the Code of Conduct, and will be responsible for considering any waivers of the Code of Conduct (other than waivers applicable to members of the Nominating and Corporate Governance Committee, which shall be considered by the Audit Committee, or waivers applicable to our directors or executive officers, which shall be subject to review by the Board as a whole).

Complaint Reporting

In order to foster a climate of openness and honesty in which any concern or complaint pertaining to a suspected violation of the law, the Code of Conduct or, any of our policies, or any unethical or questionable act or behaviour, the Code of Conduct requires that our employees promptly report the violation or suspected violation. In order to ensure that violations or suspected violations can be reported without fear of retaliation, harassment or an adverse employment consequence, the Code of Conduct contains procedures that are aimed to facilitate confidential, anonymous submissions by our employees.

Diversity

We recognize the importance and benefit of fostering and promoting diversity among board members and senior management and believe that boards of directors should have diverse backgrounds and possess a variety of skills, qualifications, experience and knowledge that complement the attributes of other board members and enable them to contribute effectively to the board’s oversight role. While we do not have formal policies or targets regarding board diversity requirements or for the representation of women, Indigenous peoples, people with disabilities or members of visible minority (collectively, the “Designated Groups”) on the Board or senior management, the Nominating and Corporate Governance Committee and our senior executives will be expected to take gender and other diversity representation into consideration as part of their overall recruitment and selection process.

The Company has not set specific targets for the representation of members of the Designated Groups at the senior executive officer level due to the small size of this group. The Company recognizes that to achieve a better, more representative balance of women and other diverse candidates from the Designated Groups in executive officer positions, it must ensure that it properly develops and recruits an appropriate talent pipeline. LeddarTech is taking steps to advance its work in this area as part of its corporate initiatives. Two (2) director nominees self-identify as women, representing thirty-three and a third percent (33 ⅓%), and one (1) director nominee self-identifies as a member of visible minorities, representing sixteen and two third percent (16 ⅔%). None of the current directors or nominees have self-identified as an Indigenous person or a person with a disability.

Based on self-identification, currently, one (1) member of LeddarTech’s senior executive officers identifies as a woman, representing fourteen and three tenths percent (14.3%), while one identifies as a visible minority, representing fourteen and three tenths percent (14.3%). None (0) have identified as living with a disability or as Indigenous person.

It is expected that the composition of the Board will in the future be shaped by the selection criteria to be established by the Nominating and Corporate Governance Committee, which is expected to consider a variety of factors in addition to gender, race and ethnicity diversity considerations, including a potential director’s judgment, independence, business and educational background, stature, public service, conflicts of interest, integrity, ethics, diversity considerations, as well as his or her ability and willingness to devote sufficient time to serve on the Board. It is expected that diversity considerations also are taken into account with respect to senior management positions, including seeking to broaden recruiting efforts to attract and interview qualified female candidates and committing to retention and training to ensure that our most talented employees are promoted from within the organization.

In accordance with Nasdaq’s listing requirements with respect to diversity of boards of directors, foreign private issuers listing on Nasdaq must have two diverse directors, or provide an explanation for not meeting such requirement, within two years for the date of listing or December 31, 2026, whichever is later. Foreign private issuers can meet the diversity requirement with either two female directors or one female director and one director who is an underrepresented individual based on national, racial, ethnic, indigenous, cultural, religious or linguistic identity in its home country or LGBTQ+.

Committees of the Board

Upon closing of the Business Combination, the Company has established an Audit Committee, the Compensation and Human Capital Committee and the Nominating and Corporate Governance Committee. Each committee has a written charter that is posted on the investor relations section of the Company’s website.

Audit Committee

The Company currently has an Audit Committee consisting of Yann Delabrière (chair), Sylvie Veilleux, and Derek Aberle. Applicable SEC, Nasdaq rules and Regulation 52-110 require that all members of the Audit Committee be independent. Each member of the Audit Committee is an independent director. All members of the Audit Committee must be and are “financially literate” as such term is defined in Regulation 52-110 (except as may be permitted by Regulation 52-110).

For more information on the skills and experience of our Audit Committee members, please see their biographies in the section entitled “About the Nominee Directors.”

The Audit Committee is, among other things, directly responsible for the appointment, compensation, retention and oversight of the work of the Company’s independent auditor, oversee management’s conduct of the Company’s financial reporting process (including the development and maintenance of systems of internal accounting and financial controls), oversee the integrity of the Company’s financial statements, oversee the performance of the internal audit functions, prepare certain reports required by the rules and regulations of the SEC and applicable Canadian securities laws, the review of the results and scope of the audit and other accounting related services, review and monitor management’s practices and policies with respect to the Company’s major security risks, including physical, information, and cybersecurity risks and maintain and monitor procedures for the receipt and treatment of complaints received by the Company regarding accounting, internal accounting controls or audit matters and the anonymous submission by employees of concerns regarding questionable accounting or auditing matters. Our Board has established a written charter setting forth the purpose, composition, authority and responsibility of the Audit Committee consistent with the rules of Nasdaq, the SEC and the applicable Canadian securities laws. The text of the Charter of the Audit Committee is set out in Schedule B hereto.

Compensation and Human Capital Committee

The Company has a Compensation and Human Capital Committee currently consisting of Michelle Sterling (chair), Derek Aberle and Charles Boulanger, a majority of whom are independent. The Compensation and Human Capital Committee, among other things, reviews and approves, or recommends to the Board for approval, compensation of the CEO and other executive officers, oversees the administration of the Company’s incentive compensation plans, and prepares any report on executive compensation required by the rules and regulations of the SEC. The Board has established a written charter setting forth the purpose, composition, processes (including with respect to objectiveness and conflicts of interest), authority and responsibility of the Compensation and Human Capital Committee consistent with the rules of Nasdaq and the SEC, where applicable, and the guidance of the Canadian Securities Administrators. The Compensation and Human Capital Committee’s purpose is to assist the Board in its oversight of executive compensation, management development and succession, director compensation and executive compensation disclosure.

Nominating and Corporate Governance Committee

The Company has a Nominating and Corporate Governance Committee currently consisting of Derek Aberle (chair), Michelle Sterling and Lizabeth Ardisana. The Nominating and Corporate Governance Committee is, among other things, responsible for overseeing the selection of persons to be nominated to serve on the Board and oversee our corporate governance practices. The Board established a written charter setting forth the purpose, composition, authority and responsibility of the Nominating and Corporate Governance Committee.

Disclosure Policy

We have adopted a written disclosure policy (the “Disclosure Policy”), which outlines the procedures and practical guidelines for timely disclosure of complete, accurate and balanced information about the Company to the investing public, in accordance with all applicable legal and regulatory requirements.

The Disclosure Policy applies to all employees of the Company, the Board, those authorized to speak on its behalf and all other people with access to undisclosed material information about the Company. The Disclosure Policy covers disclosures in documents filed with applicable securities regulators and written statements made in LeddarTech’s annual and quarterly reports, press releases, letters to investors, presentations by management, information contained on LeddarTech’s website and other electronic communications as well as all other documents containing material information. Any information that may reasonably be expected to have a significant effect on the market price or value of the security is deemed material. The Disclosure Policy extends to oral statements made in meetings and telephone conversations with analysts and investors, interviews with the media as well as speeches, press conferences, earnings and conference calls and any other oral statements made in circumstances in which a reasonable person would believe that information contained in the statements will become generally disclosed.

Advance Notice Provisions

Pursuant to the by-laws and subject only to the CBCA, the articles of the Company and applicable securities laws, Shareholders of record entitled to vote will nominate persons for election to the Board only by providing proper notice to the Company’s corporate secretary. In the case of annual meetings, proper notice must be given not less than thirty (30) days prior to the date of the annual meeting. However, in the event that the annual meeting of shareholders is to be held on a date that is less than fifty (50) days after the date (the “Notice Date”) that is the earlier of (i) the date that a notice of meeting is filed for such meeting, and (ii) the date on which the first public announcement of the meeting was made, the notice must be given on the tenth (10th) day following the Notice Date. In the case of a special meeting called for the purpose of electing directors and which is not also an annual meeting of shareholders, the notice must be given not later than the close of business on the fifteenth (15th) day following the date that is the earlier of (i) the date that a notice of meeting is filed for such meeting, and (ii) the date on which the first public announcement of the special meeting was made. Such notice must include, among other information, certain information for each shareholder nominating persons for elections to the Board, disclosure about any proxy, contract, arrangement, understanding or relationship pursuant to which the nominating shareholder has a right to vote shares of the Company and any other information the Company may reasonably require to determine the eligibility of the nominee to serve as a director of the Company.

Choice of Forum

We have adopted a forum selection by-law which provides that, unless we consent in writing to the selection of an alternative forum and except as set out below, the Superior Court of Québec, Canada and appellate courts therefrom, will, to the fullest extent permitted by law, be the sole and exclusive forum for (1) any derivative action or proceeding brought on our behalf; (2) any action or proceeding asserting a breach of fiduciary duty owed by any of our directors, officers or other employees to us; (3) any action or proceeding asserting a claim arising pursuant to any provision of the CBCA or our articles or by-laws, or (4) any action or proceeding asserting a claim related to the relationships among our Company, our affiliates and our respective shareholders, directors or officers (other than the business carried on by us or our affiliates).

Our by-laws provide that, notwithstanding the foregoing, unless we consent in writing to the selection of an alternative forum, the federal district courts of the United States of America will have exclusive jurisdiction for the resolution of any complaint asserting a cause of action arising under the U.S. Securities Act. The exclusive forum provision in our by-laws will not apply to actions arising under the U.S. Securities Act or the U.S. Exchange Act.

Our by-laws further provide that any person or entity purchasing or otherwise acquiring any interest in shares of the Company is deemed to have notice of and consented to the provisions of the Company’s by-laws described above.

GENERAL AND ADDITIONAL INFORMATION

Interests of Certain Persons or Companies on Matters to be Acted Upon

Other than as described herein, no person who has been a director or executive officer of the Company at any time since the closing of the Business Combination, no proposed nominee for election as director of the Company, and no associate or affiliate of any of the foregoing persons has or had any material interest, direct or indirect, by way of beneficial ownership of securities or otherwise, in any matter to be acted upon other than as disclosed herein.

Interest of Informed Persons in Material Transactions

Other than as described herein, no informed persons of the Company, proposed director, or any associate or affiliate of any informed person or proposed director has any material interest, direct or indirect, in any transaction since the closing of the Business Combination or in any proposed transaction which has materially affected or would materially affect the Company or any of its subsidiaries.

Prior to the closing of the Business Combination, Derek Aberle was a director and executive officer of Prospector and a manager of the Sponsor. In addition, certain of the directors and officers of the Company (i) invested in the financing completed by LeddarTech Inc. in connection with the Business Combination (the “PIPE”), (ii) invested in the Bridge Financing (as defined below), and (iii) serve as directors and officers of other companies, and therefore, it is possible that a conflict may arise between their duties to the Company and their duties as a director or officer of such other companies.

Concurrently with the execution of the Business Combination Agreement, the Sponsor entered into a sponsor letter agreement with Prospector, LeddarTech Inc., FS Investors and Newco (the “Sponsor Letter Agreement”), pursuant to which, among other things, the Sponsor was granted certain rights with respect to the nomination of members of the Board. Derek Aberle is to be elected as a director of the Company at the Meeting pursuant to such nomination rights under the Sponsor Letter Agreement. Nick Stone was also nominated last year by the Sponsor pursuant to such aforementioned nomination rights, but has decided not to stand for re-election this year. While the Sponsor is not availing itself of its second nominating right under the Sponsor Letter Agreement at the present time, it reserves the right to do so in the future.

At the closing of the Business Combination, (i) the Company, the Sponsor and the investors under the PIPE entered into a registration rights agreement, pursuant to which, among other things, the Company agreed to undertake certain shelf registration obligations in accordance with the U.S. Securities Act, and certain subsequent related transactions and obligations, including, among other things, undertaking certain registration obligations, and the preparation and filing of required documents, and (ii) the Company and IQ entered into an investor rights agreement (the “Investor Rights Agreement”), pursuant to which, among other things, IQ was granted certain rights with respect to the nomination of members of the Board. Sylvie Veilleux is to be elected as a director of the Company at the Meeting pursuant to such nomination rights under the Investor Rights Agreement.

The Company is also party to a $19.3M term loan with IQ. In addition, the Company entered into a bridge financing offer dated August 19, 2024, with certain of its principal shareholders, including FS Investors and IQ, and certain members of management and members of the Board, pursuant to which such bridge lenders made available to the Company bridge loans in an aggregate amount of US$9.0 million (the “Bridge Financing”). Each of IQ and FS Investors beneficially owns more than ten percent (10%) of the Common Shares.

For more information, see the section entitled “How many Common Shares are issued and outstanding and who are the principal Shareholders?” of this Circular and Item 7 “Major Shareholders and Related Party Transactions – B. Related Party Transactions” of the Company’s Annual Report filed on SEDAR+ at www.sedarplus.ca and EDGAR at www.sec.gov on December 26, 2024.

Indebtedness of Directors, Officers and Employees

Since the closing of the Business Combination, no current or proposed director, executive officer or employee of the Company, or any former director, executive officer or employee of the Company, or any associate of any of the foregoing, is or has been, excluding routine indebtedness, indebted to the Company or its subsidiaries, either in connection with the purchase of the Company securities or otherwise.

Shareholder Proposals for Next Annual Meeting of Shareholders

The Company will include proposals from shareholders that comply with applicable laws in next year’s management proxy circular for its next annual shareholder meeting to be held in respect of the fiscal year ending on September 30, 2025. Shareholder proposals must be received between October 27, 2025, and the close of business on December 26, 2025, and be sent to the Chief Legal Officer and Corporate Secretary of the Company, at the head office: 4535, boulevard Wilfrid-Hamel, Suite 240, Québec (Québec) G1P 2J7, Canada.

Other Matters

As of the date of this Circular, management is not aware that any other matter is to be presented for action at the Meeting. If other matters properly come before the Meeting, the persons named on the enclosed form of proxy will vote on them in accordance with their judgment, pursuant to the discretionary authority conferred by the form of proxy with respect to such matters.

Additional Information

Additional financial information about LeddarTech, including LeddarTech’s 2024 Annual Report and its audited annual consolidated financial statements for the fiscal year ended September 30, 2024, together with the independent auditors’ reports thereon and related management’s discussion and analysis, are accessible on SEDAR+ at www.sedarplus.ca, on EDGAR at www.sec.gov, on our website at investors.leddartech.com, or can be obtained free of charge by contacting the Company’s CFO at chris.stewart@leddartech.com.

Approval by Directors

The Board approved the contents of this Circular and authorized it to be sent to each shareholder who is eligible to receive Notice of and vote their shares at our Annual General and Special Meeting of Shareholders, as well as to the Company’s auditors.

David Torralbo (Signed)

Chief Legal Officer and Corporate Secretary

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Schedule A

Mandate for the Board of Directors

The board of directors (the “Board”) of LeddarTech Holdings Inc. (the “Company”), a publicly traded company subject to securities laws in Canada and the United States, is responsible for the stewardship of the business and affairs of the Company. The Board seeks to discharge such responsibility by reviewing, discussing and approving the Company’s strategic planning and organizational structure and supervising management to oversee that the strategic planning and organizational structure enhance and preserve the business of the Company and its underlying value. Its members (the “Directors”) are elected by the shareholders of the Company. The purpose of this mandate of the Board (the “Mandate”) is to describe the primary duties and responsibilities of the Board, as well as some of the policies and procedures that apply to the Board in discharging its duties and responsibilities.

Although Directors may be elected by the shareholders to bring special expertise or a point of view to Board deliberations, they are not chosen to represent a particular constituency. The best interests of the Company must be paramount at all times.

Responsibilities

Pursuant to applicable laws, in exercising their powers and discharging their duties, Directors are duty-bound toward the Company to act with prudence and diligence, honesty and loyalty and in the interest of the Company. The Board discharges its responsibility for overseeing the management of the Company’s business by delegating to the Company’s senior officers the responsibility for the day-to-day management of the Company. The Board discharges its responsibilities both directly and through its committees, the Audit Committee, the Nominating and Corporate Governance Committee, and the Compensation and Human Capital Committee. In addition to these regular committees, the Board may appoint ad hoc committees periodically to address certain issues of a more short-term nature. The Board’s primary roles are overseeing corporate performance and providing quality, depth and continuity of management to meet the Company’s strategic objectives. Other principal duties include, but are not limited to the following categories:

Appointment and Compensation of Officers

1.	The Board is responsible for approving the appointment of the Chief Executive Officer, other executive officers and other officers of the Company, following a review of the recommendations of the Compensation and Human Capital Committee.

2.	In approving the appointment of the Chief Executive Officer, other executive officers and other officers, the Board shall, to the extent feasible, satisfy itself as to the integrity of these individuals and ensure that they create a culture of integrity throughout the Company.

3.	The Board shall also annually review and approve, on the recommendation of the Compensation and Human Capital Committee, the compensation of the Company’s executive officers (including the Chief Executive Officer) as well as their objectives and the position description of the Chief Executive Officer.

4.	The Board may from time to time authorize certain officers to enter into certain types of transactions, including financial transactions, subject to specified limits. Investments and other expenditures above the specified limits, and material transactions outside the ordinary course of business shall, however, be reviewed by and are subject to the prior approval of the Board.

5.	The Board oversees that succession planning programs are in place, including programs to train and develop management.

Board Organization

6.	The Board will receive recommendations from the Nominating and Corporate Governance Committee, but retains responsibility for managing its own affairs by giving its approval for its composition and size, the position description and selection of the Chair of the Board, candidates nominated for election to the Board, committee and committee chair appointments, committees and Board mandate and charters as well as their work program, and Director compensation. On an annual basis, the Board shall also, on the recommendations of the Nominating and Corporate Governance Committee, review the Directors’ independent status and expertise as well as confirm that all members of the Audit Committee are “financially literate” and that at least one member is an “audit committee financial expert” (as such terms are defined from time to time under the requirements or guidelines for audit committee service under applicable Canadian and United States securities laws and the rules of the NASDAQ), review the Board’s skills matrix, assess the overall performance of the Board, review major changes in the Directors’ principal occupation and review other board memberships.

7.	The Board may delegate to Board committees matters it is responsible for, including the approval of compensation of the Board and management, the conduct of performance evaluations, and the oversight of internal control systems, but the Board retains its oversight function and ultimate responsibility for these matters and all other delegated responsibilities.

8.	The Board shall annually review and approve a calendar for the meetings of the Board and its committees.

9.	The Board shall maintain and periodically review a Board orientation program for new Directors as well as a Board continuing education program for Directors in office.

Strategic Planning

10.	The Board has oversight responsibility to participate directly, and through its committees, in reviewing, questioning and approving the mission of the Company and its objectives and goals.

11.	The Board is responsible for reviewing, providing input to, and approving, on an annual basis, the business, financial and strategic plans by which it is proposed that the Company may reach those goals.

Monitoring of Financial Performance and Other Financial Reporting Matters

12.	The Board is responsible for enhancing congruence between shareholder expectations, Company plans and management performance.

13.	The Board is responsible for adopting processes for monitoring the Company’s progress toward its strategic and operational goals, and to revise and alter its direction to management in light of changing circumstances affecting the Company.

14.	The Board is responsible for approving the audited annual financial statements and the non-audited interim financial statements as well as the notes, Management’s Discussion and Analysis and press release accompanying such financial statements. Notwithstanding the foregoing, the Board may delegate the approval of the non-audited interim financial statements and related documents to the Audit Committee. The Audit Committee’s composition and responsibilities must meet the requirements of SEC and NASDAQ rules applicable to the Company, including oversight of the accounting and financial reporting processes of the Company and the audits of the financial statements of the Company.

15.	The Board is responsible for reviewing and approving material transactions outside the ordinary course of business and those matters which the Board is required to approve under the Company’s governing statute, including the payment of dividends, purchase and redemptions of securities, acquisitions and dispositions of material capital assets and material capital expenditures.

Risk Management

16.	The Board is responsible for overseeing the identification of the principal risks of the Company’s business and ensuring the implementation of appropriate systems to effectively monitor and manage such risks with a view to the long-term viability of the Company and achieving a proper balance between the risks incurred and the potential return to the Company’s shareholders.

17.	The Board is responsible for ensuring adequate disclosure of how it oversees risk.

Corporate Governance, Policies and Procedures

18.	The Board is responsible for:

(a)	approving and monitoring compliance with all significant policies and procedures by which the Company is operated; and

(b)	approving policies and procedures designed to ensure that the Company operates at all times within applicable laws and regulations.

19.	The Board shall enforce its policy respecting confidential treatment of the Company’s proprietary information and the confidentiality of Board deliberations.

20.	The Board shall monitor the implementation of procedures and initiatives relating to corporate social and environmental responsibilities, and health and safety rules and regulations in the organization.

Communications and Reporting

21.	The Board has approved a disclosure policy which addresses communications with shareholders, employees, financial analysts, governments and regulatory authorities, and the public in general and will review it on an annual basis.

22.	The Board is responsible for:

(a)	overseeing the accurate reporting of the financial performance of the Company to shareholders, other security holders and regulators on a timely and regular basis;

(b)	taking steps to enhance the timely disclosure of any other developments that have a significant and material impact on the Company;

(c)	reporting annually to shareholders on its stewardship for the preceding year, including reviewing and approving the Company’s management circular and other material disclosure documents; and

(d)	overseeing the Company’s implementation of systems which accommodate feedback from shareholders.

Meetings

23.	The Board will meet as often as necessary and in accordance with the Company’s bylaws.

This Charter

The Board may, from time to time, delegate to its committees responsibilities set forth herein and permit departures from the terms of this Mandate, either prospectively or retrospectively. This Mandate is not intended to give rise to civil liability on the part of the Company or its Directors or officers to shareholders, securityholders, customers, suppliers, competitors, employees or other persons, or to any other liability whatsoever on their part. The Board may review and recommend changes to the Mandate from time to time and the Nominating and Corporate Governance Committee may periodically review and assess the adequacy of this Mandate and recommend any proposed changes to the Board for consideration.

DATED December 21, 2023.

Schedule B

Audit Committee Charter

The purpose of this charter (the “Charter”) is to describe the primary duties and responsibilities of the Audit Committee (the “Committee”) of the board of directors (the “Board”) of LeddarTech Holdings Inc. (the “Company”), as well as some of the policies and procedures that apply to the Committee in discharging its duties and responsibilities.

Certain aspects of the composition and organization of the Committee are prescribed and/or governed by the Canada Business Corporations Act, the constating documents of the Company, applicable securities laws and regulations (including the SEC U.S. Securities and Exchange Commission and stock exchange rules) and applicable agreements.

1.	The Committee is established to fulfil applicable public company obligations relating to audit committees and to assist the Board in fulfilling its oversight responsibilities with respect to financial reporting including responsibility to:

(a)	oversee the integrity of the Company’s financial statements and financial reporting process, including the audit process and the Company’s internal accounting controls and procedures and compliance with related legal and regulatory requirements;

(b)	oversee the qualifications and independence of the external auditor;

(c)	oversee the work of the Company’s financial management, internal auditors, if any, and external auditor in these areas; and

(d)	provide an open avenue of communication between the external auditor, the internal auditors, if any, the Board and management, as applicable.

2.	In addition, the Committee shall review disclosure on matters related to the Committee and the external auditor to be made in the Company’s annual management information circular and other annual and period disclosure documents in accordance with applicable rules and regulations. The Committee is also responsible for assisting the Board in fulfilling its responsibilities relating to any pension matters.

3.	The function of the Committee is oversight. It is not the duty or responsibility of the Committee or its members (i) to plan or conduct audits, (ii) to determine that the Company’s financial statements are complete and accurate and are in accordance with generally accepted accounting principles or (iii) to conduct other types of auditing or accounting reviews or similar procedures or investigations. The Committee, its Chair and its members are members of the Board, appointed to the Committee to provide broad oversight of the financial, risk and control related activities of the Company, and are specifically not accountable or responsible for the day-to-day operation or performance of such activities.

4.	Management is responsible for the preparation, presentation and integrity of the Company’s financial statements. Management is also responsible for maintaining appropriate accounting and financial reporting principles and policies and systems of risk assessment and internal controls and procedures designed to provide reasonable assurance that assets are safeguarded and transactions are properly authorized, recorded and reported and to assure the effectiveness and efficiency of operations, the reliability of financial reporting and compliance with accounting standards and applicable laws and regulations. Management is also responsible for monitoring and reporting on the adequacy and effectiveness of the system of internal controls. The external auditor is responsible for planning and carrying out an audit of the Company’s annual financial statements in accordance with generally accepted auditing standards to provide reasonable assurance that, among other things, such financial statements are in accordance with generally accepted accounting principles.

Procedures

The Committee shall have the following procedures:

5.	Composition – Subject to applicable phase-in rules and exemptions, the Committee shall be composed of a minimum of three members. Unless otherwise permitted by any applicable phase-in rules and exemptions, each member of the Committee shall meet (i) the “independence” and financial literacy requirements of, as applicable, Section 10A and Rule 10A-3 of the Securities Exchange Act of 1934, as amended, National Instrument 52-110 – Audit Committees of the Canadian Securities Administrators (“Regulation 52-110”), any stock exchange on which the Company’s securities are listed, and all other applicable laws and regulations, as applicable to the Committee members and in effect from time to time, when and as required by the U.S. Securities and Exchange Commission, Regulation 52-110 or the rules of any stock exchange on which the Company’s securities are listed, and (ii) any other qualifications as determined by the Board from time to time. The Committee may avail itself of any phase-in rules or other exemptions available to the Company that are afforded by applicable securities laws and regulations or the rules of any stock exchange on which the Company’s securities are listed.

All members of the Committee must be able to read and understand fundamental financial statements, including the Company’s balance sheet, income statement, and cash flow statement and otherwise be financially literate (as specified in the requirements or guidelines for audit committee service under applicable Canadian and Nasdaq rules, as applicable). At least one member of the Committee should be an “audit committee financial expert” (as that term is defined from time to time under applicable United States Securities and Exchange Commission rules) and be financially sophisticated (as determined under the NASDAQ rules).

6.	Appointment and Replacement of Committee Members – Any member of the Committee may be removed or replaced at any time by the Board and shall automatically cease to be a member of the Committee upon ceasing to be a director. Resignation or removal of a Committee member from the Board for any reason shall automatically constitute resignation or removal, as applicable, from the Committee. The Board may fill vacancies on the Committee by appointing another director to the Committee. The Board shall fill any vacancy if the membership of the Committee is less than three directors. Whenever there is a vacancy on the Committee, the remaining members may exercise all its power as long as a quorum remains in office. Subject to the foregoing, the members of the Committee shall be appointed by the Board annually and each member of the Committee shall remain on the Committee until the next annual meeting of shareholders after his or her appointment or until his or her successor shall be duly appointed and qualified.

7.	Committee Chair – The Board shall designate the Chair by majority vote. If the Chair is absent from a meeting, the members shall select a Chair from those in attendance to act as Chair of the meeting. The Chair of the Committee shall be responsible for leadership of the Committee assignments and reporting to the Board.

8.	Conflicts of Interest – If a Committee member faces a potential or actual conflict of interest relating to a matter before the Committee, other than matters relating to the compensation of directors, that member shall be responsible for notifying the Committee Chair of such conflict. If the Committee Chair faces a potential or actual conflict of interest, the Committee Chair shall advise the Chair of the Board. If the Committee Chair or the Chair of the Board, as the case may be, concurs that a potential or actual conflict of interest exists, the member faced with such conflict shall disclose to the Committee his or her interest and shall not participate in consideration of the matter and shall not vote on the matter.

9.	Service on Multiple Audit Committees – Members of the Committee may not serve on the audit committee of more than two other publicly traded companies unless the Board has first determined that such simultaneous service would not impair the ability of the applicable director to serve on the Committee.

10.	Compensation of Committee Members – The members of the Committee shall be entitled to receive such remuneration for acting as members of the Committee as the Board may from time to time determine.

11.	Meetings – The Committee shall meet regularly at times necessary to perform the duties described herein in a timely manner, but not less than four times a year and any time the Company proposes to issue a press release with its quarterly or annual earnings information. Meetings may be held at any time deemed appropriate by the Committee. The Committee may meet in person, by videoconference or other electronic means or telephonically.

(a)	Calling of Meetings – The Committee shall meet as often as it deems appropriate to discharge its responsibilities. Notice of the time and place of every meeting shall be given in writing, by any means of transmitted or recorded communication, including facsimile, email or other electronic means that produces a written copy, to each member of the Committee at least 24 hours prior to the time fixed for such meeting, with a copy to the Chair of the Board, the Chief Executive Officer and the Corporate Secretary of the Company. The notice of meeting does not, however, need to state the purpose for which the meeting is being held. A member may in any manner waive a notice of a meeting. Attendance of a member at a meeting constitutes a waiver of notice of the meeting, except where a member attends a meeting for the express purpose of objecting to the transaction of any business on the grounds that the meeting is not lawfully called. Whenever practicable, the agenda for the meeting and the meeting materials shall be provided to members before each Committee meeting in sufficient time to provide adequate opportunity for their review. The Committee may require senior executives and other employees of the Company to produce such information and reports as the Committee may deem appropriate in order for it to fulfill its duties.

(b)	Quorum – A majority of the members constitute a quorum for the transaction of the Committee business.

(c)	Secretary of Meeting – The Chair of the Committee shall designate a person who need not be a member of the Committee to act as secretary or, if the Chair of the Committee fails to designate such a person, the Corporate Secretary of the Company shall be secretary of the meeting of the Committee. The agenda of the Committee meeting will be prepared by the Chair of the Committee, working with the Corporate Secretary and, whenever reasonably practicable, circulated to each member prior to each meeting.

(d)	Minutes – Minutes of the proceedings of the Committee shall be kept in a minute book provided for that purpose. The minutes of the Committee meetings shall accurately record the discussions of and decisions made by the Committee, including all recommendations to be made by the Committee to the Board and shall be distributed to all Committee members.

(e)	Vote – Action may be taken by the Committee upon the affirmative vote of a majority of the members.

12.	Separate Executive and In-Camera Meetings – The Committee shall meet periodically with the Chief Financial Officer, the head of the internal audit function (if other than the Chief Financial Officer) and the external auditor in separate executive sessions to discuss any matters that the Committee or each of these groups believes should be discussed privately and such persons shall have access to the Committee to bring forward matters requiring its attention. The Committee shall also meet periodically without management present at every regular meeting.

13.	Professional Assistance – The Committee may require the external auditor and internal auditors, if any, to perform such supplemental reviews or audits as the Committee may deem desirable. In addition, the Committee may, at the Company’s expense, retain special legal, accounting, financial or other consultants to advise the Committee in discharging itself of its duties.

14.	Reliance – Absent actual knowledge to the contrary (which shall be promptly reported to the Board), each member of the Committee shall be entitled to rely on (i) the integrity of those persons or organizations within and outside the Company from which it receives information, (ii) the accuracy of the financial and other information provided to the Committee by such persons or organizations and (iii) representations made by management and the external auditor as to any information technology, audit and other non-audit services provided by the external auditor to the Company and its subsidiaries.

15.	Reporting to the Board – The Committee will report through the Committee Chair to the Board following meetings of the Committee on matters considered by the Committee, its activities and compliance with this Charter.

16.	Orientation – New Committee members shall be provided with an orientation program to educate them on the Company’s business, their responsibilities and the Company’s financial reporting and accounting practices.

17.	Outsiders May Attend Meetings – The Committee may invite members of management or others to attend meetings or provide information as necessary. The Company’s external auditor will have direct access to the Committee at their own initiative.

18.	Other Responsibilities of the Committee – The Committee, in discharging its oversight role, is empowered to study or investigate any matter of interest or concern that the Committee deems appropriate. In this regard, the Committee shall have the authority, in its sole discretion, to engage and terminate independent counsel and other advisers as it determines necessary or appropriate to carry out its duties. The Company shall provide appropriate funding, as determined by the Committee, for payment of compensation to the independent registered public accounting firm engaged for the purpose of preparing or issuing an audit report or performing other audit, review or attest services for the Company and any advisers that the Committee chooses to engage, as well as funding for the payment of ordinary administrative expenses of the Committee that are necessary or appropriate in carrying out its duties.

Powers

19.	The Committee shall have the following powers:

(a)	Access – The Committee is entitled to full access to all books, records, facilities and personnel of the Company and its subsidiaries. The Committee may require such officers, directors and employees of the Company and its subsidiaries and others as it may see fit from time to time to provide any information about the Company and its subsidiaries it may deem appropriate and to attend and assist at meetings of the Committee.

(b)	Delegation – The Committee may delegate from time to time to any person or committee of persons any of the Committee’s responsibilities that lawfully may be delegated.

(c)	Adoption of Policies and Procedures – The Committee may adopt policies and procedures for carrying out its responsibilities.

Responsibilities

Selection and Oversight of the External Auditor

20.	The Committee shall be responsible for the appointment of an external auditor (independent registered public accounting firm) to serve as the Company’s independent auditors and be directly responsible for the retention, compensation, evaluation, oversight and termination of the external auditor, who shall report and be accountable to the Audit Committee. The Committee shall annually evaluate the performance of the external auditor and recommend to the Board the external auditor of the Company to be nominated in the Company’s management information circular for shareholder approval. If the Committee deems it in the best interest of the Company to proceed with a change in external auditor, the Committee shall report to the Board the reasons for the change and any other significant issues related to the change, including the response of the incumbent external auditor, and enquire on the qualifications of the proposed external auditor before approving or rejecting the proposed change in external auditor.

21.	The Committee shall approve in advance the terms of engagement and the compensation to be paid by the Company to the external auditor with respect to the conduct of the annual audit. The Committee may approve policies and procedures for the pre-approval of services to be rendered by the external auditor, which policies and procedures shall include reasonable detail with respect to the services covered. All services to be provided to the Company or any of its affiliates by the external auditor or any of their affiliates which are subject to pre-approval by the Committee shall be approved by the Committee or the Chair of the Committee, in accordance with the Committee’s Pre-Approval Policies and Procedures.

22.	The Committee shall annually review the independence of the external auditor and shall make recommendations to the Board on appropriate actions to be taken which the Committee deems necessary to protect and enhance the independence of the external auditor. In connection with such review, the Committee shall:

(a)	actively engage in a dialogue with the external auditor about all relationships or services that may impact the objectivity and independence of the external auditor;

(b)	require that the external auditor submit to it, at least annually, a formal written statement delineating all relationships between the Company and its subsidiaries, on one hand, and the external auditor, on the other hand, that may reasonably be considered to bear on the external auditor’s independence;

(c)	ensure the rotation of the lead (or coordinating) audit partner having primary responsibility for the audit and the audit partner responsible for reviewing the audit as required by applicable law;

(d)	consider whether there should be a regular rotation of the external audit firm itself and

(e)	consider the external auditor independence standards promulgated by applicable auditing regulatory and professional bodies.

23.	The Committee may approve any permissible non-audit engagements of the external auditor and its affiliates by the Company and its affiliates in accordance with applicable laws.

24.	The Committee shall establish and monitor clear policies for the hiring by the Company of partners, employees and former partners and employees of the present and former external auditor of the Company.

25.	The Committee shall require the external auditor to provide to the Committee, and the Committee shall review and discuss with the external auditor, all reports which the external auditor is required to provide to the Committee or the Board under rules, policies or practices of professional or regulatory bodies applicable to the external auditor, and any other reports which the Committee may require. Such reports shall include:

(a)	a description of the external auditor’s internal quality-control procedures, any material issues raised by the most recent internal quality-control review, or peer review, of the external auditor, or by any inquiry or investigation by governmental or professional authorities, within the preceding five years, respecting one or more audits carried out by the external auditor, and any steps taken to deal with any such issues; and

(b)	a report describing (i) all critical accounting policies and practices to be used in the annual audit, (ii) all alternative treatments of financial information within generally accepted accounting principles related to material items that have been discussed with management, ramifications of the use of such alternative disclosures and treatments, and the treatment preferred by the external auditor and (iii) other material written communication between the external auditor and management, such as any management letter or schedule of unadjusted differences.

26.	The Committee shall review the performance of the external auditor, including assessing their effectiveness and quality of service, annually and, every 5 years, perform a comprehensive review of the performance of the external auditor over multiple years to provide further insight on the audit firm, its independence and application of professional skepticism.

27.	The Committee is responsible for resolving disagreements between management and the external auditor regarding financial reporting.

28.	The Committee shall meet separately with external auditor (without the presence of management) on at least a quarterly basis.

Appointment and Oversight of Internal Auditors

29.	The appointment, terms of engagement, compensation, replacement or dismissal of internal auditors, if any, shall be subject to prior review and approval by the Committee. When the internal audit function is performed by employees of the Company, the Committee may delegate responsibility for approving the employment, term of employment, compensation and termination of employees engaged in such function other than the head of the Company’s internal audit function.

30.	The Committee shall obtain from the internal auditors, if any, and shall review summaries of significant reports to management prepared by the internal auditors, or the actual reports if requested by the Committee, and management’s responses to such reports, as applicable.

31.	The Committee shall, as it deems necessary and applicable, communicate with the internal auditors, if any, with respect to their reports and recommendations, the extent to which prior recommendations have been implemented and any other matters that the internal auditors bring to the attention of the Committee. The head of the internal audit function shall have unrestricted access to the Committee.

32.	The Committee shall, annually or more frequently as it deems necessary and applicable, evaluate the internal auditors, if any, including their activities, organizational structure and qualifications and effectiveness.

Oversight and Monitoring of Audits

33.	The Committee shall review with the external auditor, the internal auditors, if any, and management, as applicable, the audit function generally, the objectives, staffing, locations, co-ordination, reliance upon management and internal audit and general audit approach and scope of proposed audits of the financial statements of the Company and its subsidiaries, the overall audit plans, the responsibilities of management, the internal auditors and the external auditor, the audit procedures to be used and the timing and estimated budgets of the audits.

34.	The Committee shall meet periodically or as it deems necessary and applicable, with the internal auditors, if any, to discuss the progress of their activities and any significant findings stemming from internal audits and any difficulties or disputes that arise with management and the adequacy of management’s responses in correcting audit-related deficiencies.

35.	The Committee shall discuss with the external auditor any difficulties or disputes that arose with management or the internal auditors, if any, during the course of the audit and the adequacy of management’s responses in correcting audit-related deficiencies.

36.	The Committee shall review with management the results of internal and external audits.

37.	The Committee shall take such other reasonable steps as it may deem necessary to satisfy itself that the audit was conducted in a manner consistent with all applicable legal requirements and auditing standards of applicable professional or regulatory bodies.

Oversight and Review of Accounting Principles and Practices

38.	The Committee shall, as it deems necessary, oversee, review and discuss with management, the external auditor and the internal auditors, if any:

(a)	the quality, appropriateness and acceptability of the Company’s accounting principles and practices used in its financial reporting, changes in the Company’s accounting principles or practices and the application of particular accounting principles and disclosure practices by management to new transactions or events;

(b)	all significant financial reporting issues and judgments made in connection with the preparation of the financial statements, including the effects of alternative methods within generally accepted accounting principles on the financial statements and any “second opinions” sought by management from another external auditor with respect to the accounting treatment of a particular item;

(c)	any material change to the Company’s auditing and accounting principles and practices as recommended by management, the external auditor or the internal auditors, if any, or which may result from proposed changes to applicable generally accepted accounting principles;

(d)	the effect of regulatory and accounting initiatives on the Company’s financial statements and other financial disclosures;

(e)	any reserves, accruals, provisions, estimates or management programs and policies, including factors that affect asset and liability carrying values and the timing of revenue and expense recognition, that may have a material effect upon the financial statements of the Company;

(f)	the use of special purpose entities and the business purpose and economic effect of off-balance sheet transactions, arrangements, obligations, guarantees and other relationships of the Company and their impact on the reported financial results of the Company;

(g)	any legal matter, claim or contingency that could have a significant impact on the financial statements, the Company’s compliance policies and any material reports, inquiries or other correspondence received from regulators or governmental agencies and the manner in which any such legal matter, claim or contingency has been disclosed in the Company’s financial statements;

(h)	the treatment for financial reporting purposes of any significant transactions which are not a part of the Company’s ordinary course of business including, without limitation, related party transactions and insider transactions;

(i)	the use of any “pro forma” or “adjusted” information not in accordance with generally accepted accounting principles; and

(j)	management’s determination of goodwill impairment, if any, as required by applicable accounting standards.

39.	The Committee will review and resolve disagreements between management and the external auditor regarding financial reporting or the application of any accounting principles or practices.

Oversight and Monitoring of Internal Controls

40.	The Committee shall, as it deems necessary, exercise oversight of, review and discuss with management, the external auditor and the internal auditors, if any:

(a)	the adequacy and effectiveness of the Company’s internal accounting and financial controls and the recommendations of management, the external auditor and the internal auditors, if any, for the improvement of accounting practices and internal controls;

(b)	any significant deficiency and material weakness in the design or operation of internal control over financial reporting, including with respect to computerized information system controls and security; and

(c)	management’s compliance with the Company’s processes, procedures and internal controls.

Oversight and Monitoring of Reported Unethical Conduct

41.	In accordance with the Company’s Whistleblower Policy, the Committee shall maintain and monitor procedures for the receipt and treatment of complaints received by the Company regarding accounting, internal accounting controls or audit matters and the anonymous and confidential submission by employees of concerns regarding questionable accounting or auditing matters and review periodically or as it deems necessary and applicable, with management and the internal auditors, if any, these procedures and any significant complaints received.

Oversight and Monitoring of the Company’s Financial Disclosures

42.	The Committee shall:

(a)	review with the external auditor and management and recommend to the Board for approval the annual audited financial statements and notes relating thereto and management’s discussion and analysis accompanying such financial statements, the Company’s annual report and any financial information of the Company contained in any prospectus or information circular of the Company; and

(b)	review with the external auditor and management and, if so delegated by the Board, approve each set of interim unaudited financial statements and notes related thereto and management’s discussion and analysis accompanying such financial statements and any other disclosure documents or regulatory filings of the Company containing or accompanying financial information of the Company.

Such reviews shall be conducted prior to the release of any summary of the financial results or the filing of such reports with applicable regulators.

43.	Prior to their distribution, the Committee shall discuss earnings press releases, as well as financial information and earnings guidance provided to analysts and any ratings agencies, if applicable, it being understood that such discussions may, in the discretion of the Committee, be done generally (i.e., by discussing the types of information to be disclosed and the type of presentation to be made) and that the Committee need not discuss in advance each earnings release or each instance in which the Company gives earning guidance.

44.	The Committee shall review the disclosure with respect to its pre-approval of audit and non-audit services provided by the external auditor.

Oversight of Finance Matters

45.	Appointments of key financial executives involved in the financial reporting process of the Company, including the Chief Financial Officer, shall require the prior review of the Committee.

46.	The Committee shall receive and review:

(a)	periodic reports on compliance with requirements regarding statutory deductions and remittances;

(b)	material policies and practices of the Company respecting cash management and material financing strategies or policies or proposed financing arrangements and objectives of the Company; and

(c)	material tax policies and tax planning initiatives, tax payments and reporting and any pending tax audits or assessments.

47.	The Committee shall meet periodically with management to review and discuss the Company’s major financial risk exposures and the policy steps management has taken to monitor and control such exposures, including the use of financial derivatives and hedging activities.

48.	The Committee shall meet with management to review the process and systems in place for ensuring the reliability of public disclosure documents that contain audited and unaudited financial information and their effectiveness.

Risk Oversight and Compliance

49.	The Committee shall assess risk tolerance of the Company, management’s program of risk assessment and steps taken to address significant risks or exposures, including derivative policies and insurance coverage, and obtain the external auditor opinion of management’s assessment of significant business, operational, and financial risk exposures facing the Company and how effectively such risks are being managed or controlled.

50.	The Committee shall (A) review and monitor (i) management’s practices and policies with respect to (a) assessing, identifying and managing the Company’s major security risks, including physical, information, and data security and cybersecurity risks, and control thereof, and (b) the adequacy and effectiveness of disclosure controls and procedures associated with cybersecurity incident monitoring and reporting, (ii) security trends that may impact the Company’s operations and business and evolving environment, (iii) contingency plans in the event of a security threat or breach, and (iv) initiatives in terms of development and implementation of appropriate communications and trainings, and (B) report to the Board on the Company’s compliance with such practices and policies and progress in remedying any significant deficiencies related thereto and, where appropriate, make recommendations.

51.	The Committee shall obtain regular updates from management and others, including internal and external auditors and legal counsel, concerning the Company’s compliance with financial-related laws and regulations such as tax and financial reporting laws and regulations and legal withholding requirements.

52.	The Committee shall review the findings of any examination by regulatory agencies.

Committee Reporting

53.	If required by applicable laws or regulations or stock exchange requirements, the Committee shall prepare, review and approve a report to shareholders and others (the “Report”). In the Report, the Committee shall, where applicable, state whether it has:

(a)	reviewed and discussed the audited or unaudited financial statements with management, the external auditor and the internal auditors, if any;

(b)	received from the external auditor all reports and disclosures required under legal, listing and regulatory requirements and this Charter and have discussed such reports with the external auditor, including reports with respect to the independence of the external auditor; and

(c)	based on the reviews and discussions referred to in clauses (a) and (b) above, recommended to the Board that the audited financial statements be included in the Company’s annual report.

Additional Responsibilities

54.	The Committee shall perform such other duties as may be required by law.

55.	The Committee shall review and make recommendations to the Board concerning the financial structure, condition and strategy of the Company and its subsidiaries, including with respect to annual budgets, long-term financial plans, corporate borrowings, investments, capital expenditures, long-term commitments, dividends and the issuance and/or repurchase of shares.

56.	The Committee shall maintain and review, as necessary, policies and procedures with respect to the delegation of authority by the Board to employees of the Company and its subsidiaries for day-to-day management.

57.	The Committee shall review and/or approve any other matter specifically delegated to the Committee by the Board and undertake on behalf of the Board such other activities as may be necessary or desirable to assist the Board in fulfilling its oversight responsibilities with respect to financial reporting.

The Charter

The Committee shall review and reassess the adequacy of this Charter at least annually and otherwise as it deems appropriate and recommend changes to the Board. The performance of the Committee shall be evaluated with reference to this Charter annually.

The Board may, from time to time, permit departures from the terms of this Charter, either prospectively or retrospectively. This Charter is not intended to give rise to civil liability on the part of the Company or its directors or officers to shareholders, security holders, customers, suppliers, competitors, employees or other persons, or to any other liability whatsoever on their part.

The Committee shall ensure that this Charter is disclosed on the Company’s website and that this Charter or a summary of it which has been approved by the Committee is disclosed in accordance with all applicable securities laws or regulatory requirements in the management information circular or annual report of the Company.

DATED December 21, 2023.

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Schedule C

Company’s Omnibus Equity-Based Incentive Plan

See attached.

LEDDARTECH HOLDINGS INC. OMNIBUS INCENTIVE PLAN

Adopted as of December 21, 2023

LEDDARTECH HOLDINGS INC.

OMNIBUS INCENTIVE PLAN

LeddarTech Holdings Inc. hereby establishes an omnibus incentive plan for certain qualified directors, executive officers, employees or consultants of the Corporation or any of its Subsidiaries.

ARTICLE 1

INTERPRETATION

Section 1.1 Definitions.

Where used herein or in any amendments hereto or in any communication required or permitted to be given hereunder, the following terms shall have the following meanings, respectively, unless the context otherwise requires:

“Account” means an account maintained for each Participant on the books of the Corporation which will be credited with Awards in accordance with the terms of this Plan;

“Affiliates” means any entities of which (a) one of those entities is the subsidiary of the other, or of which (b) each of them is controlled by the same person;

“Approved Agreement” means a Grant Agreement, Employment Agreement or other written agreement between the Corporation or an Affiliate and the Participant which has been approved by the CEO (or where the Participant is the CEO, approved by the Board);

“Award” means any of an Option, a SAR, an Unvested Share, an RSU and/or a DSU granted to a Participant pursuant to the terms of the Plan;

“Black-Out Period” means a period of time when pursuant to any policies of the Corporation (including the Corporation’s insider trading policy) or applicable law, any securities of the Corporation may not be traded by certain Persons designated by the Corporation;

“Board” has the meaning ascribed thereto in Section 2.2(1) hereof;

“Business Day” means a day other than a Saturday, Sunday or statutory holiday, when banks are generally open for business in Montréal, Québec and New York, New York, for the transaction of banking business;

“Cash Equivalent” means the amount of money equal to the Market Value multiplied by the number of vested RSUs or DSUs in the Participant’s Account, net of any applicable taxes in accordance with Section 11.2, on the RSU Settlement Date or the DSU Settlement Date, as applicable;

“Cash Retainer” means the retainer fees payable in cash to a Participant for service as an Eligible Director, and as a member or chair of a committee of the Board in accordance with the Corporation’s director compensation policy determined by the Board from time to time;

“Cause” means:

(a)	in respect of a Participant who is a U.S. Resident: (i) in the event the Participant is a party to an employment (or other services) agreement with the Company or any Affiliate that defines the term “cause” (or a term of similar effect) such definition shall apply for purposes of this Plan for such Participant, or (ii) in the event the Participant is not a party to such an employment (or other service) agreement with the Company or any Affiliate, that, in the reasonable determination of the Board, the Participant has (A) committed any felony or other crime involving moral turpitude; (B) engaged (by act or omission) in material acts of dishonesty, conflict of interest or fraud relating to the affairs of the Company, any of its Affiliates or any of their respective customers, suppliers or other business relationships; (C) committed (by act or omission) gross negligence or willful misconduct with respect to the Company, any of its Affiliates or the Company’s direct or indirect stockholders; (D) breached any applicable noncompetition, non-solicitation, non-disparagement, confidentiality or other restrictive covenant applicable to the Participant; (E) willfully failed to perform duties consistent with the Participant’s position as reasonably directed by the Board, and which failure has not been cured within ten (10) days after notice to the Participant or, if cured, recurs; or (F) breached in any material respect the applicable Grant Agreement, any other written agreement between the Participant and the Company (or an Affiliate thereof) or any applicable written policy of the Company or an Affiliate, which breach, if capable of cure, has not been cured within ten (10) days after notice to the Participant or which, if cured, recurs.

(b)	in respect of a Participant who is an employee and is not a U.S. Resident: (i) “cause” or “serious reason” (or a term of similar effect) as such term is defined in the Grant Agreement or another Approved Agreement (provided that if such term is defined in both the Grant Agreement and another Approved Agreement, the definition in the Grant Agreement will govern); or (ii) if (i) does not apply, then “Cause” means any circumstance, as provided for pursuant to applicable law, where an employer can terminate an individual’s employment without notice or payment whatsoever; or

(c)	in respect of a Participant who is not an employee and is not a U.S. Resident: (i) “cause” or “serious reason” (or a term of similar effect) as such term is defined in the Grant Agreement or another Approved Agreement (provided that if such term is defined in both the Grant Agreement and another Approved Agreement, the definition in the Grant Agreement shall govern), or (ii) if (i) does not apply, then “Cause” means any circumstance, as described in an Approved Agreement, or as provided for pursuant to applicable law, where the Corporation or its Affiliate may terminate the Participant’s engagement without notice or payment whatsoever, and for the purposes of the Plan, the determination by the Corporation that a Participant was discharged for Cause shall be binding on the Participant;

“CEO” means the Chief Executive Officer of the Corporation;

“Change of Control” means, unless the Board determines otherwise, the happening, in a single transaction or in a series of related transactions, of any of the following events:

(a)	any transaction (other than a transaction described in clause (ii) below) pursuant to which any Person or group of Persons acting jointly or in concert acquires the direct or indirect beneficial ownership of securities of the Corporation representing 50% or more of the aggregate voting power of all of the Corporation’s then issued and outstanding securities entitled to vote in the election of directors of the Corporation, other than any such acquisition that occurs upon the exercise or settlement of options or other securities granted by the Corporation under any of the Corporation’s equity incentive plans;

(b)	there is consummated an arrangement, amalgamation, merger, consolidation or similar transaction involving (directly or indirectly) the Corporation and, immediately after the consummation of such arrangement, amalgamation, merger, consolidation or similar transaction, the shareholders of the Corporation immediately prior thereto do not beneficially own, directly or indirectly, either (A) outstanding voting securities representing more than 50% of the combined outstanding voting power of the surviving or resulting entity in such amalgamation, merger, consolidation or similar transaction or (B) more than 50% of the combined outstanding voting power of the parent of the surviving or resulting entity in such arrangement, amalgamation merger, consolidation or similar transaction, in each case in substantially the same proportions as their beneficial ownership of the outstanding voting securities of the Corporation immediately prior to such transaction;

(c)	the sale, lease, exchange, license or other disposition of all or substantially all of the Corporation’s assets to a Person other than a Person that was an Affiliate of the Corporation at the time of such sale, lease, exchange, license or other disposition, other than a sale, lease, exchange, license or other disposition to an entity, more than 50% of the combined voting power of the voting securities of which are beneficially owned by shareholders of the Corporation in substantially the same proportions as their beneficial ownership of the outstanding voting securities of the Corporation immediately prior to such sale, lease, exchange, license or other disposition;

(d)	the passing of a resolution by the Board or shareholders of the Corporation to substantially liquidate the assets of the Corporation or wind up the Corporation’s business or significantly rearrange its affairs in one or more transactions or series of transactions or the commencement of proceedings for such a liquidation, winding-up or re-arrangement (except where such re-arrangement is part of a bona fide reorganization of the Corporation in circumstances where the business of the Corporation is continued and the shareholdings remain substantially the same following the re-arrangement); or

(e)	individuals who, on December 21, 2023, were members of the Board (the “Incumbent Board”) cease for any reason to constitute at least a majority of the members of the Board; provided, however, that if the appointment or election (or nomination for election) of any new Board member was approved or recommended by a majority vote of the members of the Incumbent Board then still in office, such new member will, for purposes of this Plan, be considered as a member of the Incumbent Board;

provided, however, that any payment considered to be nonqualified deferred compensation under Section 409A, to the extent applicable, that is payable upon a Change of Control of the Corporation or other similar event, to avoid the imposition of an additional tax, interest or penalty under Section 409A, no amount will be payable unless such Change of Control constitutes a “change in control event” (within the meaning of Section 1.409A-3(i)(5)(i) of the Treasury Regulations) with respect to the Corporation;

“Code” means the United States Internal Revenue Code of 1986, as amended;

“Corporation” means LeddarTech Holdings Inc., a corporation existing under the Canada Business Corporations Act, as amended from time to time;

“Delay Period” has the meaning ascribed thereto in Section 9.2(3) hereof;

“Dividend Equivalent” means a cash credit equivalent in value to a dividend paid on a Share credited to a Participant’s Account;

“Dividend Payment Date” means the date on which the Corporation pays a dividend on the Shares;

“DSU” means a deferred share unit that is granted by the Corporation from time to time to a Participant pursuant to Article 6 hereof which shall upon vesting entitle the holder thereof to receive Shares issued from treasury or purchased on the open market, the Cash Equivalent or a combination thereof, subject to the terms and conditions of this Plan and the applicable DSU Agreement, provided that such DSU has not expired before vesting;

“DSU Agreement” means a written agreement between the Corporation and a Participant evidencing the grant of DSUs and the terms and conditions thereof;

“DSU Settlement Date” has the meaning ascribed thereto in Section 6.6 hereof;

“DSU Vesting Determination Date” means, with respect to DSUs subject to vesting conditions, the date on which the Board determines if the vesting conditions with respect to such DSUs have been met, and as a result, establishes the number of DSUs that become vested, if any. The DSU Vesting Determination Date shall be on a date following the end of the applicable Performance Period, if any, but no later than the last day of the applicable Restriction Period;

“Election Notice” has the meaning ascribed thereto in Section 6.3(4) hereof;

“Eligible Director” means a member of the Board who is not an officer, employee or consultant of the Corporation or a Subsidiary (but may, for greater certainty, be a member of the board of a Subsidiary);

“Eligible Participants” means any director, executive officer, employee or consultant of the Corporation or any of its Subsidiaries;

“Employment Agreement” means, with respect to any Participant, any written employment agreement between the Corporation or a Subsidiary and such Participant;

“Equity Retainer” means the portion, if any, of the retainer fees payable in equity to a Participant for service as an Eligible Director and as a member or chair of a committee of the Board, in accordance with the Corporation’s director compensation policy determined by the Board from time to time;

“ESL” means the employment standards legislation, as amended or replaced, applicable to a Participant who is an employee;

“Exchange Act” means the U.S. Securities Exchange Act of 1934, as amended;

“Exercise Notice” means a notice in writing signed by a Participant and stating the Participant’s intention to exercise a particular Award, if applicable;

“Grant Agreement” means an agreement evidencing the grant to a Participant of an Award, including an Unvested Share Agreement, an Option Agreement, a SAR Agreement, an RSU Agreement, a DSU Agreement;

“Incentive Stock Option”, or “ISO” means, in the case of a Participant who is a U.S. Resident, any Option granted under and in accordance with the terms of Section 9.1 hereof, that meets the requirements of Section 422 of the Code or any successor provision thereto and is designated by the Board in the applicable Grant Agreement as an Incentive Stock Option;

“Mandatory Portion” has the meaning ascribed thereto in Section 6.3(1) hereof;

“Market Value” means, as of any date, the value of a Share determined by the Board (with full and final authority exercised in its sole discretion) as follows: (A) if the Shares are listed on any established stock exchange, “Market Value” means the price that is based on the opening, closing, actual, high, or low sale price, or the arithmetic mean of the selling prices of, a Share, on the applicable exchange on the applicable grant date, the preceding trading day, the next succeeding trading day, or the arithmetic mean of selling prices on all trading days over a specified averaging period weighted by volume of trading on each trading day in the period that is within thirty (30) days before or thirty (30) days after the applicable determination date, as determined by the Board in its discretion, or such other appropriate date as determined by the Board in its discretion; provided, that, if an arithmetic mean of prices is used to set an Option Price or SAR Price, the commitment to grant the applicable Option or SAR based on such arithmetic mean must be irrevocable before the beginning of the specified averaging period in accordance with Treasury Regulation §1.409A-1(b)(5)(iv)(A). The method of determining Market Value with respect to an Option or SAR shall be determined by the Board; provided, that, if the Board does not specify a different method, the Market Value of a Share as of a given date shall be the closing sale price as of the trading day immediately preceding the date as of which Market Value is to be determined or, if there shall be no such sale on such date, the next preceding day on which such a sale shall have occurred; or (B) if the Shares are not listed on any established stock exchange, the value as is determined solely by the Board, acting reasonably and in good faith and, in the case of a Participant who is a U.S. Resident, in accordance with Section 409A, and such determination shall be conclusive and binding on all Persons;

“Nasdaq” means the Nasdaq Capital Market, the Nasdaq Global Market or the Nasdaq Global Select Market, as applicable;

“Nonstatutory Stock Option” means, in the case of a Participant who is a U.S. Resident, any Option which is not an Incentive Stock Option;

“Non-Qualified Security” has the meaning ascribed thereto in Section 110 of the Tax Act.

“Option” means an option granted by the Corporation to a Participant entitling such Participant to acquire a designated number of Shares from treasury at the Option Price, but subject to the terms and conditions of the Plan;

“Option Agreement” means a written agreement between the Corporation and a Participant evidencing the grant of Options and the terms and conditions thereof, a form of which is attached hereto as EXHIBIT A;

“Option Price” has the meaning ascribed thereto in Section 4.3 hereof;

“Option Term” has the meaning ascribed thereto in Section 4.5 hereof;

“Participants” means Eligible Participants that are granted Awards under the Plan;

“Performance Criteria” means specified criteria, other than the mere continuation of employment or the mere passage of time, the satisfaction of which is a condition for the grant, exercisability, vesting or full enjoyment of an Award. A Performance Criterion and any targets with respect thereto need not be based upon an increase, a positive or improved result or avoidance of loss. Performance Criteria may include, without limitation, an objectively determinable measure or objectively determinable measures of performance relating to any or any combination of the following (measured either absolutely or by reference to an index or indices and determined either on a consolidated basis or, as the context permits, on a divisional, subsidiary, line of business, project or geographical basis or in combinations thereof): sales; net sales; sales by location or store type; revenues; assets; expenses; earnings before or after deduction for all or any portion of interest, taxes, depreciation, and/or amortization, whether or not on a continuing operations or an aggregate or per share basis; return on equity, investment, capital, capital employed or assets; one or more operating ratios; borrowing levels, leverage ratios or credit rating; market share; capital expenditures; cash flow; operating efficiencies; operating income; net income; share price; shareholder return; sales of particular products or services; customer acquisition or retention; buyer contribution; acquisitions and divestitures (in whole or in part); joint ventures and strategic alliances; spin-offs, split-ups and the like; reorganizations; or recapitalizations, restructurings, financings (issuance of debt or equity) or refinancings. The Board may provide that one or more of the Performance Criteria applicable to an Award will be adjusted in an objectively determinable manner to reflect events (for example, but without limitation, acquisitions or dispositions) occurring during the Performance Period that affect the applicable Performance Criterion or Criteria;

“Performance Period” means the period determined by the Board at the time any Award is granted or at any time thereafter during which any Performance Criteria and any other vesting conditions specified by the Board with respect to such Award are to be measured;

“Person” means an individual, corporation, company, cooperative, partnership, trust, unincorporated association, entity with juridical personality or governmental authority or body, and pronouns which refer to a Person shall have a similarly extended meaning;

“Plan” means this LeddarTech Holdings Inc. Omnibus Incentive Plan, including any amendments or supplements hereto made after the effective date hereof;

“Plan Documents” has the meaning ascribed thereto in Section 11.7 hereof;

“Retirement” means, unless otherwise determined by the Board, a Participant’s termination from active employment with the Corporation or a Subsidiary (other than for Cause or where facts that could give rise to Cause exist) where:

(a)	in the case of the CEO and the CEO’s direct reports, the employee’s retirement has been approved by the Board and the employee complies with such conditions as the Board may require in connection with its approval; or, in the case of all other Participants, the Participant (i) has (A) attained age 65 or, (B) reached age 55 with at least 10 years of service, or (ii) has achieved such lesser age and/or service thresholds as the Board may determine;

(b)	the Participant has given the Participant’s employer formal notice of the Participant’s intention to retire at least six (6) months (or such longer period as may be specified in the Participant’s Approved Agreement) in advance, or such lesser advance notice as the Board may approve in its discretion;

(c)	the Participant is not paid or entitled to receive any termination pay, severance pay, retiring allowance or equivalent in connection with the Participant’s termination of employment; and

(d)	the Participant has complied with such transitional activities as may be reasonably required by the Participant’s employer during the period from the date notice of the Participant’s intention to retire has been given until the date the Participant ceases active employment with the Corporation and any Subsidiary;

“Restriction Period” means the period determined by the Board, in its sole discretion, and (i) in the case of RSUs that may be settled in cash or Shares purchased on the open market at the discretion of the Corporation, no later than December 31 of the calendar year which is three (3) years after the calendar year in which the performance of services, for which such RSUs are granted, occurred, and (ii) in the case of DSUs, the last day of the calendar year following the Eligible Participant’s Termination Date;

“RSU” means a restricted share unit that is granted by the Corporation from time to time to a Participant pursuant to Article 5 which shall upon vesting entitle the holder thereof to receive Shares issued from treasury or purchased on the open market, the Cash Equivalent or a combination thereof, subject to the terms and conditions of this Plan and the applicable RSU Agreement, provided that such RSU has not expired before vesting;

“RSU Agreement” means a written agreement between the Corporation and a Participant evidencing the grant of RSUs and the terms and conditions thereof;

“RSU Settlement Date” has the meaning ascribed thereto in Section 5.5(1) hereof;

“RSU Vesting Determination Date” has the meaning ascribed thereto in Section 5.3 hereof;

“SAR” means a right to receive a payment, in cash or in Shares, equal to the appreciation in the Corporation’s Shares over a specified period, as set forth in the respective SAR Agreement;

“SAR Agreement” means a written agreement between the Corporation and a Participant evidencing the grant of SARs and the terms and conditions thereof;

“SAR Price” has the meaning ascribed thereto in Section 7.2 hereof;

“SAR Term” has the meaning ascribed thereto in Section 7.4 hereof;

“Section 409A” means Section 409A of the Code and the Treasury Regulations promulgated thereunder;

“Shares” means the common shares in the share capital of the Corporation;

“Share Compensation Arrangement” means a stock option, stock option plan, employee stock purchase plan, long-term incentive plan or any other compensation or incentive mechanism involving the issuance or potential issuance of Shares to one or more full-time employees, directors, officers or consultants of the Corporation or a Subsidiary including a share purchase from treasury by a full-time employee, director, officer or consultant which is financially assisted by the Corporation or a Subsidiary by way of a loan, guarantee or otherwise;

“Statutory Entitlements” has the meaning ascribed thereto in Section 11.7 hereof;

“Stock Exchange” means the Nasdaq or, if the Shares are not listed or posted for trading on any of such stock exchanges at a particular date, any other stock exchange on which the majority of the trading volume and value of the Shares are listed or posted for trading;

“Subsidiary” means a corporation, company or partnership that is controlled, directly or indirectly, by the Corporation;

“Tax Act” means the Income Tax Act (Canada) and its regulations thereunder, as amended from time to time;

“Termination Date” means (i) in the event of a Participant’s resignation, the date on which such Participant ceases to be a director, executive officer, employee or consultant of the Corporation or one of its Subsidiaries and (ii) in the event of the termination of the Participant’s employment, or position as director, executive or officer of the Corporation or a Subsidiary, or consultant providing ongoing services to the Corporation and its Subsidiaries (regardless of whether the termination is lawful or unlawful, with or without Cause), the later of (i) the last day of the applicable minimum statutory notice period applicable to the Participant pursuant to the ESL, if any, and (ii) the effective date of the termination as specified in the notice of termination provided to the Participant by the Corporation or the Subsidiary, as the case may be;

“Treasury Regulations” means the tax regulations promulgated by the United States Internal Revenue Service under the Code;

“U.S. Resident” means “United States person” as defined in Section 7701(a)(30) of the Code;

“Unvested Share” means a Share granted to a Participant with such restrictions and vesting conditions upon such Shares as may be determined by the Board at the time of the grant and granted in accordance with Article 3 hereof;

“Unvested Share Agreement” means a written agreement between the Corporation and a Participant evidencing the grant of Unvested Shares and the terms and conditions thereof;

“Vested Awards” has the meaning ascribed thereto in Section 8.2(5) hereof;

“Voluntary Portion” has the meaning ascribed thereto in Section 6.3(1) hereof; and

“VWAP” means the volume weighted average trading price of a Share on the Nasdaq, calculated by dividing the total value by the total volume of Shares traded for the relevant period.

Section 1.2 Interpretation.

(1)	Whenever the Board is to exercise discretion or authority in the administration of the terms and conditions of this Plan, the term “discretion” or “authority” means the sole and absolute discretion of the Board.

(2)	The provision of a table of contents, the division of this Plan into Articles, Sections and other subdivisions and the insertion of headings are for convenient reference only and do not affect the interpretation of this Plan.

(3)	In this Plan, words importing the singular shall include the plural, and vice versa and words importing any gender include any other gender.

(4)	The words “including”, “includes” and “include” and any derivatives of such words mean “including (or includes or include) without limitation”. As used herein, the expressions “Article”, “Section” and other subdivision followed by a number, mean and refer to the specified Article, Section or other subdivision of this Plan, respectively.

(5)	Unless otherwise specified in the Plan or the Participant’s Grant Agreement, all references to money amounts are to United States currency.

(6)	For purposes of this Plan, the legal representatives of a Participant shall only include the administrator, the executor or the liquidator of the Participant’s estate or will.

(7)	If any action may be taken within, or any right or obligation is to expire at the end of, a period of days under this Plan, then the first day of the period is not counted, but the day of its expiry is counted.

ARTICLE 2

PURPOSE AND ADMINISTRATION OF THE PLAN, GRANTING OF AWARDS

Section 2.1 Purpose of the Plan.

The purpose of the Plan is to permit the Corporation to grant Awards to Eligible Participants, subject to certain conditions as hereinafter set forth, for the following purposes:

(a)	to increase the interest in the Corporation’s welfare of those Eligible Participants, who share responsibility for the management, growth and protection of the business of the Corporation or a Subsidiary;

(b)	to provide an incentive to such Eligible Participants to continue their services for the Corporation or a Subsidiary and to encourage such Eligible Participants whose skills, performance and loyalty to the objectives and interests of the Corporation or a Subsidiary are necessary or essential to its success, image, reputation or activities;

(c)	to reward Participants for their performance of services while working for the Corporation or a Subsidiary; and

(d)	to provide a means through which the Corporation or a Subsidiary may attract and retain able Persons to enter its employment or service.

Section 2.2 Implementation and Administration of the Plan.

(1)	The Plan shall be administered and interpreted by the board of directors of the Corporation (the “Board”) or, if the Board by resolution so decides, by a committee or plan administrator appointed by the Board. If such committee or plan administrator is appointed for this purpose, all references to the “Board” herein will be deemed references to such committee or plan administrator. Nothing contained herein shall prevent the Board from adopting other or additional Share Compensation Arrangements or other compensation arrangements, subject to any required approval.

(2)	Subject to Article 9 hereof and any applicable rules of a Stock Exchange, the Board may, from time to time, as it may deem expedient, adopt, amend and rescind rules and regulations or vary the terms of this Plan and/or any Award hereunder for carrying out the provisions and purposes of the Plan and/or to address tax or other requirements of any applicable non-Canadian jurisdiction.

(3)	Subject to the provisions herein, the Board is authorized, in its sole discretion, to make such determinations under, and such interpretations of, and take such steps and actions in connection with, the proper administration and operations of the Plan as it may deem necessary or advisable. The Board may delegate to officers or managers of the Corporation, or committees thereof, the authority, subject to such terms as the Board shall determine, to perform such functions, in whole or in part, to the extent that such delegation will not result in the loss of an exemption under Rule 16b-3(d)(1) for Awards granted to Participants subject to Section 16 of the Exchange Act in respect of the Corporation. Any such delegation by the Board may be revoked at any time at the Board’s sole discretion. The interpretation, administration, construction and application of the Plan and any provisions hereof made by the Board, or by any officer, manager, committee or any other Person to which the Board delegated authority to perform such functions, shall be final and binding on the Corporation, its Subsidiaries and all Eligible Participants.

(4)	No member of the Board or any Person acting pursuant to authority delegated by the Board hereunder shall be liable for any action or determination taken or made in good faith in the administration, interpretation, construction or application of the Plan or any Award granted hereunder. Members of the Board or and any person acting at the direction or on behalf of the Board, shall, to the extent permitted by law, be fully indemnified and protected by the Corporation with respect to any such action or determination.

(5)	The Plan shall not in any way fetter, limit, obligate, restrict or constraint the Board with regard to the allotment or issuance of any Shares or any other securities in the capital of the Corporation. For greater clarity, the Corporation shall not by virtue of this Plan be in any way restricted from declaring and paying stock dividends, repurchasing Shares, or varying or amending its share capital or corporate structure.

Section 2.3 Participation in this Plan.

(1)	The Corporation makes no representation or warranty as to the future market value of the Shares or with respect to any income tax matters affecting any Participant resulting from the grant of an Award or the exercise of an Option or a SAR or transactions in the Shares. With respect to any fluctuations in the market price of the Shares, neither the Corporation, nor any of its directors, officers, employees, shareholders or agents shall be liable for anything done or omitted to be done by such Person or any other Person with respect to the price, time, quantity or other conditions and circumstances of the issuance of Shares hereunder, or in any other manner related to the Plan. For greater certainty, no amount will be paid to, or in respect of, a Participant under the Plan or pursuant to any other arrangement, and no additional Awards will be granted to such Participant to compensate for a downward fluctuation in the price of the Shares, nor will any other form of benefit be conferred upon, or in respect of, a Participant for such purpose. The Corporation and its Subsidiaries do not assume responsibility for the income or other tax consequences resulting to any Participant and each Participant is advised to consult with his or her own tax advisors.

(2)	Participants (and their legal representatives) shall have no legal or equitable right, claim, or interest in any specific property or asset of the Corporation or any of its Subsidiaries. No asset of the Corporation or any of its Subsidiaries shall be held in any way as collateral security for the fulfillment of the obligations of the Corporation or any of its Subsidiaries under this Plan. Unless otherwise determined by the Board, this Plan shall be unfunded and the Corporation shall have no obligation to fund the Plan. To the extent any Participant or his or her estate holds any rights by virtue of a grant of Awards under this Plan, such rights (unless otherwise determined by the Board) shall be no greater than the rights of an unsecured creditor of the Corporation.

(3)	Unless otherwise determined by the Board, the Corporation shall not offer financial assistance to any Participant in regard to the exercise of any Award granted under this Plan.

Section 2.4 Shares Subject to the Plan.

(1)	Subject to adjustment pursuant to Article 10 hereof, the securities that may be acquired by Participants under this Plan shall consist of authorized but unissued Shares.

(2)	Subject to adjustment pursuant to Article 10 hereof, the number of Shares available for issuance, in the aggregate, under this Plan shall not exceed at any time 5,000,000 Shares (the “Share Reserve”). It is understood to this effect that all such Shares constituting the Share Reserve as of the effective date of this Plan shall be available for issuance pursuant to ISOs granted under this Plan, and that cancelled Awards shall be returned to the Share Reserve for reissuance should a Participant cease to be an Eligible Participant and surrender any vested and/or unvested Awards or otherwise fail to exercise their Awards before the expiration date.

(3)	No Award that can be settled in Shares issued from treasury may be granted if such grant would have the effect of causing the total number of Shares subject to such Award to exceed the above-noted total numbers of Shares reserved for issuance pursuant to the settlement of Awards. For greater certainty, Section 2.4 shall not limit the Corporation’s ability to issue Awards that are payable other than in Shares issued from treasury.

(4)	The Corporation shall, at all times during the term of this Plan, ensure that the number of Shares it is authorized to issue is sufficient to satisfy the requirement of this Plan.

(5)	If the Corporation issues Shares from treasury in settlement of RSUs, DSUs or SARs or in respect of Unvested Shares, such Shares will be issued in consideration for the past services of the Participant to the Corporation, and if the Corporation issues Shares from treasury in respect of Options such Shares will be issued in consideration for the Option Price, as applicable, and the entitlement of the Participant under this Plan in respect of the applicable Award shall be satisfied in full by such issuance of Shares. The Board may cause Shares used to satisfy for the settlement of RSUs or DSUs granted under the Plan to be purchased instead on the open market.

(6)	If an outstanding Award (or portion thereof) expires or is forfeited, surrendered, cancelled or otherwise terminated for any reason without having been exercised or settled in full, or if Shares acquired pursuant to an Award subject to forfeiture are forfeited, the Shares covered by such Award, if any, will again be available for issuance under the Plan. Shares will not be deemed to have been issued pursuant to the Plan with respect to any portion of an Award that is settled in cash.

Section 2.5 Granting of Awards.

(1)	Any Award granted under the Plan shall be subject to the requirement that, if at any time counsel to the Corporation shall determine that the listing, registration or qualification of the Shares subject to such Award, if applicable, upon any Stock Exchange or under any law or regulation of any jurisdiction, or the consent or approval of any Stock Exchange or any governmental or regulatory body, is necessary as a condition of, or in connection with, the grant of such Awards or exercise of any Option or SAR or the issuance or purchase of Shares thereunder, if applicable, such Award may not be accepted or exercised in whole or in part unless such listing, registration, qualification, consent or approval shall have been effected or obtained on conditions acceptable to the Board. Nothing herein shall be deemed to require the Corporation to apply for or to obtain such listing, registration, qualification, consent or approval.

(2)	The Corporation may require, as a condition to the exercise of an Award or the delivery of Shares under an Award, such representations or agreements as counsel for the Corporation may consider appropriate to avoid violation of the U.S. Securities Act of 1933, as amended, and the rules and regulations promulgated thereunder, or any applicable state or non-U.S. securities law. Any Shares required to be issued to Participants under the Plan will be evidenced in such manner as the Board may deem appropriate, including book-entry registration or delivery of share certificates. In the event that the Board determines that share certificates will be issued to Participants under the Plan, the Board may require that certificates evidencing Shares issued under the Plan bear an appropriate legend reflecting any restriction on transfer applicable to such Shares, and the Corporation may hold the share certificates pending lapse of the applicable restrictions.

ARTICLE 3

UNVESTED SHARES

Section 3.1 Nature of Unvested Shares.

An Unvested Share is a Share with such restrictions and vesting and other conditions placed upon the Share as the Board may determine at the time of grant.

Section 3.2 Unvested Share Awards.

Subject to the provisions herein set forth, the provisions of any Approved Agreement, and any shareholder or regulatory approval which may be required, the Board shall, from time to time by resolution, in its sole discretion, (i) designate the Eligible Participants who may receive Unvested Shares under the Plan, (ii) fix the number of Unvested Shares, if any, to be granted to each Eligible Participant and the date or dates on which such Unvested Shares shall be granted, and (iii) determine the restrictions and vesting and other conditions applicable to such Unvested Shares (including, a restriction on or prohibition against the right to receive any dividend or other right or property with respect thereto), which restrictions may lapse separately or in combination at such time or times, in such installments or otherwise as the Board determines, the whole subject to the terms and conditions prescribed in this Plan.

Section 3.3 Payment to Participant.

(1)	The Corporation shall, as soon as possible after the grant of the Unvested Shares, cause the transfer agent and registrar of the Shares either to:

(a)	deliver to the Participant a certificate in the name of the Participant representing in the aggregate such number of Shares as the Participant shall then be entitled to receive; or

(b)	in the case of Unvested Shares issued in uncertificated form, cause the issuance of the aggregate number of Unvested Shares as the Participant shall then be entitled to receive to be evidenced by a book position on the register of the shareholders of the Corporation maintained by the transfer agent and registrar of the Shares.

(2)	Each certificate representing Unvested Shares shall bear the following legend, as amended to reflect the restrictions and/or vesting conditions placed upon the Shares as the Board may determine at the time of grant: “THE SECURITIES REPRESENTED HEREBY ARE SUBJECT TO RESTRICTIONS IN ACCORDANCE WITH THE CORPORATION’S OMNIBUS INCENTIVE PLAN AND AN UNVESTED SHARE AGREEMENT DATED ●. THE SECURITIES REPRESENTED HEREBY MAY NOT BE TRANSFERRED UNTIL ●.”

(3)	Unless the Board shall otherwise determine,

(a)	uncertificated Unvested Shares shall be accompanied by a notation on the records of the Corporation or the transfer agent to the effect that they are subject to forfeiture until such Unvested Shares are vested as provided in Section 3.3(4) below; and

(b)	certificated Unvested Shares shall remain in the possession of the Corporation until such Unvested Shares have vested as provided in Section 3.3(4) below, and the Participant shall be required, as a condition of the grant of such Unvested Shares, to deliver to the Corporation such instruments of transfer as the Board may prescribe.

(4)	The Board, at the time of grant, shall specify the date or dates and/or the restrictions and vesting conditions on which the nontransferability of the Unvested Shares and the Corporation’s right of repurchase or forfeiture shall lapse. Subsequent to such date, or dates and/or the attainment of the restrictions and vesting conditions, the Unvested Shares for which all restrictions have lapsed shall no longer be Unvested Shares and shall be deemed “vested”.

Section 3.4 Unvested Share Agreements.

The terms of the Unvested Shares shall be evidenced by an Unvested Share Agreement, in such form not inconsistent with the Plan, as the Board may from time to time determine. The Unvested Share Agreement shall contain such terms that may be considered necessary in order that the Unvested Shares will comply with any provisions respecting restricted securities in the income tax or other laws in force in any country or jurisdiction of which a Participant may from time to time be a resident or citizen or the rules of any regulatory body having jurisdiction over the Corporation, including applicable securities laws.

ARTICLE 4

OPTIONS

Section 4.1 Nature of Options.

An Option is an option granted by the Corporation to a Participant entitling such Participant to acquire a designated number of Shares from treasury at the Option Price, but subject to the provisions hereof and the terms of the applicable Option Agreement. For the avoidance of doubt, no Dividend Equivalents shall be granted in connection with an Option.

Section 4.2 Grant of Options for Non-Qualified Securities.

At the time of the grant of any Option, the Board may designate, or shall, to the extent required by the Tax Act, designate, that such Option shall be in respect of Shares that are Non-Qualified Securities, and the Board shall cause the Participant’s employer to provide notice of such designation of Shares as Non-Qualified Securities in the manner and by the date(s) required by subsection 110(1.9) of the Tax Act to each of:

(a)	the Participant (including, where permitted by the Tax Act, in an Option Agreement); and

(b)	the Minister of National Revenue for Canada.

Section 4.3 Option Awards.

Subject to the provisions set forth in this Plan, the provisions of any Approved Agreement, and any shareholder or regulatory approval which may be required, the Board shall, from time to time by resolution, in its sole discretion, (i) designate the Eligible Participants who may receive Options under the Plan, (ii) fix the number of Options, if any, to be granted to each Eligible Participant and the date or dates on which such Options shall be granted, (iii) determine the price per Share to be payable upon the exercise of each such Option (the “Option Price”) and the relevant vesting provisions (including Performance Criteria, if applicable) and the Option Term, the whole subject to the terms and conditions prescribed in this Plan or in any Option Agreement, and any applicable rules of a Stock Exchange, and (iv) determine any other terms and conditions applicable to the granted Options, which need not be identical.

Section 4.4 Option Price.

The Option Price for Shares that are the subject of any Option shall be determined and approved by the Board when such Option is granted.

Section 4.5 Option Term.

(1)	The Board shall determine, at the time of granting the particular Option, the period during which the Option is exercisable, which shall not be more than ten (10) years from the date the Option is granted (“Option Term”). Unless otherwise determined by the Board, all unexercised Options shall be cancelled at the expiry of the Option Term.

(2)	Should the expiration date for an Option fall within a Black-Out Period or within nine (9) Business Days following the expiration of a Black-Out Period, unless the delayed expiration would result in tax penalties, such expiration date shall be automatically extended without any further act or formality to that date which is the tenth (10th) Business Day after the end of the Black-Out Period, such tenth (10th) Business Day to be considered the expiration date for such Option for all purposes under the Plan. Notwithstanding Section 10.3 hereof, the ten (10) Business Day-period referred to in this Section 4.5(2) may not be extended by the Board.

Section 4.6 Exercise of Options.

Prior to its expiration or earlier termination in accordance with the Plan, each Option shall be exercisable at such time or times and/or pursuant to the achievement of such Performance Criteria and/or other vesting conditions as the Board at the time of granting the particular Option, may determine in its sole discretion. For greater certainty, any exercise of Options by a Participant shall be made in accordance with the Corporation’s insider trading policy.

Section 4.7 Method of Exercise and Payment of Purchase Price.

(1)	Subject to the provisions of the Plan, an Option granted under the Plan shall be exercisable (from time to time as provided in Section 4.6 hereof) by the Participant (or by the liquidator, executor or administrator, as the case may be, of the estate of the Participant) by delivering a fully completed Exercise Notice to the Corporation at its registered office to the attention of the Corporate Secretary of the Corporation (or the individual that the Corporate Secretary of the Corporation may from time to time designate) or give notice in such other manner as the Corporation may from time to time designate, which notice shall specify the number of Shares in respect of which the Option is being exercised and shall be accompanied by full payment, by cash, certified cheque, bank draft or any other form of payment deemed acceptable by the Board of the purchase price for the number of Shares specified therein and, if required by Section 11.2, the amount necessary to satisfy any taxes.

(2)	Upon the exercise, the Corporation shall, as soon as practicable after such exercise but no later than ten (10) Business Days following such exercise, forthwith cause the transfer agent and registrar of the Shares either to:

(a)	deliver to the Participant (or to the liquidator, executor or administrator, as the case may be, of the estate of the Participant) a certificate in the name of the Participant representing in the aggregate such number of Shares as the Participant (or to the liquidator, executor or administrator, as the case may be, of the estate of the Participant) shall have then paid for and as are specified in such Exercise Notice; or

(b)	in the case of Shares issued in uncertificated form, cause the issuance of the aggregate number of Shares as the Participant (or the liquidator, executor or administrator, as the case may be, of the estate of the Participant) shall have then paid for and as are specified in such Exercise Notice to be evidenced by a book position on the register of the shareholders of the Corporation to be maintained by the transfer agent and registrar of the Shares.

(3)	A Participant may, in lieu of exercising Options in accordance with Section 4.6 hereof, elect to surrender such Options to the Corporation for cancellation in consideration for an amount from the Corporation equal to the amount by which (i) the aggregate Market Value of the Shares issuable under such Options, exceeds (ii) the aggregate Option Price in respect of such Options (the “Intrinsic Value”) by delivering an Exercise Notice to that effect. The Corporation shall satisfy payment of the Intrinsic Value by, at the sole discretion of the Corporation, either (a) delivering to the Participant cash in an amount equal to the amount by which the Intrinsic Value exceeds any amounts withheld or deducted pursuant to Section 11.2, or (b) issuing to the Participant such number of Shares (rounded down to the nearest whole number) having a Market Value equal to the amount by which the Intrinsic Value exceeds any amounts withheld or deducted pursuant to Section 11.2.

Section 4.8 Option Agreements.

Options shall be evidenced by an Option Agreement, in such form not inconsistent with the Plan as the Board may from time to time determine. The Option Agreement shall contain such terms that may be considered necessary in order that the Option will comply with any provisions respecting options in the income tax or other laws in force in any country or jurisdiction of which the Participant may from time to time be a resident or citizen or the rules of any regulatory body having jurisdiction over the Corporation.

ARTICLE 5

RESTRICTED SHARE UNITS

Section 5.1 Nature of RSUs.

An RSU is an Award that, upon settlement, entitles the recipient Participant to receive Shares issued from treasury or purchased on the open market at such purchase price (which may be zero) as determined by the Board, or to receive the Cash Equivalent or a combination thereof, as the case may be, pursuant and subject to such restrictions and conditions as the Board may determine at the time of grant, unless such RSU expires prior to being settled. Conditions may, without limitation, be based on continuing employment (or other service relationship) and/or achievement of Performance Criteria.

Section 5.2 RSU Awards.

(1)	Subject to the provisions herein set forth, the provisions of any Approved Agreement, and any shareholder or regulatory approval which may be required, the Board shall, from time to time by resolution, in its sole discretion, (i) designate the Eligible Participants who may receive RSUs under the Plan, (ii) fix the number of RSUs, if any, to be granted to each Eligible Participant and the date or dates on which such RSUs shall be granted, (iii) determine the relevant conditions and vesting provisions (including the applicable Performance Period and Performance Criteria, if any) and the Restriction Period of such RSUs, (iv) if desirable at the time of grant, determine whether such RSUs will be settled in Shares issued from treasury or purchased on the open market, or in cash or a combination thereof, and (v) determine any other terms and conditions applicable to the granted RSUs, which need not be identical, the whole subject to the terms and conditions prescribed in this Plan and in any RSU Agreement.

(2)	In making such determination, the Board shall consider the timing of crediting RSUs to the Participant’s Account and the vesting requirements applicable to such RSUs to ensure that the crediting of the RSUs to the Participant’s Account and the vesting requirements are not considered a “salary deferral arrangement” for purposes of the Tax Act and any applicable provincial legislation.

(3)	Subject to the vesting and other conditions and provisions set forth herein and in the RSU Agreement, each RSU awarded to a Participant shall entitle the Participant to receive one Share, the Cash Equivalent or a combination thereof as soon as possible upon confirmation by the Board that the vesting conditions (including the Performance Criteria, if any) have been met no later than the last day of the Restriction Period.

Section 5.3 RSU Vesting Determination Date.

The vesting determination date is the date on which the Board determines if the Performance Criteria and/or other vesting conditions with respect to an RSU have been met (the “ RSU Vesting Determination Date”), and as a result, establishes the number of RSUs that become vested, if any. For greater certainty, the RSU Vesting Determination Date must fall after the end of the Performance Period, if any, but no later than the last day of the applicable Restriction Period.

Section 5.4 Vesting of RSUs.

Subject to the terms of this Plan and the applicable RSU Agreement, after the applicable vesting period has ended, the holder of RSUs shall be entitled to receive payout on the value and number of RSUs, determined by the Board on the RSU Vesting Determination Date as a function of the extent to which the corresponding vesting criteria, including Performance Criteria, if any, have been achieved. After the Board has determined that the vesting criteria relating to RSUs credited to a Participant’s Account have been achieved, such RSUs shall entirely vest and be paid in accordance with Section 5.5. Notwithstanding any provision to the contrary in this Plan or the applicable RSU Agreement, the Board may, in its sole discretion, make adjustments to the calculation of any RSUs granted to Participants based on its assessment of the risk level, events that may impact the value of the RSUs or when calculations do not properly reflect all of the relevant considerations. Unless otherwise determined by the Board, all RSUs credited to a Participant’s Account in respect of which the vesting criteria have not been achieved, shall automatically be forfeited and be cancelled on the RSU Vesting Determination Date and, in any event, no later than the last day of the Restriction Period.

Section 5.5 Settlement of RSUs.

(1)	Except as otherwise provided in the RSU Agreement, all of the vested RSUs covered by a particular grant shall be settled within five (5) Business Days following their RSU Vesting Determination Date but no later than the end of the Restriction Period (the “RSU Settlement Date”). Following the receipt of such settlement, the RSU so settled shall be of no value whatsoever and shall be removed from the Participant’s Account.

(2)	Settlement of RSUs shall take place on or promptly following the RSU Settlement Date, and no later than the end of the Restriction Period, and subject to the terms of the applicable RSU Agreement, take the form determined by the Board, in its sole discretion. Settlement of RSUs shall take place through:

(a)	in the case of settlement of RSUs for their Cash Equivalent, delivery of a cheque or any other form of payment deemed acceptable by the Board to the Participant representing the Cash Equivalent;

(b)	in the case of settlement of RSUs for Shares:

(i)	delivery to the Participant (or to the liquidator, executor or administrator, as the case may be, of the estate of the Participant) of a certificate in the name of the Participant representing in the aggregate such number of Shares as the Participant (or to the liquidator, executor or administrator, as the case may be, of the estate of the Participant) shall be entitled to receive (unless the Participant intends to simultaneously dispose of any such Shares); or

(ii)	in the case of Shares issued in uncertificated form, issuance of the aggregate number of Shares as the Participant (or the liquidator, executor or administrator, as the case may be, of the estate of the Participant) shall be entitled to receive to be evidenced by a book position on the register of the shareholders of the Corporation to be maintained by the transfer agent and registrar of the Shares; or

(iii)	delivery to the Participant of Shares purchased on the Participant’s behalf on the open market; or

(c)	in the case of settlement of the RSUs for a combination of Shares and the Cash Equivalent, a combination of Section 5.5(2)(a) and Section 5.5(2)(b) above.

Section 5.6 Determination of Amounts.

(1)	For purposes of determining the Cash Equivalent of RSUs to be made pursuant to Section 5.5, such calculation will be made promptly following the RSU Settlement Date based on the Market Value on the RSU Settlement Date multiplied by the number of vested RSUs in the Participant’s Account to settle in cash.

(2)	For the purposes of determining the number of Shares to be issued or delivered to a Participant upon settlement of RSUs pursuant to Section 5.5, such calculation will be made on the RSU Settlement Date based on the whole number of Shares equal to the whole number of vested RSUs then recorded in the Participant’s Account to settle in Shares.

Section 5.7 RSU Agreements.

RSUs shall be evidenced by an RSU Agreement, in such form not inconsistent with the Plan as the Board may from time to time determine. The RSU Agreement shall contain such terms that may be considered necessary in order that the RSU will comply with any provisions respecting restricted share units in the income tax or other laws in force in any country or jurisdiction of which the Participant may from time to time be a resident or citizen or the rules of any regulatory body having jurisdiction over the Corporation.

Section 5.8 Award of Dividend Equivalents.

Dividend Equivalents may, as determined by the Board in its sole discretion, be awarded in respect of unvested RSUs in a Participant’s Account on the same basis as cash dividends declared and paid on Shares as if the Participant was a shareholder of record of Shares on the relevant record date. Dividend Equivalents, if any, will be credited to the Participant’s Account in additional RSUs, the number of which shall be determined as per the following formula: (A x B)/C where:

“A” represents the amount of the dividend per Share declared and paid on the Shares by the Corporation;

“B” represents the number of RSUs listed in the Participant’s Account on the Dividend Payment Date; and

“C” represents the Market Value of one Share on the Dividend Payment Date.

Any additional RSUs credited to a Participant’s Account as a Dividend Equivalent pursuant to this Section 5.8 shall be subject to the same RSU Vesting Determination Date and vesting conditions, if any, as the RSUs in respect of which such additional RSUs are credited. In the event that the applicable RSUs do not vest, all Dividend Equivalents, if any, associated with such RSUs will be forfeited by the Participant and returned to the Corporation’s account. The foregoing does not obligate the Corporation to declare or pay dividends on Shares and nothing in the Plan shall be interpreted as creating such an obligation.

ARTICLE 6

DEFERRED SHARE UNITS

Section 6.1 Nature of DSUs.

A DSU is an Award that, upon settlement, entitles the recipient Participant to receive Shares issued from treasury or purchased on the open market at such purchase price (which may be zero) as determined by the Board, or to receive the Cash Equivalent or a combination thereof, as the case may be, pursuant and subject to such restrictions and conditions as the Board may determine at the time of grant, unless such DSU expires prior to being settled. Conditions may, without limitation, be based on continuing employment (or other service relationship) and/or achievement of Performance Criteria.

Section 6.2 DSU Awards.

(1)	Subject to the provisions herein set forth, the provisions of any Approved Agreement, and any shareholder or regulatory approval which may be required, the Board shall, from time to time, in its sole discretion, (i) designate the Eligible Participants who may receive DSUs under the Plan, (ii) fix the number of DSUs, if any, to be granted to each Eligible Participant and the date or dates on which such DSUs shall be granted, (iii) determine the relevant conditions and any vesting provisions and the Restriction Period of such DSUs, and (iv) determine any other terms and conditions applicable to the granted DSUs, which need not be identical, the whole subject to the terms and conditions prescribed in this Plan and in any applicable DSU Agreement.

(2)	In making such determination, the Board shall consider the timing of crediting DSUs, including crediting DSUs in connection with Dividend Equivalents, to a Participant’s Account, any vesting requirements and settlement timing applicable to such DSUs to ensure that the crediting of the DSUs to the Participant’s Account, any vesting requirements and settlement timing are compliant with Regulation 6801(d) under the Tax Act and any applicable provincial legislation.

(3)	Subject to any vesting and other conditions and provisions herein set forth and in the applicable DSU Agreement, if any, each DSU awarded to a Participant shall entitle the Participant to receive (i) a Share (issued from treasury or purchased on the open market), (ii) the Cash Equivalent or (iii) a combination thereof, as the case may be, following the determination by the Board on the DSU Vesting Determination Date that any applicable vesting conditions have been met, but in no event earlier than the Participant’s Termination Date, and no later than the last day of the applicable Restriction Period.

Section 6.3 Mandatory and Voluntary Participation

(1)	Subject to the Corporation’s director compensation policy determined by the Board from time to time, each Eligible Director (i) shall receive, subject to Section 6.3(3), 100% of his or her Equity Retainer in the form of DSUs (the “Mandatory Portion”), and (ii) may elect to receive, in accordance with Section 6.3(4), any percentage, up to 100%, of his or her Cash Retainer in the form of DSUs (the “Voluntary Portion”).

(2)	Each Eligible Director will receive such number of DSUs as is obtained by dividing the sum of the Mandatory Portion and the Voluntary Portion payable quarterly to the Eligible Director by the Market Value on the date on which the DSUs are awarded. DSUs shall be awarded to Eligible Directors quarterly on the first day of each quarter (or, if not a Business Day, on the following Business Day), unless otherwise determined by the Board.

(3)	Notwithstanding Section 6.3(1), any Participant may elect to receive the equivalent of his or her Mandatory Portion in cash instead of DSUs if (i) the Participant purchases in the open market the same number of Shares he or she would have received in the form of DSUs, or (ii) the Participant is otherwise exempted by the Board for any reason.

(4)	Each Participant who elects to participate in the Plan in respect of the Voluntary Portion for a given calendar year must send to the Corporate Secretary a written notice to that effect (an “Election Notice”) prior to December 31 of the preceding calendar year. Each Participant who is a newly elected or appointed director and who elects to participate in the Plan in respect of the Voluntary Portion for the then current calendar year must send to the Corporate Secretary an Election Notice within 15 days of his or her election or appointment, but prior to the receipt of the first Cash Retainer payment and in the case of Eligible Directors who are U.S. Residents, such election may only relate to the Cash Retainer not yet earned as of the date of such election. The election made in an Election Notice in respect of the Cash Retainer of a given calendar year will be irrevocable for that calendar year.

(5)	The Election Notice shall be deemed to apply to all subsequent calendar years until such time as the Participant shall send to the Corporate Secretary an Election Notice containing different instructions or a termination notice (in which case the new Election Notice or the termination notice, as applicable, shall apply to the calendar year following the calendar year during which it was sent to the Corporate Secretary).

(6)	If no Election Notice is received in accordance with Section 6.3(4) and no prior Election Notice is deemed to apply in accordance with Section 6.3(5), the Participant shall be deemed not to have elected to participate in the Plan in respect of the Voluntary Portion and his or her Cash Retainer shall be paid in cash.

(7)	Each Participant is entitled to terminate his or her participation in the Plan in respect of the Voluntary Portion for a given calendar year by sending a written notice to that effect to the Corporate Secretary prior to December 31 of the previous calendar year.

(8)	No Election Notice, or amendment or termination of an election contemplated in this Section 6.3(8) shall be made during a Black-out Period, and any such notice sent by a Participant during a Black-Out Period shall be null and void. To the extent that an Election Notice or other such notice is sent during a Black-Out Period, or cannot be made during the period set forth in this Section 6.3(8) as a result of the existence of a Black-out Period, the Participant shall continue to participate in the Plan in respect of a Voluntary Portion on the basis of the prior election made, or, if no prior election has been made, shall be deemed to have elected not to participate in the Plan in respect of a Voluntary Portion.

Section 6.4 DSU Vesting Determination Date.

The vesting determination date is the date on which the Board determines if the Performance Criteria and/or other vesting conditions with respect to a DSU, if any, have been met (the “DSU Vesting Determination Date”), and as a result, establishes the number of DSUs that become vested, if any. For greater certainty, the DSU Vesting Determination Date must fall after the end of the Performance Period, if any, but no later than the last day of the applicable Restriction Period.

Section 6.5 Vesting of DSUs.

Subject to the terms of this Plan and the applicable DSU Agreement, if any, after the applicable vesting period, if any, has ended and after the Participant’s Termination Date, the holder of DSUs shall be entitled to receive payout on the value and number of DSUs, determined by the Board on the applicable DSU Vesting Determination Date as a function of the extent to which the corresponding vesting criteria, if any, have been achieved. After the Board has determined that the vesting criteria, if any, relating to DSUs credited to a Participant’s Account have been achieved, such DSUs shall entirely vest and be paid in accordance with this Section 6.5, but in no event will such payment be made earlier than the Participant’s Termination Date, or later than the last day of the applicable Restriction Period. Unless otherwise determined by the Board, all DSUs credited to a Participant’s Account in respect of which any vesting criteria have not been achieved shall automatically be forfeited and be cancelled on the DSU Vesting Determination Date and, in any event, no later than the last day of the Restriction Period.

Section 6.6 Settlement of DSUs.

(1)	Except as otherwise provided in the DSU Agreement, all of the vested DSUs covered by a particular grant shall be settled following the Participant’s Termination Date but no later than the end of the Restriction Period (the “DSU Settlement Date”). Following the receipt of such settlement, the DSU so settled shall be of no value whatsoever and shall be removed from the Participant’s Account.

(2)	Settlement of DSUs shall take place promptly following the DSU Settlement Date, and no later than the end of the Restriction Period, and take the form determined by the Board, in its sole discretion. Settlement of DSUs shall take place through:

(a)	in the case of settlement of DSUs for their Cash Equivalent, delivery of a cheque or any other form of payment deemed acceptable by the Board to the Participant representing the Cash Equivalent;

(b)	in the case of settlement of DSUs for Shares:

(i)	delivery to the Participant (or to the liquidator, executor or administrator, as the case may be, of the estate of the Participant) of a certificate in the name of the Participant representing in the aggregate such number of Shares as the Participant (or to the liquidator, executor or administrator, as the case may be, of the estate of the Participant) shall be entitled to receive (unless the Participant intends to simultaneously dispose of any such Shares); or

(ii)	in the case of Shares issued in uncertificated form, issuance of the aggregate number of Shares as the Participant (or the liquidator, executor or administrator, as the case may be, of the estate of the Participant) shall be entitled to receive to be evidenced by a book position on the register of the shareholders of the Corporation to be maintained by the transfer agent and registrar of the Shares; or

(iii)	delivery to the Participant of Shares purchased on the Participant’s behalf on the open market; or

(c)	in the case of settlement of the DSUs for a combination of Shares and the Cash Equivalent, a combination of Section 6.6(2)(a) and Section 6.6(2)(b) above.

Section 6.7 Determination of Amounts.

(1)	For purposes of determining the Cash Equivalent of DSUs to be made pursuant to Section 6.6, such calculation will be made on the DSU Settlement Date based on the Market Value on the DSU Settlement Date multiplied by the number of vested DSUs in the Participant’s Account to settle in cash.

(2)	For the purposes of determining the number of Shares to be issued or delivered to a Participant upon settlement of DSUs pursuant to Section 6.6, such calculation will be made on the DSU Settlement Date based on the whole number of Shares equal to the whole number of vested DSUs then recorded in the Participant’s Account to settle in Shares.

Section 6.8 DSU Agreements.

DSUs shall be evidenced by a DSU Agreement, in such form not inconsistent with the Plan as the Board may from time to time determine. The DSU Agreement may contain such terms that may be considered necessary in order that the DSU will comply with any provisions respecting deferred share units in the income tax or other laws in force in any country or jurisdiction of which the Participant may from time to time be a resident or citizen or the rules of any regulatory body having jurisdiction over the Corporation.

Section 6.9 Grant of Dividend Equivalents.

Dividend Equivalents may, as determined by the Board in its sole discretion, be awarded in respect of unvested DSUs in a Participant’s Account on the same basis as cash dividends declared and paid on Shares as if the Participant was a shareholder of record of Shares on the relevant record date. Dividend Equivalents, if any, will be credited to the Participant’s Account in additional DSUs, the number of which shall be determined as per the following formula: (A x B)/C where:

“A” represents the amount of the dividend per Share declared and paid on the Shares by the Corporation;

“B” represents the number of DSUs listed in the Participant’s Account on the Dividend Payment Date; and

“C” represents the Market Value of one Share on the Dividend Payment Date.

Any additional DSUs credited to a Participant’s Account as a Dividend Equivalent pursuant to this Section 6.9 shall be subject to the same DSU Vesting Determination Date and vesting conditions, if any, as the DSUs in respect of which such additional DSUs are credited. In the event that the applicable DSUs do not vest, all Dividend Equivalents, if any, associated with such DSUs will be forfeited by the Participant and returned to the Corporation’s account. The foregoing does not obligate the Corporation to declare or pay dividends on Shares and nothing in the Plan shall be interpreted as creating such an obligation.

ARTICLE 7

SHARE APPRECIATION RIGHTS

Section 7.1 Nature of SARs.

A SAR is an Award entitling the recipient to receive Shares having a value equal to the excess of the Market Value of a Share on the date of exercise over the SAR Price (which price shall not be less than 100% of the Market Value of the Share on the date of grant) multiplied by the number of Shares with respect to which the SAR shall have been exercised. For the avoidance of doubt, no Dividend Equivalents shall be granted in connection with a SAR.

Section 7.2 SAR Awards.

Subject to the provisions herein set forth, the provisions of any Approved Agreement, and any shareholder or regulatory approval which may be required, the Board shall, from time to time by resolution, in its sole discretion, (i) designate the Eligible Participants who may receive SAR Awards under the Plan, (ii) fix the number of SAR Awards to be granted to each Eligible Participant and the date or dates on which such SAR Awards shall be granted, and (iii) determine the price per Share to be payable upon the vesting of each such SAR (the “SAR Price”) and the relevant conditions and vesting provisions (including the applicable Performance Period and Performance Criteria, if any) and the SAR Term, the whole subject to the terms and conditions prescribed in this Plan and in any SAR Agreement.

Section 7.3 SAR Price.

The SAR Price for the Shares that are the subject of any SAR shall be fixed by the Board when such SAR is granted, but shall not be less than the Market Value of such Shares at the time of the grant.

Section 7.4 SAR Term.

(1)	The Board shall determine, at the time of granting the particular SAR, the period during which the SAR is exercisable, which shall not be more than ten (10) years from the date the SAR is granted (“SAR Term”) and the vesting schedule of such SAR, which will be detailed in the applicable SAR Agreement. Unless otherwise determined by the Board, all unexercised SARs shall be cancelled at the expiry of the SAR Term.

(2)	Should the expiration date for a SAR fall within a Black-Out Period or within nine (9) Business Days following the expiration of a Black-Out Period, unless the delayed expiration would result in tax penalties, such expiration date shall be automatically extended without any further act or formality to that date which is the tenth (10th) Business Day after the end of the Black-Out Period, such tenth (10th) Business Day to be considered the expiration date for such SAR for all purposes under the Plan. Notwithstanding Section 10.3 hereof, the ten (10) Business Day-period referred to in this Section 7.4 may not be extended by the Board.

Section 7.5 Exercise of SARs.

Prior to its expiration or earlier termination in accordance with the Plan, each SAR shall be exercisable at such time or times and/or pursuant to the achievement of such Performance Criteria and/or other vesting conditions as the Board at the time of granting the particular SAR, may determine in its sole discretion. For greater certainty, any exercise of SARs by a Participant shall be made in accordance with the Corporation’s insider trading policy.

Section 7.6 Method of Exercise.

(1)	Subject to the provisions of the Plan, a SAR granted under the Plan shall be exercisable (from time to time as provided in Section 7.5 hereof) by the Participant (or by the liquidator, executor or administrator, as the case may be, of the estate of the Participant) by delivering a fully completed Exercise Notice to the Corporation at its registered office to the attention of the Corporate Secretary of the Corporation (or to the individual that the Corporate Secretary of the Corporation may from time to time designate) or give notice in such other manner as the Corporation may from time to time designate which notice shall specify the number of Shares with respect to which the SAR is being exercised and the effective date of the proposed exercise.

(2)	The exercise of a SAR with respect to any number of Shares shall entitle the Participant to receive, from the Corporation, a number of Shares having an aggregate Market Value equal to the excess of the Market Value of a Share on the effective date of such exercise over the per share SAR Price, rounded down to the nearest whole Share.

(3)	Upon the exercise, the Corporation shall, as soon as practicable after such exercise but no later than ten (10) Business Days following such exercise, forthwith cause the transfer agent and registrar of the Shares to either:

(a)	deliver to the Participant (or to the liquidator, executor or administrator, as the case may be, of the estate of the Participant) a certificate in the name of the Participant representing in the aggregate such number of Shares as the Participant (or to the liquidator, executor or administrator, as the case may be, of the estate of the Participant) shall be entitled to receive (unless the Participant intends to simultaneously dispose of any such Shares); or

(b)	in the case of Shares issued in uncertificated form, cause the issuance of the aggregate number of Shares as the Participant (or the liquidator, executor or administrator, as the case may be, of the estate of the Participant) shall be entitled to receive to be evidenced by a book position on the register of the shareholders of the Corporation to be maintained by the transfer agent and registrar of the Shares.

Section 7.7 SAR Agreements.

SARs shall be evidenced by a SAR Agreement, in such form not inconsistent with the Plan as the Board may from time to time determine. The SAR Agreement shall contain such terms that may be considered necessary in order that the SAR will comply with any provisions respecting stock appreciation rights in the income tax or other laws in force in any country or jurisdiction of which the Participant may from time to time be a resident or citizen or the rules of any regulatory body having jurisdiction over the Corporation.

ARTICLE 8

GENERAL CONDITIONS

Section 8.1 General Conditions Applicable to Awards.

Each Award, as applicable, shall be subject to the following conditions:

(1)	Vesting Period. Each Award granted hereunder shall vest in accordance with the terms of the Grant Agreement entered into in respect of such Award. The Board has the right to accelerate the date upon which any Award becomes exercisable notwithstanding the vesting schedule set forth for such Award, regardless of any adverse or potentially adverse tax consequence resulting from such acceleration.

(2)	Employment. Notwithstanding any express or implied term of this Plan to the contrary, the granting of an Award pursuant to the Plan shall in no way be construed as a guarantee by the Corporation or a Subsidiary to the Participant of employment or another service relationship with the Corporation or a Subsidiary. The granting of an Award to a Participant shall not impose upon the Corporation or a Subsidiary any obligation to retain the Participant in its employ or service in any capacity. Nothing contained in this Plan or in any Award granted under this Plan shall interfere in any way with the rights of the Corporation or any of its Affiliates in connection with the employment, retention or termination of any such Participant. The loss of existing or potential profit in Shares underlying Awards granted under this Plan shall not constitute an element of damages in the event of termination of a Participant’s employment or service in any office or otherwise.

(3)	Grant of Awards. Eligibility to participate in this Plan does not confer upon any Eligible Participant any right to be granted Awards pursuant to this Plan. Granting Awards to any Eligible Participant does not confer upon any Eligible Participant the right to receive nor preclude such Eligible Participant from receiving any additional Awards at any time. The extent to which any Eligible Participant is entitled to be granted Awards pursuant to this Plan will be determined in the sole discretion of the Board. Participation in the Plan shall be entirely voluntary and any decision not to participate shall not affect an Eligible Participant’s relationship or employment with the Corporation or any Subsidiary.

(4)	Rights as a Shareholder. Neither the Participant nor such Participant’s personal representatives or legatees shall have any rights whatsoever as shareholder in respect of any Shares covered by such Participant’s Awards by reason of the grant of such Award until such Award has been duly exercised, as applicable, and settled and Shares have been issued in respect thereof. Without in any way limiting the generality of the foregoing, no adjustment shall be made for dividends or other rights for which the record date is prior to the date such Shares have been issued.

(5)	Conformity to Plan. In the event that an Award is granted or an Approved Agreement is executed which does not conform in all particulars with the provisions of the Plan, or purports to grant Awards on terms different from those set out in the Plan, the Award or the grant of such Award shall not be in any way void or invalidated, but the Award so granted will be adjusted to become, in all respects, in conformity with the Plan.

(6)	Transferrable Awards. Except as specifically provided in an Approved Agreement approved by the Board, each Award granted under the Plan is personal to the Participant and shall not be assignable or transferable by the Participant, whether voluntarily or by operation of law, except by will or by the laws of succession of the domicile of the deceased Participant. No Award granted hereunder shall be pledged, hypothecated, charged, transferred, assigned or otherwise encumbered or disposed of on pain of nullity.

(7)	Participant’s Entitlement. Except as otherwise provided in this Plan or in an Approved Agreement, or unless the Board permits otherwise, upon any Subsidiary of the Corporation ceasing to be a Subsidiary of the Corporation, Awards previously granted under this Plan that, at the time of such change, are held by a Person who is a director, executive officer, employee or consultant of such Subsidiary of the Corporation and not of the Corporation itself, whether or not then exercisable, shall automatically terminate on the date of such change.

Section 8.2 General Conditions Applicable to Options and SARs.

Unless otherwise specified in an Approved Agreement, or otherwise determined by the Board, each Option or SAR, as applicable, shall be subject to the following conditions:

(1)	Termination for Cause. Upon a Participant ceasing to be an Eligible Participant for Cause, any vested or unvested Option or SAR granted to such Participant shall terminate automatically and become void immediately. For the purposes of the Plan, the determination by the Corporation that the Participant was discharged for Cause shall be binding on the Participant.

(2)	Termination not for Cause. Upon a Participant ceasing to be an Eligible Participant as a result of his or her employment or service relationship with the Corporation or a Subsidiary being terminated without Cause, (i) any unvested Option or SAR granted to such Participant shall terminate and become void immediately and (ii) any vested Option or SAR granted to such Participant may be exercised by such Participant. Unless otherwise determined by the Board, in its sole discretion, such Option or SAR shall only be exercisable within the earlier of ninety (90) days after the Termination Date and the expiry date of the Award set forth in the Grant Agreement.

(3)	Resignation. Upon a Participant ceasing to be an Eligible Participant as a result of his or her resignation from the Corporation or a Subsidiary, (i) each unvested Option or SAR granted to such Participant shall terminate and become void immediately upon resignation and (ii) each vested Option or SAR granted to such Participant will cease to be exercisable on the earlier of the ninety (90) days following the Termination Date and the expiry date of the Award set forth in the Grant Agreement.

(4)	Permanent Disability/Retirement. Upon a Participant ceasing to be an Eligible Participant by reason of Retirement or permanent disability, (i) any unvested Option or SAR shall terminate and become void immediately and (ii) any vested Option or SAR shall remain exercisable for a period of one (1) year from the date of Retirement or the date on which the Participant ceases his or her employment or service relationship with the Corporation or any Subsidiary by reason of permanent disability, but not later than the expiry date of the Award set forth in the Grant Agreement, and thereafter any such Option or SAR shall expire. To the extent an ISO is not exercised within the time period required by applicable law, it shall thereafter be treated as a Nonstatutory Stock Option.

(5)	Death. Upon a Participant ceasing to be an Eligible Participant by reason of death, any vested Option or SAR granted to such Participant may be exercised by the liquidator, executor or administrator, as the case may be, of the estate of the Participant for that number of Shares only which such Participant was entitled to acquire under the respective Options or SARs (the “Vested Awards”) hereof on the date of such Participant’s death. Such Vested Awards shall only be exercisable within eighteen (18) months after the Participant’s death or prior to the expiration of the original term of the Options or SARs whichever occurs earlier. Subject to the terms of the applicable Grant Agreement, any Options or SAR that would have vested within twelve (12) months following such Participant’s death shall be deemed to be Vested Awards on such date, and all other Options or SARs that are not Vested Awards will be cancelled on the date of such Participant’s death. To the extent an ISO is not exercised within the time period required by applicable law, it shall thereafter be treated as a Nonstatutory Stock Option.

Section 8.3 General Conditions Applicable to RSUs and DSUs.

Unless otherwise specified in an Approved Agreement, or otherwise determined by the Board, each RSU and DSU shall be subject to the following conditions:

(1)	Termination for Cause and Resignation. Upon a Participant ceasing to be an Eligible Participant for Cause or as a result of his or her resignation from the Corporation or a Subsidiary, the Participant’s participation in the Plan shall be terminated immediately, all RSUs and DSUs credited to such Participant’s Account that have not vested shall be forfeited and cancelled, and the Participant’s rights to Shares or Cash Equivalent or a combination thereof that relate to such Participant’s unvested RSUs and DSUs shall be forfeited and cancelled on the Termination Date.

(2)	Death or Cessation of Employment or Service Relationship. Except as otherwise determined by the Board from time to time, at its sole discretion, upon a Participant ceasing to be an Eligible Participant as a result of (i) death, (ii) Retirement, (iii) his or her employment or service relationship with the Corporation or a Subsidiary being terminated by the Corporation or a Subsidiary for reasons other than for Cause, or (iv) permanent disability, provided that all unvested RSUs and DSUs in the Participant’s Account as of such date relating to a Restriction Period in progress shall remain outstanding and in effect until the applicable RSU Vesting Determination Date or DSU Vesting Determination Date, and

(a)	If, on the RSU Vesting Determination Date or DSU Vesting Determination Date, the Board determines that the vesting conditions were not met for such RSUs or DSUs, as applicable, then all unvested RSUs and DSUs credited to such Participant’s Account shall be forfeited and cancelled and the Participant’s rights to Shares or Cash Equivalent or a combination thereof that relate to such unvested RSUs and DSUs shall be forfeited and cancelled; and

(b)	If, on the RSU Vesting Determination Date or DSU Vesting Determination Date, the Board determines that the vesting conditions (if any) were met for such RSUs or DSUs, as applicable, the Participant shall be entitled to receive pursuant to Section 5.5 or Section 6.6, as applicable, that number of Shares or Cash Equivalent or a combination thereof equal to the number of RSUs or DSUs outstanding in the Participant’s Account in respect of such Restriction Period multiplied by a fraction, the numerator of which shall be the number of completed months of service of the Participant with the Corporation or a Subsidiary during the applicable Restriction Period as of the date of the Participant’s death, Retirement, their Termination Date, or date of permanent disability and the denominator of which shall be equal to the total number of months included in the applicable Restriction Period (which calculation shall be made on the applicable RSU Vesting Determination Date or DSU Vesting Determination Date) and the Corporation shall distribute such number of Shares or Cash Equivalent or a combination thereof to the Participant or the liquidator, executor or administrator, as the case may be, of the estate of the Participant, as soon as practicable thereafter, but no later than the end of the Restriction Period, the Corporation shall debit the corresponding number of RSUs and DSUs from the Account of such Participant’s or such deceased Participants’, as the case may be, and the Participant’s rights to all other Shares or Cash Equivalent or a combination thereof that relate to such Participant’s RSUs and DSUs shall be forfeited and cancelled; provided that, notwithstanding the foregoing, upon a Participant ceasing to be an Eligible Participant by reason of Retirement, this Section 8.3(2) shall not apply to a Participant in the event such Participant, directly or indirectly, in any capacity whatsoever, alone, through or in connection with any Person, carries on or becomes employed by, engaged in or otherwise commercially involved in, any activity or business in the Advanced Driver Assistance Systems (ADAS) or autonomous vehicles software industries prior to the applicable RSU Vesting Determination Date or DSU Vesting Determination Date. In such event, Section 8.3(1) shall apply to such Participant. Except as expressly provided for in an RSU Agreement or DSU Agreement, none of the foregoing provisions of this Section 8.3(2), shall apply to a U.S. Resident.

(3)	General. For greater certainty, where a Participant’s employment or service relationship with the Corporation or a Subsidiary is terminated pursuant to Section 8.3(1) or Section 8.3(2) hereof following the satisfaction of all vesting conditions in respect of particular RSUs or DSUs but before receipt of the corresponding distribution or payment in respect of such RSUs or DSUs, the Participant shall remain entitled to such distribution or payment.

Section 8.4 General Conditions Applicable to Unvested Shares.

Upon a Participant ceasing to be an Eligible Participant for any reason, any Unvested Shares that have not vested at such time shall automatically and without any requirement of notice to such Participant, or other action by or on behalf of the Corporation, be deemed to have been reacquired by the Corporation from such Participant, and thereafter shall cease to represent any ownership in the Corporation by the Participant or rights of the Participant as a shareholder of the Corporation. Following such deemed reacquisition, the Participant shall surrender any certificates representing Unvested Shares in such Participant’s possession to the Corporation upon request without consideration.

Section 8.5 Cessation of Vesting Following Termination

Except if and as required to comply with applicable minimum requirements contained in ESL, the Participant is not eligible for continued vesting of any Award during any period in which the Participant receives, or claims to be entitled to receive, any compensatory payments or damages in lieu of notice of termination pursuant to contract, common law or civil law, and the Participant will not be entitled to any damages or other compensation in respect of any Award that does not vest or is not awarded due to termination as of the Termination Date of the Participant’s employment, consulting engagement or directorship, as the case may be, with the Corporation or a Subsidiary for any reason. The Plan displaces any and all common law and civil law rights the Participant may have or claim to have in respect of any Awards, including any right to damages. The foregoing shall apply, regardless of: (i) the reason for the termination of Participant’s employment, consulting engagement or directorship; (ii) whether such termination is lawful or unlawful, with or without Cause; (iii) whether it is the Participant or the Corporation or the Subsidiary that initiates the termination; and (iv) any fundamental changes, over time, to the terms and conditions applicable to the Participant’s employment, consulting engagement or service as a director.

Section 8.6 Service with Affiliates

Notwithstanding the other provisions of Article 8, unless the Board, in its discretion, otherwise determines or as otherwise set out in an Approved Agreement, at any time and from time to time, Awards are not affected by a change of employment, consulting engagement or directorship within or among the Corporation or its Subsidiaries for so long as the Participant continues to be a director, executive officer, employee or consultant of the Corporation or its Subsidiaries.

ARTICLE 9

COMPLIANCE WITH U.S. TAX LAWS

Section 9.1 Incentive Stock Options.

Each Option granted to a U.S. Resident shall be designated in the Grant Agreement as either an Incentive Stock Option or a Nonstatutory Stock Option. Any Option designated as an Incentive Stock Option: (a) shall be granted only to a Participant who is an employee of the Corporation or Subsidiary; (b) in the case of an Incentive Stock Option granted to a Participant who, at the time the Incentive Stock Option is granted, does not own shares of the Corporation representing more than ten percent (10%) of the voting power of all classes of shares of the Corporation or any parent or subsidiary, shall be granted with an Option Price that is not less than the Market Value of a Share on the date of grant; (c) in the case of an Incentive Stock Option granted to a Participant who, at the time the Incentive Stock Option is granted, owns shares of the Corporation representing more than ten percent (10%) of the voting power of all classes of shares of the Corporation or any parent or subsidiary, shall be granted with an Option Price that is not less than one hundred ten percent (110%) of the Market Value of a Share on the date of grant; (d) shall not have an aggregate fair market value (determined for each Incentive Stock Option at the date of grant) of Shares with respect to which Incentive Stock Options are exercisable for the first time by the Participant during any calendar year (under the Plan and any other employee stock option plan of the Corporation or any parent or subsidiary), determined in accordance with the provisions of Section 422 of the Code, that exceeds $100,000; and (e) shall have a term not exceeding ten (10) years from the date of grant or such shorter term as may be provided in the Grant Agreement and, in the case of an Incentive Stock Option granted to a Participant who, at the time the Incentive Stock Option is granted, owns shares of the Corporation representing more than ten percent (10%) of the voting power of all classes of shares of the Corporation or any parent or subsidiary, the term of the Incentive Stock Option shall be five (5) years from the date of grant or such shorter term as may be provided in the Grant Agreement. No Incentive Stock Options may be granted under the Plan after the tenth (10th) anniversary of the earlier of the approval of the Plan by shareholders of the Corporation or the date the Plan was approved by the Board.

Section 9.2 Section 409A.

(1)	Without limiting the generality of this Section 9.2, each Award granted to a U.S. Resident will contain such terms as the Board determines, and will be construed and administered, such that the Award either qualifies for an exemption from the requirements of Section 409A or satisfies such requirements.

(2)	Notwithstanding Section 9.1 and Section 9.2 of this Plan or any other provision of this Plan or any Grant Agreement to the contrary, the Board may unilaterally amend, modify or terminate the Plan or any outstanding Award, including but not limited to changing the form of the Award, if the Board determines that such amendment, modification or termination is necessary or advisable to avoid the imposition of an additional tax, interest or penalty under Section 409A.

(3)	If a Participant is deemed on the date of the Participant’s termination of employment or other service relationship with the Corporation or a Subsidiary to be a “specified employee” within the meaning of that term under Section 409A(a)(2)(B), then, with regard to any payment that is considered nonqualified deferred compensation under Section 409A, to the extent applicable, payable on account of a “separation from service”, such payment will be made or provided on the date that is the earlier of (i) the expiration of the six-month period measured from the date of such “separation from service” and (ii) the date of the Participant’s death (the “Delay Period”). Upon the expiration of the Delay Period, all payments delayed pursuant to this Section 9.2(3) (whether they would have otherwise been payable in a single lump sum or in installments in the absence of such delay) will be paid on the first Business Day following the expiration of the Delay Period in a lump sum and any remaining payments due under the Award will be paid in accordance with the normal payment dates specified for them in the applicable Grant Agreement.

(4)	For purposes of Section 409A, each payment made under this Plan will be treated as a separate payment.

ARTICLE 10

ADJUSTMENTS AND AMENDMENTS

Section 10.1 Adjustment to Shares Subject to Outstanding Awards.

At any time after the grant of an Award to a Participant and prior to the expiration of the term of such Award or the forfeiture or cancellation of such Award, in the event of (i) any subdivision of the Shares into a greater number of Shares, (ii) any consolidation of Shares into a lesser number of Shares, (iii) any reclassification, reorganization or other change affecting the Shares, (iv) any merger, amalgamation or consolidation of the Corporation with or into another corporation, or (v) any distribution to all holders of Shares or other securities in the capital of the Corporation, of cash, evidences of indebtedness or other assets of the Corporation (excluding an ordinary course dividend in cash or shares, but including for greater certainty shares or equity interests in a subsidiary or business unit of the Corporation or one of its subsidiaries or cash proceeds of the disposition of such a subsidiary or business unit) or any transaction or change having a similar effect, then the Board shall in its sole discretion, subject to the required approval of any Stock Exchange, determine the appropriate adjustments or substitutions to be made in such circumstances in order to maintain the economic rights of the Participant in respect of such Award in connection with such occurrence or change, including, without limitation:

(a)	adjustments to the exercise price of such Award without any change in the total price applicable to the unexercised portion of the Award;

(b)	adjustments to the number of Shares to which the Participant is entitled upon exercise of such Award;

(c)	adjustments permitting the immediate exercise of any outstanding Awards that are not otherwise exercisable; or

(d)	adjustments to the number or kind of Shares reserved for issuance pursuant to the Plan.

Section 10.2 Change of Control.

Except as may be provided in an Approved Agreement, and notwithstanding anything else to the contrary herein, in the event of a potential Change of Control, the Board shall have the power, in its sole discretion, to modify the terms of this Plan and/or the Awards (including, for greater certainty, to cause the vesting of all unvested Awards) to assist the Participants to tender into a take-over bid or participating in any other transaction leading to a Change of Control. For greater certainty, in the event of a take-over bid or any other transaction leading to a Change of Control, the Board shall have the power, in its sole discretion, to (i) provide that any or all Awards shall thereupon terminate, provided that any such outstanding Awards that have vested shall remain exercisable until consummation of such Change of Control, and (ii) permit Participants to conditionally exercise their Options and SARs, such conditional exercise to be conditional upon the take-up by such offeror of the Shares or other securities tendered to such take-over bid in accordance with the terms of such take-over bid (or the effectiveness of such other transaction leading to a Change of Control). If, however, the potential Change of Control referred to in this Section 10.2 is not completed within the time specified therein (as the same may be extended), then notwithstanding this Section 10.2 or the definition of “Change of Control”: (i) any conditional exercise of vested Options and/or SARs shall be deemed to be null, void and of no effect, and such conditionally exercised Awards shall for all purposes be deemed not to have been exercised, (ii) Shares which were issued pursuant to exercise of Options and/or SARs which vested pursuant to this Section 10.2 shall be returned by the Participant to the Corporation and reinstated as authorized but unissued Shares, and (iii) the original terms applicable to Awards which vested pursuant to this Section 10.2 shall be reinstated.

Section 10.3 Amendment or Discontinuance of the Plan.

(1)	The Board may suspend or terminate the Plan at any time, or from time to time amend or revise the terms of the Plan or any granted Award without the consent of the Participants provided that such suspension, termination, amendment or revision shall:

(a)	not adversely alter or impair the rights of any Participant, without the consent of such Participant except as permitted by the provisions of the Plan;

(b)	be in compliance with applicable law and with the prior approval, if required, of the shareholders of the Corporation, the Nasdaq or any other regulatory body having authority over the Corporation; and

(c)	be subject to shareholder approval, where required by law or the requirements of the Nasdaq, provided that the Board may, from time to time, in its absolute discretion and without approval of the shareholders of the Corporation make the following amendments to this Plan:

(i)	any amendment to the vesting provision, if applicable, or assignability provisions of the Awards;

(ii)	any amendment to the expiration date of an Award that does not extend the terms of the Award past the original date of expiration of such Award;

(iii)	any amendment regarding the effect of termination of a Participant’s employment or engagement;

(iv)	any amendment which accelerates the date on which any Option or SAR may be exercised under the Plan;

(v)	any amendment to the definition of an Eligible Participant under the Plan;

(vi)	any amendment necessary to comply with applicable law or the requirements of the Nasdaq or any other regulatory body;

(vii)	any amendment of a “housekeeping” nature, including to clarify the meaning of an existing provision of the Plan, correct or supplement any provision of the Plan that is inconsistent with any other provision of the Plan, correct any grammatical or typographical errors or amend the definitions in the Plan;

(viii)	any amendment regarding the administration of the Plan;

(ix)	any amendment to add provisions permitting the grant of Awards settled otherwise than with Shares issued from treasury, a form of financial assistance or clawback, and any amendment to a provision permitting the grant of Awards settled otherwise than with Shares issued from treasury, a form of financial assistance or clawback which is adopted; and

(x)	any other amendment that does not require the approval of the shareholders of the Corporation under Section 10.3(2).

(2)	Notwithstanding Section 10.3(1), the Board shall be required to obtain shareholder approval for any increase to the maximum number of Shares issuable under the Plan, except in the event of an adjustment pursuant to Article 10;

(3)	The Board may, by resolution, advance the date on which any Award may be exercised or payable or, subject to applicable regulatory provisions, including any rules of a Stock Exchange or shareholder approval requirements of Section 409A, extend the expiration date of any Award, in the manner to be set forth in such resolution provided that the period during which an Option or a SAR is exercisable or RSU is outstanding does not exceed ten (10) years from the date such Option or SAR is granted in the case of Options and SARs and three (3) years after the calendar year in which the services giving rise to the award were rendered in the case of RSUs. The Board shall not, in the event of any such advancement or extension, be under any obligation to advance or extend the date on or by which any Option or SAR may be exercised or RSU may be outstanding by any other Participant.

ARTICLE 11

MISCELLANEOUS

Section 11.1 Use of an Administrative Agent and Trustee.

The Board may in its sole discretion appoint from time to time one or more entities to act as administrative agent or trustee to administer the Awards granted under the Plan and to act as trustee to hold and administer the assets that may be held in respect of Awards granted under the Plan, the whole in accordance with the terms and conditions determined by the Board in its sole discretion. The Corporation and the administrative agent will maintain records showing the number of Awards granted to each Participant under the Plan.

Section 11.2 Tax Withholding.

(1)	Notwithstanding any other provision of this Plan, all distributions, delivery of Shares or payments to a Participant (or to the liquidator, executor or administrator, as the case may be, of the estate of the Participant) under the Plan shall be made net of applicable taxes and source deductions. If the event giving rise to the withholding obligation involves an issuance or delivery of Shares, then, the withholding obligation may be satisfied by (a) having the Participant elect to have the appropriate number of such Shares sold by the Corporation, the Corporation’s transfer agent and registrar or any trustee appointed by the Corporation pursuant to Section 11.1 hereof, on behalf of and as agent for the Participant as soon as permissible and practicable, with the proceeds of such sale being delivered to the Corporation, which will in turn remit such amounts to the appropriate governmental authorities, or (b) any other mechanism as may be required or appropriate to conform with local tax and other rules.

(2)	Notwithstanding Section 11.2(1), the applicable tax withholdings may be waived where a Participant other than a U.S. Resident directs in writing that a payment be made directly to the Participant’s registered retirement savings plan in circumstances to which subsection 100(3) of the regulations made under the Tax Act apply.

Section 11.3 Clawback.

Notwithstanding any other provisions in this Plan, any Award which is subject to recovery under any law, government regulation or stock exchange listing requirement, will be subject to such deductions and clawback as may be required to be made pursuant to such law, government regulation or stock exchange listing requirement (or any policy adopted by the Corporation pursuant to any such law, government regulation or stock exchange listing requirement). Without limiting the generality of the foregoing, the Board may provide in any case that outstanding Awards (whether or not vested or exercisable) and the proceeds from the exercise or disposition of Awards or Shares acquired under Awards will be subject to forfeiture and disgorgement to the Corporation, with interest and other related earnings, if the Participant to whom the Award was granted violates (i) a non-competition, non-solicitation, confidentiality or other restrictive covenant by which he or she is bound, or (ii) any policy adopted by the Corporation applicable to the Participant that provides for forfeiture or disgorgement with respect to incentive compensation that includes Awards under the Plan. In addition, the Board may require forfeiture and disgorgement to the Corporation of outstanding Awards and the proceeds from the exercise or disposition of Awards or Shares acquired under Awards, with interest and other related earnings, to the extent required by law or applicable stock exchange listing standards, including, without limitation, Section 10D of the Exchange Act , and any related policy adopted by the Corporation. Each Participant, by accepting or being deemed to have accepted an Award under the Plan, agrees to cooperate fully with the Board, and to cause any and all permitted transferees of the Participant to cooperate fully with the Board, to effectuate any forfeiture or disgorgement required hereunder. Neither the Board nor the Corporation nor any other person, other than the Participant and his or her permitted transferees, if any, will be responsible for any adverse tax or other consequences to a Participant or his or her permitted transferees, if any, that may arise in connection with this Section 11.3.

Section 11.4 Securities Law Compliance.

(1)	The Plan (including any amendments to it), the terms of the grant of any Award under the Plan, the grant of any Award and exercise of any Option or SAR, and the Corporation’s obligation to sell and deliver Shares in respect of any Awards, shall be subject to all applicable federal, provincial, state and foreign laws, rules and regulations, the rules and regulations of applicable Stock Exchanges and to such approvals by any regulatory or governmental agency as may, as determined by the Corporation, be required. The Corporation shall not be obliged by any provision of the Plan or the grant of any Award hereunder to issue, sell or deliver Shares in violation of such laws, rules and regulations or any condition of such approvals.

(2)	No Awards shall be granted, and no Shares shall be issued, sold or delivered hereunder, where such grant, issue, sale or delivery would require registration of the Plan or of the Shares under the securities laws of any foreign jurisdiction (other than Canada and the United States) or the filing of any prospectus for the qualification of same thereunder, and any purported grant of any Award or purported issue or sale of Shares hereunder in violation of this provision shall be void.

(3)	The Corporation shall have no obligation to issue any Shares pursuant to this Plan unless upon official notice of issuance such Shares shall have been duly listed with a Stock Exchange. Shares issued, sold or delivered to Participants under the Plan may be subject to limitations on sale or resale under applicable securities laws.

(4)	If Shares cannot be issued to a Participant upon the exercise of an Option or a SAR due to legal or regulatory restrictions, the obligation of the Corporation to issue such Shares shall terminate and any funds paid to the Corporation in connection with the exercise of such Option or SAR will be returned to the applicable Participant as soon as practicable.

Section 11.5 Reorganization of the Corporation.

The existence of any Awards shall not affect in any way the right or power of the Corporation or its shareholders to make or authorize any adjustment, reclassification, recapitalization, reorganization or other change in the Corporation’s capital structure or its business, or any amalgamation, combination, merger or consolidation involving the Corporation or to create or issue any bonds, debentures, shares or other securities of the Corporation or the rights and conditions attaching thereto or to affect the dissolution or liquidation of the Corporation or any sale or transfer of all or any part of its assets or business, or any other corporate act or proceeding, whether of a similar nature or otherwise.

Section 11.6 Participant Information.

Each Participant agrees to provide the Corporation with all information (including personal information, which means any information of an identifiable individual) required by the Corporation in order to administer the Plan. Each Participant acknowledges that information required by the Corporation in order to administer the Plan may be shared with third parties in connection with such administration (such persons, ” Recipients”). Recipients may be located in the Participant’s jurisdiction of residence, or elsewhere, and the Participant’s jurisdiction may have different data privacy laws and protections than the Recipients’ jurisdiction(s). Each Participant consents to such sharing and authorizes the Corporation to share the Participant’s information on their behalf and authorizes such Recipients to receive, possess, use, retain, transfer and otherwise process the information, in electronic or other form, to implement, administer and manage the Participant’s participation in the Plan. A Participant may, at any time, refuse or withdraw the consents in this Section 11.6 by giving written notice to the Corporation. If the Participant refuses or withdraws the consents in this Section 11.6, the Corporation may cancel the Participant’s participation in the Plan and, in the Board’s discretion, the Participant may forfeit any of their outstanding Awards.

Section 11.7 Compliance with Employment Standards.

It is understood and agreed that all provisions of the Plan and any Approved Agreement (the “Plan Documents”) are subject to all applicable minimum requirements of ESL and it is the intention of the Corporation and its Subsidiaries to comply with the minimum applicable requirements contained in ESL. Accordingly, the Plan Documents shall: (a) not be interpreted as in any way waiving or contracting out of ESL, and (b) be interpreted to achieve compliance with such legislation. In the event that ESL requires the Corporation or one of its Subsidiaries to provide the Participant a superior right or entitlement upon termination of employment or otherwise (“Statutory Entitlements “) than provided for under the Plan Documents, the Corporation or one of its Subsidiaries, as applicable, will provide the Participant with the Participant’s minimum Statutory Entitlements in substitution for the Participant’s rights under the Plan Documents. There shall be no presumption of strict interpretation against the Corporation or any Subsidiary.

Section 11.8 No Notice of Expiration.

It is understood and agreed that the Corporation and its directors, officers, employees, attorneys and agents do not have any obligation to notify the Participant prior to the expiration of any Option or SAR awarded under this Plan, regardless of whether such Award will expire at the end of its full term or an earlier date related to the termination of the Participant’s employment or engagement. The Participant agrees that the Participant has the sole responsibility for monitoring the expiration of any Options and SARs and for exercising such Awards, if at all, prior to their expiration.

Section 11.9 Quotation of Shares.

So long as the Shares are listed on one or more Stock Exchanges, the Corporation must apply to such Stock Exchange or Stock Exchanges for the listing or quotation, as applicable, of the Shares underlying the Awards granted under the Plan, however, the Corporation cannot guarantee that such Shares will be listed or quoted on any Stock Exchange.

Section 11.10 No Fractional Shares.

No fractional Shares shall be issued upon the exercise or settlement of any Option, RSU, DSU or SAR granted under the Plan and, accordingly, if a Participant would become entitled to a fractional Share upon the exercise or settlement of such Option, RSU, DSU or SAR, or from an adjustment permitted by the terms of this Plan, such Participant shall only have the right to acquire the next lowest whole number of Shares, and no payment or other adjustment will be made with respect to the fractional interest so disregarded.

Section 11.11 International Participants.

With respect to Participants who reside or work outside Canada and the U.S., the Board may, in its sole discretion, amend, or otherwise modify, without shareholder approval, the terms of the Plan or Awards with respect to such Participants in order to conform such terms with the provisions of local law, and the Board may, where appropriate, establish one or more sub-plans to reflect such amended or otherwise modified provisions.

Section 11.12 Electronic Delivery.

The Corporation or the Board may from time to time establish procedures for (i) the electronic delivery of any documents that the Corporation may elect to deliver (including, but not limited to the Plan Documents and all other forms of communications) in connection with any award made under the Plan, (ii) the receipt of electronic instructions from Participants and/or (iii) an electronic signature system for delivery and acceptance of any such documents. Compliance with such procedures will satisfy any requirement to provide documents in writing and/or for a document to be signed or executed.

Section 11.13 Governing Laws.

The Plan and all matters to which reference is made herein shall be governed by and interpreted in accordance with the laws of the Province of Québec and the laws of Canada applicable therein.

Section 11.14 Severability.

The invalidity or unenforceability of any provision of the Plan shall not affect the validity or enforceability of any other provision and any invalid or unenforceable provision shall be severed from the Plan.

Section 11.15 Effective Date of the Plan.

The Plan was approved by the Board and shall take effect on December 21, 2023.

Section 11.16 Language.

By accepting any award under the Plan, the Participant confirms that it is the Participant’s express wish to receive this document in English only and to be bound only by such English version and to receive all other documents related to any award or the Plan, including notices, in the English language only and declare that the Participant is satisfied with this. En acceptant tout octroi aux termes du régime, le participant confirme sa volonté expresse de recevoir le présent document en langue anglaise seulement, et d’être lié par le présent document en langue anglaise seulement et de recevoir tous les autres documents afférents à tout octroi ou au régime, y compris les avis, en langue anglaise seulement et s’en déclare satisfait.

EXHIBIT A

LEDDARTECH HOLDINGS INC.

FORM OF OPTION AGREEMENT

This option agreement (this “Option Agreement”) evidences an award of Options granted by LeddarTech Holdings Inc. (the “Corporation”) to the undersigned (the “Participant”) pursuant to and subject to the terms and conditions of the LeddarTech Holdings Inc. Omnibus Incentive Plan (the “Plan”), which is incorporated herein by reference and forms an integral part of this Option Agreement. Capitalized terms used herein and not otherwise defined shall have the meanings given to them in the Plan. Certain provisions of the Plan are reproduced or summarized herein for your convenience; however, this Option Agreement is not comprehensive.

Section 1.1 Grant of Options

(1)	The Corporation confirms that the Participant has been granted Options under the Plan on the following basis, subject to the terms and conditions of the Plan:

Date of Grant

Number of Options

Option Price (US$)

Vesting Schedule (including Performance Criteria) Option Term

Type of Options (U.S. Participant)

(2)	Attached hereto and forming an integral part of this Option Agreement as Schedule A is a Form of Election to Exercise that the Participant may use to exercise any of his or her Options in accordance with the Plan at any time and from time to time prior to the expiry of the Option Term of such Options, subject to any vesting or other applicable conditions. Such notice shall be delivered at the Corporation’s registered office to the attention of the Corporate Secretary of the Corporation or any other individual that the Corporate Secretary of the Corporation may from time to time designate.

(3)	The Participant understands that Section 8.2 of the Plan governs their rights to these Options upon the termination of their employment or engagement with the Corporation or any of its Subsidiaries. In summary:

a.	The unvested portion of these Options will be terminated upon the Participant’s Termination Date (regardless of whether the termination is lawful or unlawful, with or without Cause, an whether the Participant or the Corporation or any Subsidiary initiates the termination), and if the Participant is terminated for Cause, the vested portion of these Options will also, subject to ESL, be terminated immediately on the Participant’s Termination Date.

b.	If the Participant ceases to be an Eligible Participant due to the termination of their employment or engagement other than for Cause, or if they resign, the vested portion of these Options will remain available for exercise until the earlier of 90 days following the Participant’s Termination Date and the expiration of these Options.

c.	If the Participant ceases to be an Eligible Participant due to their Retirement or because of permanent disability, the unvested portion of these Options will terminate and become immediately void, and the vested portion of these Options will remain exercisable for a period of one (1) year following the date of Retirement or permanent disability and the expiration of these Options.

d.	If the Participant ceases to be an Eligible Participant due to their death, then the vested portion of their Options shall remain outstanding until the earlier of eighteen (18) months following their date of death and the expiration of these Options. Any portion of these Options that would have vested within the twelve (12) months immediately following the Participant’s date of death will vest as of their date of death.

(4)	If the Participant has executed and become a party to a non-competition or a non-solicitation agreement with the Corporation or any of its Subsidiaries, the Participant’s rights hereunder shall be subject to the restrictive covenants and other provisions contained in that agreement. Where the Participant is determined by the Board in its sole and absolute discretion to have breached any such restrictive covenant, all outstanding Options shall terminate and be forfeited immediately; provided, however, that the foregoing will not limit the application of the provisions contained in the Plan and in this Option Agreement.

(5)	Any exercise of Options by the Participant shall be made in accordance with the Corporation’s insider trading policy. Should the expiry date of any Option Term fall within a Black-Out Period or within nine (9) Business Days following the expiration of a Black-Out Period, then unless the extension would result in tax penalties, such expiry date shall be automatically extended without any further act or formality to that date which is the tenth (10th) Business Day after the end of the Black-Out Period, such tenth (10th) Business Day to be considered the expiry date for such Options for all purposes under the Plan.

Section 1.2 Non-Transferrable Option

Each Option granted under the Plan is personal to the Participant and shall not be assignable or transferable by the Participant, whether voluntarily or by operation of law, except by will or by the laws of succession of the domicile of the deceased Participant. No Option granted hereunder shall be pledged, hypothecated, charged, transferred, assigned or otherwise encumbered or disposed of on pain of nullity.

Section 1.3 Acknowledgments

By accepting this Option Agreement, the Participant represents, warrants and acknowledges that (i) he or she has read and understands the Plan and agrees to the terms and conditions thereof and of this Option Agreement; (ii) his or her participation in the trade and acceptance of the Options is voluntary; (iii) he or she has not been induced to participate in the Plan by expectation of engagement, appointment, employment, continued engagement, continued appointment or continued employment, as applicable, with the Corporation or its Affiliates; and (iv) neither the Participant nor the Participant’s personal representatives or legatees shall have any rights whatsoever as shareholder in respect of any Shares covered by the Participant’s Options by reason of the grant of such Options until such Options has been duly exercised and Shares have been issued in respect thereof.

Section 1.4 Governing Law

This Option Agreement and all matters to which reference is made herein shall be governed by and interpreted in accordance with the laws of the Province of Québec and the laws of Canada applicable therein.

Section 1.5 Counterparts

This Option Agreement may be executed and delivered in any number of counterparts (including by facsimile, email or other electronic means), each of which is deemed to be an original, and such counterparts together constitute one and the same agreement.

Section 1.6 Language

By accepting this Option Agreement under the Plan, the Participant confirms that it is the Participant’s express wish to receive this Option Agreement in English only and to sign and be bound only by such English version and to receive all other documents related to this Option Agreement or the Plan, including notices, in the English language only and declare that the Participant is satisfied with this. En acceptant tout octroi aux termes du régime, le participant confirme sa volonté expresse de recevoir le présent document en langue anglaise seulement, et de signer et d’être lié par le présent document en langue anglaise seulement et de recevoir tous les autres documents afférents à tout octroi ou au régime, y compris les avis, en langue anglaise seulement et s’en déclare satisfait.

[The remainder of this page is intentionally left blank]

Unvested portions of these Options will expire upon termination of Participant’s employment or engagement as set out in the Plan and the vested portion will expire if termination is for Cause; Participant will not be entitled to compensation (subject to any minimum applicable requirements of applicable employment standards legislation) or damages pursuant to contract, common law or civil law in respect of any such expiry and cancellation. See Section 8.2 of the Plan for details.

Participant’s Options are subject to the terms of the Plan which is hereby delivered to Participant and accessible by Participant at any time via [insert location or link]. Participant must read the Plan.

Accepted and agreed to this ___ day of _________, 20__.

Corporation:	LEDDARTECH HOLDINGS INC.

By:
Name:
Title:

Participant:

Signature of Participant

Name of Participant (Please Print)

Address:

SCHEDULE A

FORM OF ELECTION TO EXERCISE OPTIONS

TO: LEDDARTECH HOLDINGS INC. (the “Corporation”)

I, the undersigned option holder, hereby irrevocably elect to exercise Options granted by the Corporation to me pursuant to an Option Agreement dated __________, 20___ under the LeddarTech Holdings Inc.

Omnibus Incentive Plan (the “Plan”), for the number of Shares set forth below. Capitalized terms used herein and not otherwise defined shall have the meanings given to them in the Plan.

I hereby elect to surrender my Options, in whole or in part, in accordance with Sections 4.6 of the Plan:

Number of Shares to be Acquired:

Option Price (per Share):	$

Aggregate Option Price:	$

Amount Enclosed:	$

and hereby tender a certified cheque, bank draft or other form of payment confirmed as acceptable by the Corporation for such aggregate exercise price, and, if applicable, all source deductions, and direct such Shares to be registered in the name of:

I hereby agree to file or cause the Corporation to file on my behalf, on a timely basis, all insider reports and other reports that I may be required to file under applicable securities laws. I understand that this request to exercise my Options is irrevocable.

DATED this ___ day of ___________, 20 ___.

Signature of Option holder

Name of Option holder (Please Print)